Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

ITEM

1.	Manual for Shareholders’ Participation in the Annual and Extraordinary Shareholders’ Meeting of April 11th, 2012

Manual for Shareholders’ Participation

Annual and Extraordinary Shareholders’ Meeting

of April 11th, 2012

3	Message from the Chairman of the Board of Directors
4	Message from the Chief Executive Officer
5	Invitation
6	Procedures and deadlines
8	Voting rights in the meeting
9	Call Notice
12	Management Proposal for matters to be discussed in the Annual and Extraordinary Shareholders’ Meeting, including:
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Annex I - Financial statements referring to the fiscal year ended on December 31st, 2011, including (i) the Management’s Report on the Company’s businesses and the main administrative facts of the fiscal year ended on December 31st, 2011; (ii) Report from our Independent Auditors; and (iii) Report from our Fiscal Council;

125	Annex II - Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form;
159	Annex III - Destination of net earnings proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction nr 481/09;
164	Annex IV - Management and Fiscal Council global compensation proposal;
166	Annex V - Information about the management compensation, under the terms of item 13 of the Reference Form;
193	Annex VI - Information about the candidates for members of the Fiscal Council indicated or supported by the management, under the terms of items 12.6 to 12.10 of the Reference Form;
201	Annex VII - Ratification of the acquisition of the total of shares issued by Repsol Gás Brasil S.A., pursuant to Annex-19 of CVM Instruction nr 481/09;
206	Annex VIII - Glossary of the terms used in items 10, 12.6 to 12.10 and 13 of the Reference Form which are part of this document;
208	Annex IX - Valuation report of the acquisition of the total of shares issued by Repsol Gás Brasil S.A. prepared by Apsis Consultoria Empresarial Ltda.

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MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

We are pleased to invite you to attend the Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 11th, 2012, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343, 9th floor, in the City and State of São Paulo, Brazil, in accordance with the Call Notice to be published in the newspapers Valor Econômico on March 12th, 13th and 14th, 2012 and Diário Oficial do Estado de São Paulo on March 13th, 14th and 15th, 2012, also available at the Company’s website (www.ultra.com.br).

PAULO G. A. CUNHA
Chairman of the Board of Directors

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MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Dear Shareholders,

The preparation of this Manual for Shareholders’ Participation (the “Manual”) is in accordance with the Company’s policy towards the continuous improvement of its corporate governance practices, including the quality of the information provided to our shareholders.

The purpose of this document is to provide you with clarification and guidance regarding the matters to be discussed in the Meeting of April 11th, 2012 of Ultrapar. Accordingly, in this Manual you will find information on the date, location and time of the Meeting, guidelines regarding the procedures required for your attendance and participation in the Meeting as well as the necessary information regarding the matters to be discussed.

PEDRO WONGTSCHOWSKI
Chief Executive Officer

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INVITATION

DATE
April 11th, 2012

TIME
2:00 p.m.

LOCATION
Company’s headquarters
Av. Brigadeiro Luiz Antônio, nr 1343, 9th floor
Bela Vista – 01317-910
São Paulo – SP

MAP

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PROCEDURES AND DEADLINES

The shareholders (including holders of American Depositary Receipts (“ADRs”)) of the Company attending the Meeting in person or represented by proxies, must comply with the requirements for attendance provided for in article 12 of the Company’s Bylaws, furnishing the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below.

The status of a holder of: (i) common shares – will be confirmed by the furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) American Depositary Receipts (ADRs) - will be represented at the Meeting by the custodian of the shares underlying the ADRs pursuant to the terms of the deposit agreement, dated December 16th, 1999, as amended (“Deposit Agreement”).

Shareholders may be represented by proxies that have been granted within one year, which may be shareholders, members of the Company’s management, lawyers, financial institutions, or investment fund managers representing the investors.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, and a photo identification of the proxy.

Corporate Shareholder

•
Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, and photo identification of the proxy.

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Investment Funds

•	Evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers;

•	The corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and

•	In the event the representative or proxy is a legal entity, the same documents referred to in “Corporate Shareholder” must be presented to the Company.

Holders of ADRs

•
The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary bank, pursuant to the terms of the Deposit Agreement.

In the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in Portuguese, English or Spanish.

The documents listed above must be sent to the Investor Relations Department , at Avenida Brigadeiro Luís Antônio, 1343, 8th floor, in the City and State of São Paulo, by 14:00 p.m. of April 9th, 2012.

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VOTING RIGHTS IN THE MEETING

Holders of common shares (including ADRs) may vote in all matters included in the agenda. Each common share entitles to one vote in the Annual Meeting’s and Extraordinary Meeting’s resolutions.

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Call Notice

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Ultrapar are hereby invited to attend the Annual and Extraordinary Shareholders’ Meeting of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 11th, 2012, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (the “Meeting”), in order to vote on the following matters:

1.	At the Annual Shareholders’ Meeting

1.1.    Analysis and approval of the Management’s Report, Management’s accounts and financial statements referring to the fiscal year ended on December 31st, 2011, together with the report from the Independent Auditors and the opinion from the Fiscal Council;

1.2.    Destination of net earnings for the fiscal year ended on December 31st, 2011;

1.3.    Setting of the Management’s compensation; and

1.4.    Based on the request for installation of the Fiscal Council made by shareholders representing more than 2% (two percent) of the voting shares issued by the Company, election of the members of the Fiscal Council and setting of their compensation.

2.	At the Extraordinary Shareholders’ Meeting

2.1.    Ratification, in accordance with the terms of Article 256, § 1 of the Brazilian Corporate Law, of the acquisition of the total number of shares issued by Repsol Gás Brasil S.A., currently named Distribuidora de Gás LP Azul S.A., by Companhia Ultragaz S.A., subsidiary of the Company, according to the Market Announcement released on October 20th, 2011.

Attendance at the Meeting

The shareholders (including holders of American Depositary Receipts (“ADRs”)) of the Company attending the Meeting in person or represented by proxies, must

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comply with the requirements for attendance provided for in article 12 of the Company’s Bylaws, furnishing the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below. The quality of shareholder will be evidenced by submitting a statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record up to three days prior to the Meeting.

Shareholders holding ADRs will be represented at the Meeting by the custodian of the shares underlying the ADRs pursuant to the terms of the deposit agreement, dated December 16, 1999, as amended (“Deposit Agreement”).  The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary bank, pursuant to the terms of the Deposit Agreement. Shareholders may be represented by proxies that have been granted within one year, which may be shareholders, members of the Company’s management, lawyers, financial institutions, or investment fund managers representing the investors.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, and a photo identification of the proxy.

Corporate Shareholder

•
Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and;

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•	Original or certified copy of the power of attorney, if applicable, and photo identification of the proxy.

Investment Funds

•	Evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers;

•	The corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and

•	In the event the representative or proxy is a legal entity, the same documents referred to in “Corporate Shareholder” must be presented to the Company.

The documents listed above must be sent to the Investor Relations Department by 14:00 p.m. of April 9th, 2012.

Availability of Documents and Information

In accordance with article 6 of CVM Instruction nr 481, of December 17th, 2009, the documents and information regarding the matters to be approved, as well as other relevant information and documents to the exercise of voting rights in the Meeting, were filed with the CVM by the IPE system and are available in the Company's headquarters, in the Company’s website (http://www.ultra.com.br/) and CVM website (http://www.cvm.gov.br/), where the Manual of the Annual and Extraordinary Shareholders’ Meeting is also available.

São Paulo, March 9th, 2012

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

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MANAGEMENT PROPOSAL

Dear Shareholders,

The management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents to the Company´s shareholders the following Management Proposal, regarding the matters to be deliberated upon at the Company´s Annual Shareholders’ Meeting (“Annual Shareholders’ Meeting”) and Extraordinary Shareholders’ Meeting (“Extraordinary Shareholders’ Meeting”), to be held on April 11th, 2012, at 2:00 p.m.:

A) At the Annual Shareholders’ Meeting
1) Analysis and approval of the Management’s Report, Management’s accounts and financial statements referring to the fiscal year ended on December 31st, 2011, together with the report from the Independent Auditors and the opinion from the Fiscal Council.

The Management’s Report and financial statements referring to the fiscal year ended on December 31st, 2011 were filed with CVM on February 16th, 2012, and published in wide-circulation newspapers on February 17th, 2012. The documents above (i) were approved by the Board of Directors and (ii) obtained a favorable opinion from the Company´s Fiscal Council. The financial statements were audited and had an unqualified opinion from the Company´s independent auditors, KPMG Auditores Independentes. Such documents are available in Annex I of the current proposal. The management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form, are available in Annex II of the current proposal. We propose the approval of the documents mentioned above by the Company´s shareholders.

2) Destination of net earnings for the fiscal year ended on December 31st, 2011
Under item II of § 1 of art. 9 of CVM Instruction 481, and in the format of annex 9-1-II of the same instruction, we have made available information regarding the destination of net earnings from the fiscal year ended on December 31st, 2011 in Annex III of the current proposal. We propose the approval of the destination of net earnings according to Annex III and the financial statements of the Company.

3) Setting of the Management’s compensation
We propose the approval of the Company´s management compensation proposal according to the terms presented in Annex IV of the current proposal. Additional information regarding the management´s compensation policies and practices are available in Annex V of the current proposal.

4) Based on the request for installation of the Fiscal Council made by shareholders representing more than 2% (two percent) of the voting shares issued by the Company, election of the members of the Fiscal Council and setting of their compensation.
Considering that the Fiscal Council will be established by request of a shareholder representing more than 2% (two percent) of shares with voting rights issued by the Company, as displayed in article 161 of Law 6.404/76, § 2º, we propose the election of

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the following candidates as members of the Company´s Fiscal Council, as well as their alternates.

As effective members of the Fiscal Council:
- Flavio Cesar Maia Luz
- Mario Probst
- Luiz Oswaldo Santiago Moreira de Souza

As alternate members of the Fiscal Council:
- Márcio Augustus Ribeiro
- Pedro Ozires Predeus
- Sérgio Paulo Silva

Information regarding the professional experience of the candidates is available in Annex VI of the current proposal, according to items 12.6 to 12.10 of the Reference Form.

Additionally, we propose the approval of the compensation of the members of the Fiscal Council for their term of office according to the terms presented in Annex IV of the current proposal.

B) At the Extraordinary Shareholders’ Meeting
1) Ratification, in accordance with the terms of Article 256, § 1 of the Brazilian Corporate Law, of the acquisition of the total number of shares issued by Repsol Gás Brasil S.A., currently named Distribuidora de Gás LP Azul S.A., by Companhia Ultragaz S.A., subsidiary of the Company, according to the Market Announcement released on October 20th, 2011.

We propose the approval of the ratification of the acquisition of Repsol by the subsidiary of Ultrapar, as it strengthens our bulk LPG business, allowing economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment. Annex VII to the current proposal contains additional information regarding the mentioned acquisition, in accordance with article 19 of CVM Instruction 481/09.

We emphasize that, in accordance with § 2 of article 256 combined with item II of article 137, both of Brazilian Corporate Law, the dissenting shareholders of this resolution are not entitled to withdrawal rights, since the Company´s shares have liquidity and are widely traded.

São Paulo, March 9th, 2012.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

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ANNEX I - FINANCIAL STATEMENTS

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MANAGEMENT REPORT 2011

Dear Shareholders,

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) hereby presents its Management Report and Financial Statements for the fiscal year 2011. This information is accompanied by an independent auditor’s report with an unqualified opinion (clean opinion), which was discussed and reviewed by the Management.

COMPANY PROFILE

Ultrapar holds leading position in its markets achieved over its 75 years of existence. The company operates in the fuel distribution business through Ipiranga and Ultragaz, in the chemical industry with Oxiteno, and in the liquid bulk storage segment through Ultracargo. By the end of 2011, Ultrapar had 9 thousand direct employees and approximately 80 thousand indirect employees.

The company maintains operations throughout the entire Brazilian territory and has, through Oxiteno, industrial plants in Mexico and Venezuela, as well as commercial offices in Argentina, Belgium, Colombia and the United States.

In recent years, Ultrapar has followed a planned growth and value creation strategy, expanding its operational scale, allowing a robust and consistent earnings growth. This strategy, combined with the resilient nature of its businesses, enabled Ultrapar to record in 2011 another year of positive performance, completing 22 consecutive quarters of EBITDA growth, despite the unstable economic environment in the period.

The growth in Ultrapar’s activities was characterized by large movements of expansion, through a constant search for differentiation in its markets, always based on innovation in the definition of new products, in the creation of new services or in the opening of new markets that Ultrapar companies pioneer. With transformative ideas in different fronts of its operations, Ultrapar has succeeded in its objective to ensure sustainability and solidity in its business.

This year also represents a milestone in the history of Ultrapar. In 2011, the company implemented its new corporate governance structure, through several initiatives and innovative changes in the bylaws that, taken together, contributed to expanding the frontiers of the governance practice in the country. The new structure aims to prepare Ultrapar, over the coming decades, for obtaining a performance similar to that presented since its IPO in 1999, enduring the company and its growth.

Ultrapar’s shares have been listed at the BM&FBOVESPA – São Paulo Securities, Commodities and Futures Exchange and at the NYSE – New York Stock Exchange since 1999. In August 2011, Ultrapar’s shares began to be traded in the Novo Mercado, a special listing segment of the BM&FBOVESPA, with the broadest corporate governance rules. This year, the company's shares appreciated by 22%, one of the highest appreciations among the companies traded on the Ibovespa index.

ECONOMIC AND OPERATIONAL ENVIRONMENT

In 2011, the Brazilian economy continued to grow, with highlights to historically low unemployment rates, good performance of retail sector and higher credit availability, which reached a record level of 49% of the GDP in the fourth quarter of the year. Nevertheless, the economy grew at decreasing rates throughout the year. The gross domestic product grew by 3% September year-to-date, as compared with 8% in the same period of 2010, reflecting the international economic instability, particularly in Europe. In the financial market, the effects of unstable international environment in the second half of the year contributed to a 13% depreciation of the Real against the US dollar, which ended the year at R$ 1.88/US$, reverting the appreciation trend of the first half of the year. In 2011, the automotive sector reached a new sales record, with 3.4 million light vehicles licensed, a 3% increase compared with 2010. The oil price ended the year quoted at US$ 108/barrel, up 18% from 2010.

(1) Source: Brazilian Central Bank (estimate)

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ULTRAPAR IN 2011

Corporate governance

- Ultrapar implemented a new corporate governance structure and converted each preferred share into one common share. All shareholders started having the same rights in the decisions of the general meetings of the company. The company also joined the Novo Mercado and implemented mechanisms that overcome the high standards of this segment.

Acquisitions, Investments and Divestments

- Ipiranga expands its reseller network by 424 service stations and 349 new franchises.

- Oxiteno concludes an important investment cycle with the expansion of the ethylene oxide unit in Camaçari, which added 26% to the total production capacity of this product.

- Ultracargo invests in the expansion of 15% of its storage capacity.

- In October, Ultragaz acquires Repsol’s LPG distribution business in Brazil.

Shareholders’ return and capital markets

  - The shares of Ultrapar presented a 22% and 6% appreciation in 2011 at the BM&FBOVESPA and the NYSE, respectively, while the respective indexes presented an 18% depreciation and 6% appreciation.

- Dividends declared totaled R$ 525 million, corresponding to a 61% payout over 2011 net earnings and to a 3.5% dividend yield. In 2011, Ultrapar became part of the portfolio of the Dividend Index (IDIV) of BM&FBOVESPA, which includes the stocks of companies that presented the highest dividend yields in the last two years.

- Stock split at a ratio of one share to four shares in February 2011. This initiative has had a positive impact on the liquidity of the shares, expanding the number of trades and the company's shareholder base. Ultrapar’s average daily trading volume in 2011 was R$ 35 million/day, 5% higher than that in 2010, considering the negotiations that took place in BM&FBOVESPA and the NYSE.

- Once more, Ultrapar has been selected to be part of the portfolio of the Corporate Sustainability Index (ISE) of BM&FBOVESPA, which consists of companies with recognized commitment to social and environmental responsibility, corporate governance and corporate sustainability.

Results

- Record net sales of R$ 49 billion in 2011, up 15% over the previous year.

- Record EBITDA of R$ 2,011 million, 13% higher than that in 2010.

- Ultrapar’s net earnings reached the record level of R$ 855 million, 12% above the net earnings of the previous year.

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Corporate governance

In 2011, Ultrapar took a significant step towards maintaining the virtuous cycle of growth and development experienced since the IPO. Its new corporate governance model reflects the company philosophy, which blends innovation with sustainability in all its activities. Innovation, because once again Ultrapar has pioneered the introduction of practices that raise the level of corporate governance in Brazil, as evidenced by the track record of initiatives implemented by the company in this field. Sustainability because it provides conditions for Ultrapar to continue its robust trajectory of consistent results, paving the way for enduring its business and the gains provided to its shareholders, employees and other stakeholders in its 75 years of existence.

To make the new structure viable, the controlling shareholders of Ultrapar waived the controlling power, promoting the conversion of all preferred shares into common shares at a 1-to-1 ratio. With this conversion, each share allows one vote at shareholders’ meetings and, as such, all shareholders now rely on the same economic and political rights. There was no goodwill or overpricing in this process, which also had no link to any offer of shares or subsequent restructuring, highlighting the innovative character of the initiative.

This initiative involved the adhesion of Ultrapar to the Novo Mercado, a segment that already sets the highest standards of corporate governance in the Brazilian market. Additionally, statutory provisions were included, inspired by international standards, covering practices that go beyond the requirements of this listing segment. The devices employed include those originally planned by the BM&FBOVESPA in the proposed new regulations of the Novo Mercado, which were not approved but make sense for Ultrapar’s current corporate governance.

With the adoption of these practices, Ultrapar aimed at strengthening its corporate governance bodies. It was established that the Board of Directors of Ultrapar must have at least 30% of independent members, while the Novo Mercado requires 20%. This measure expands the representation of shareholders not affiliated with the company.

Another novelty is the Compensation Committee, whose function is to look after the company's compensation policy, aiming to ensure alignment between management and the company's strategy; to ensure that a model of competence and leadership prevails to promote the attraction, retention and motivation of executives; and to ensure adequate preparation of the company for the succession of its executives. An Audit Committee was also created, whose responsibilities include ensuring balance, transparency and integrity of published financial information, through the supervision of the company's financial reports. Currently, Ultrapar has a permanent Fiscal Council that also works as an audit committee pursuant to the requirements of Sarbanes-Oxley Act. The Audit Committee will not work whenever the Fiscal Council is installed.

The company's bylaws also include the provision of mandatory tender offer for the shares of the Company (“Tender Offer”) in the event of a relevant acquisition (20% of capital) of the company’s shares. The acquirer must conduct a Tender Offer to 100% of the shareholders, for the highest price per share paid by the acquirer within the last six months, that is, free of poison pills, a mechanism that often hinders or prevents the change or acquisition of control. The Tender Offer for the acquisition of relevant participation is a tested model in Europe and is part of the European directive for capital markets. The goal of the Tender Offer is to prevent a shareholder from acquiring shares enabling such shareholder to change the governance and direction of the company, without giving other shareholders, who do not agree with this new strategy, the opportunity to sell their shares. In addition, the bylaws contain no provision limiting voting rights or of special treatment of current shareholders.

Ultrapar’s new corporate governance structure is the result of a process of successive developments in corporate governance, characterized by innovative actions. This trend allowed Ultrapar to have, in recent years, a history of solid growth, which has expanded its markets and strengthened its leadership positions in each market segment that the company operates.

The new structure strengthens Ultrapar by further aligning interests, giving the same political rights to all shareholders, by definitely separating ownership from management and deepening the meritocracy, therefore increasing the ability to attract and retain talent.

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Investments

In 2011, Ultrapar continued an investment strategy oriented to support scale and competitiveness growth, as well as to reinforce the leadership position in its different businesses. Ultrapar’s investments in 2011, net of disposals, totaled R$ 1,090 million, of which R$ 1,013 million were related to organic investments and R$ 77 million were related to acquisitions.

In 2011, Ipiranga directed R$ 591 million to organic investments aiming at the expansion of its service stations through the conversion of unbranded service stations and the opening of new gas stations, as well as expanding the capacity of its facilities to meet the growing demand of the fuel market. Out of the total amount invested, R$ 548 million were related to additions to property, plant, equipment and intangible assets and R$ 43 million were related to financing to clients, net of repayments. At Oxiteno, the investment amount of R$ 107 million was oriented mainly to the capacity expansion of the ethylene oxide unit at Camaçari (BA). The expanded unit started up in the third quarter of 2011 and added 90 thousand tons/year to its capacity. Ultracargo’s investments totaled R$ 108 million in 2011 and were directed to the expansion of the terminal in Suape, which started operations in September 2011, and the terminals in Aratu and Santos, which will start operations in 2012. The three expansions together will add 15% to Ultracargo’s total capacity. Ultragaz’s investments totaled R$ 182 million in 2011, mainly focused on capturing new clients in the bulk segment, projects of expansion and modernization of filling plants, and replacement of LPG bottles. Additionally, Ultragaz concluded in October 2011 the acquisition of Repsol in the total amount of R$ 50 million, including R$ 2 million related to the net cash of the acquired company. The acquisition of Repsol strengthens Ultragaz’s bulk LPG business, a segment in which Ultragaz was a pioneer and has a relevant position, allowing it to obtain economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment, where volume progression is correlated to the GDP performance.

Ultrapar’s investment plan for 2012, excluding acquisitions, amounts to R$ 1,088 million and aims at growth through increased scale and productivity gains, as well as modernization of existing operations.

Organic investment plan for 20121	R$ million
Ipiranga	775
Oxiteno	83
Ultracargo	51
Ultragaz	157
Others	21
Total	1,088
1 Net of disposals

At Ipiranga, investments will be focused on the expansion of its service stations (through the opening of new gas stations and the conversion of unbranded service stations) and franchises network, as well as the construction of new facilities, mainly in the Midwest, Northeast and North regions of Brazil. Out of Ipiranga’s total investment budget, R$ 715 million refer to additions to property, plant, equipment and intangible assets, and R$ 60 million refer to financing to clients, net of repayments. At Oxiteno, the reduction in investments reflects the conclusion of an important expansion cycle in 2011. The budgeted investments will be mainly directed to the maintenance and modernization of its plants. Ultracargo will direct its investments to the conclusion of the expansions of the Santos and Aratu terminals, which will add 68 thousand cubic meters to the company’s storage capacity and will start up in mid-2012, and for the maintenance of its terminals. At Ultragaz, investments will be mainly dedicated to (i) the expansion of UltraSystem (small bulk), due to the perspective of capturing new clients, (ii) the construction of two new facilities and purchase of LPG bottles, focusing on strengthening its presence in the Northeast and North regions of Brazil and (iii) the replacement of bottles and tanks.

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Shareholders’ return and capital markets

Ultrapar ended 2011 with a market value of R$ 17 billion, accumulating an appreciation of 22% in the year.

Throughout 2011, Ultrapar shares increased in liquidity, registering an average daily trading volume of R$ 35 million/day, 5% above the R$ 33 million/day average of 2010. This volume considers trading on both the BM&FBOVESPA and the NYSE. The number of Ultrapar trades was significantly higher, from a daily average of 1,098 to 2,561 transactions, mainly due to the stock split conducted in early 2011.

Ultrapar’s shares appreciated far over the reference indexes in Brazil, what reflects the recognition of the company's performance and progress in corporate governance. At BM&FBOVESPA, Ultrapar shares ended the year quoted at R$ 32.01, accumulating an appreciation of 22%. In the same period, the Ibovespa index depreciated 18%. At the NYSE, Ultrapar shares appreciated by 6% in 2011, the same appreciation of the Dow Jones index over the same period.

The shareholders return seen in 2011 has followed the trend since the initial public offering: from 1999 to 2011, Ultrapar shares had an average appreciation of 22% per year, with reinvestment of dividends – an appreciation much higher than that presented by the Ibovespa index. Those who invested R$ 1,000 in Ultrapar during the IPO and reinvested the dividends distributed, ended 2011 with R$ 11,500, while the same investment in the Ibovespa portfolio would have resulted in R$ 5,000.

Social and environmental performance and operational excellence

At Ultrapar, relations and interactions with the environment are important elements of its operational excellence strategy. The company’s environmental policy is structured around activities aimed at reducing emissions of greenhouse gases (GHG) and consumption of water and energy, and the treatment of waste produced in its units. With the Monitoring and Reduction of Air Emissions Program, Ultrapar companies completed their inventories of GHG emissions in order to identify opportunities to promote the reduction of these emissions.

At Ipiranga, monitoring emissions of GHG is already a consolidated activity. In 2011, more than 3 million data of 2010 emissions in more than 73 operating units were analized. Among the initiatives that combine innovation and sustainability, the Posto Ecoeficiente (Eco-Efficient service station), a project developed by Ipiranga, stands out. Started in 2007, the program represents a revolution in the fuel distribution segment, bringing together a set of solutions for services stations that result in reduced consumption of natural resources and energy: storage and use of rainwater, reuse of water from car washing, greater use of natural light, use of more efficient lamps and reactors, and use of sunlight to heat water, among many others. The Eco-Efficient stations consume, for example, about 35% less power, providing cost savings to owners as well as saving natural resources. There are currently 60 service stations in operation under this concept, and projects for another 200 stations have already been approved. Always seeking further improvement, Ipiranga has been developing a second generation of Posto Ecoeficiente. In the next 36 months, 15 pilot stations are planned to be built.

At Oxiteno, two projects were designed to allow the use of residual gas originated in the partner companies to generate thermal energy to be used by the company. Before that, the residual gas was burned in flares. The reduction in global GHG emissions resulting from these projects was 113,090 tons in 2011, equivalent to a reduction of nearly 20% of its emissions. Oxiteno also joined the Roundtable on Sustainable Palm Oil (RSPO), an international body that certifies the use of sustainable standards for palm kernel oil producers that supply the product to Oxiteno. In 2011, Oxiteno went ahead with the differentiation strategy based on developing products heavily based on innovation and on a comprehensive view of sustainability. The company adopts a concept named Greenformance for the development of products, which involves

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(i) the replacement of synthetic and petrochemical derivatives inputs by green raw materials, (ii) the development of biodegradable and concentrated formulations that require less consumption of energy, water and packaging in its manufacture, and (iii) the design of smooth formulations, presenting no danger to the health and welfare of the consumer. Currently, 20% of the raw materials used in Oxiteno are already obtained from renewable sources (mainly palm kernel oil, ethanol, sugar and soy oil) and the company undertakes continuous efforts to increase this rate, developing research aimed at the replacement of oil derivatives.

Ultracargo is developing a project to reuse rainwater in its terminal in Santos, scheduled to be concluded in 2015. Started in 2009, the project will avoid that pure water be used for internal and external washing of pipes and tanks and the operation of its firefighting system. Therefore, Ultracargo expects to reduce water consumption by 45% in the Santos terminal. The SSMAQ Conduct (Health, Safety, Environment and Quality) represents one of the company's main guidelines and is present in all its services. Through ongoing studies, the actions of SSMAQ reinforce the development of prevention programs that provide security for employees, customers, community and the environment.

Ultragaz formed partnerships that resulted in a significant improvement in the LPG bottling line: the modernization of the nozzles of the filling system. The initiative eliminated the escape of gas during the disconnection of the nozzle from the bottle. In addition to reducing loss of LPG, this innovation also ensures a healthier environment for workers involved in the process. Another important initiative was the adoption of reusing water from the containers washing process, through the deployment of a closed-circuit water treatment, which generates water savings estimated at about 100 thousand cubic meters per year. Ultragaz signed the UN Global Compact in 2009, and has developed a structured program for spreading the sustainability theme, through a series of initiatives with internal and external audiences, taking the following position: “Ultragaz Faz Sustentável. E quer fazer sempre mais” (Ultragaz does sustainably and always wants to do more), which aims to identify, create and communicate all sustainable actions promoted by the company.

Relationship with stakeholders

One of the pillars of Ultrapar is the virtuous relationship that the company maintains with different audiences, thanks to a policy based on ethics, transparency and sharing principles, objectives and goals, and guided by a strategy strongly marked by the pursuit of sustainable development.

Continued investment in its professionals allows the development of leaders in Ultrapar and offers opportunities for improvement and professional growth, recognition of technical expertise and commitment to organizational values, in order to achieve results and sustain the company growth. By the end of 2011, Ultrapar had 9,055 employees.

The investment in developing and retaining top talents is a strong component of Ultrapar’s strategy. The programs and projects for the management of people are structured into three basic lines: training and development, knowledge retention and welfare at work. Each year, Ultrapar selects around 300 young professionals in the market, distributed between the four businesses and the Corporate Center, integrating a work of professional development with the distinction of performing in different areas of learning, allowing exchanges of knowledge and a broader view of the route to follow in the professional life. A valuable tool in people management is the job rotation among areas, expanding the possibilities for career development. The organizational structure of Ultrapar provides opportunities for movement of people between different areas of the company. In addition to expanding the scope of the employees’ development, this allows the dissemination of the best practices among the company's businesses and knowledge exchange.

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People management – Major initiatives in 2011

. Programa Geral de Treinamento da Ipiranga (Ipiranga’s General Training Program): prepares leaders and allows technical update sessions, aligning requirements with the strategic plans of the company, as well as providing expertise in areas such as environment and legal. Annually, 64% of the Ipiranga staff goes through several programs, including behavioural, technical and business management training.

. Modelo de gestão integrada da Oxiteno (Oxiteno’s integrated management model): addresses the needs generated by the internationalization process, thus ensuring a unique organizational culture in different countries, cultures and languages. There is a clear and detailed policy of expatriation offering full support and security for employees and their families in the transfer process, assisting in matters such as establishment of housing and schooling for children. This policy aims to create opportunities for growth and development, and promote the exchange of best practices, accelerating integration between the units of Oxiteno.

. Portal do Saber da Ultracargo (Ultracargo’s Knowledge Portal): long-distance learning system created in 2010, which relies on content produced by the universities of Chicago and Harvard, and the participation of executives from large multinational organizations. The professionals who participate in the project receive content in video, seminars, podcast, and text formats.

. Academia Ultragaz (Ultragaz Academy): a corporate university elaborated through partnerships with Fundação Getulio Vargas, Fundação Dom Cabral and Fundação Instituto de Administração (FIA). The courses cover a wide range of subjects, from technical training, postgraduate and masters programs to even languages. In 2011, the Academia Ultragaz provided around 36 thousand hours of training to more than 5,500 participants.

. Programa de Desenvolvimento de Lideranças – PDL (Ultrapar’s Leadership Development Program): training of Ultrapar managers and coordinators aimed at expanding the capacity of professionals to take on new challenges within the company and ensure succession movements. The PDL for professionals in the Corporate Center began in 2011, with the participation of 28 employees in more than 400 hours of training.

The pursuit of excellence is also present in the relationship with the client base. Passion for the client is in the essence of the businesses, and it moves the company to strive to learn more deeply the needs of their consumers, worldwide trends, and to anticipate demand, bringing innovative and sustainable products and services to the market.

Based on ethics and care with the quality of the products sold in its network, Ipiranga maintains the Fuels Quality Control Program, with initiatives aimed at certifying and guaranteeing the origin and purity of its products. Ipiranga has a Quality Label, which certifies the quality of the products in its network. In case of irregularities, the service station loses certification and, after that, it loses the right to use the Ipiranga brand.

Oxiteno has increasingly developed initiatives with its clients to offer more sustainable solutions, which were reinforced after the start up of the oleochemical unit at the end of 2008. The oleochemical plant uses renewable raw material from vegetable oils for the production of fatty acids, fatty alcohols and glycerin. These products have a wide application range in the cosmetics and detergent markets.

Ultracargo conducted major investment projects in partnership with clients in 2011, particularly the expansion of the terminal in Suape, which came into operation in the second half of 2011 to meet the specific needs of a client who participated in the design and format of the project.

Ultragaz conducts periodic surveys in order to verify the degree of customer satisfaction with its products and services. In the residential market, the surveys occur every six months with the final consumers. The company also periodically checks the satisfaction of its resellers. Three surveys are carried out in the corporate market, two monthly and one on a semester basis, whose results are used in the search for continuous improvement. For Ultragaz to be considered a "good provider", the Customer Satisfaction Index (ISC) must reach a value equal to or greater than 80%. In the case of assessments below this percentage, quality analysts should intervene, verifying any non-compliance and performing corrective, preventive and improvement actions. In 2011, the company obtained 86% of approval.

Sharing principles and results is the philosophy of Ultrapar when dealing with suppliers and the reseller network. The company believes in well-structured partnerships developed based on values such as ethics, sustainable financial results, quality, safety and social and environmental responsibility. As such, the strict standards o f Ultrapar also permeate the requirements to suppliers regarding the quality standards of its processes, products and services, including compliance with social and environmental rules in the supply chain.

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Ipiranga develops many initiatives to strengthen the relationship with resellers and their teams. The Programa de Gestão de Revenda (Management Program for Resellers), aiming to promote quality management, aligned to the company’s standards of excellence, and the Programa de Gestão de Negócio de Varejo (Retail Business Management Program), directed to franchisees of am/pm and Jet Oil, are offered through the Programa Geral de Treinamento a Clientes (General Program of Customer Training). In 2011, about 250 retailers and 360 franchisees joined the two programs. Ipiranga also extends to the service stations’ employees, internally called VIP (Ipiranga pump attendants), a program focused on motivation and relationship to improve customer service in the service stations network. Special mobile units that circulate throughout the country support the trainings, equipped with audiovisual devices and teaching materials, allowing the training of VIPs in their own place. In 2011, more than 16 thousand VIPs were trained.

Ultragaz promotes training and development of its 4,400 resellers with the support of the Academia Ultragaz (Ultragaz Academy), which offers several training programs for its resellers since 2007, among them the “Academia Ultragaz – Especialista em Atendimento” (Ultragaz Academy – Specialist in Customer Care). The program has already received recognition awards such as Marketing Best Sustainability and Top Social ADVB (Association of Sales Officers in Brazil).

Oxiteno and Ultracargo are signatories to the ABIQUIM Responsible Care program, by which they base their relationship with suppliers on social and environmental issues.

Ultrapar and its businesses develop programs and projects aimed at enhancing the relationship with the communities where they operate through actions directed primarily to the promotion of education, culture and professional training. The company's goal is to help promote inclusion and social development of communities.

For a decade, Ultrapar develops the Projeto Formare (Formare Project), through which it offers low-income young students from the Bela Vista region in São Paulo – neighbourhood of the corporate headquarters – vocational and free training courses, contributing to their integration into the labor market. By 2011, the initiative had already been extended to 185 young students, who left the program qualified to work as administrative and sales agents.

With the purpose of encouraging book reading in Brazil, Ipiranga maintains the Programa Semeando Cidadania (Sowing Citizenship Program), developed in partnership with Fundação DPaschoal, which enables the production of books about ethics, respect, cooperation and diversity. Since the project began in 2004, more than 1.3 million books have been distributed in public schools and other institutions, benefiting more than 900 thousand students in 21 states of Brazil.

Oxiteno keeps open doors to the community as a way to disclose its actions on sustainability. In 2011, for example, the Triunfo plant received visits from chemical engineering students of the Pontifícia Universidade Católica do Rio Grande do Sul to show the safety and accuracy of a petrochemical industry. The Camaçari (BA) plant, in turn, opened its doors to welcome mechanical and mechatronics engineering students from Universidade Salvador (UNIFACS).

Together with a group of companies, Ultracargo developed the project Polo Cidadania (Citizenship Complex), which launched initiatives to provide assistance to 6 thousand residents of communities around the Camaçari complex. The project provided emergency training, in order to prepare the community for any occasional accidents, and recommendations for safety practices at home. Another important project was the Prêmio Comunidade em Ação (Community in Action Award), developed in Baixada Santista – coastal region in the state of São Paulo – together with the A Tribuna newspaper. Ultracargo awarded 4 projects of social action that are based on volunteerism and assistance to communities.

Ultragaz takes advantage of the widespread reach of its operations, which serves an average 11 million households per month, to take educational campaigns to communities. In partnership with the Federal Government, the Ministry of Health and the Childhood Brazil NGO, it benefited 16 million people, over a period of 12 months of operation, by providing information about AIDS as well as on curbing sexual exploitation.

Relationship with Independent Auditors

Ultrapar and its subsidiaries’ policies on contracting services from its independent auditors aims to ensure that there is no conflict of interest, loss of independence or objectivity, being based on principles that preserve the auditor’s independence. In order to avoid any subjectivity in the definition of the principles of independence in services provided by external auditors, procedures for the approval of hiring such services have been established, expressly defining the services that are (i) previously authorized, (ii) subject to prior approval by the Fiscal Council/Audit Committee, and (iii) prohibited.

For the year ending December 31st, 2011, Ultrapar and its subsidiaries did not contract any service from their independent auditors that was not directly linked to the auditing of financial statements.

KPMG Auditores Independentes has provided external audit services to Ultrapar since 2007. From 2012 onwards, the external auditing services will be provided by Deloitte Touche Tohmatsu.

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ANALYSIS OF FINANCIAL PERFORMANCE IN 2011

Considerations on the financial information

Standards and criteria adopted in preparing the information
From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (IFRS) in the presentation of consolidated financial statements of the Brazilian publicly-listed companies. Accordingly, Ultrapar’s consolidated financial statements for the years 2010 and 2011 were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the financial statements for years 2009 and 2010, in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the IFRS is available in note 2 of the financial statements of the year ended December 31st, 2010.

The financial information of Ipiranga, Oxiteno, Ultracargo and Ultragaz is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the divestment – Ultracargo’s road transportation, in-house logistics, and solid bulk storage
On July 1st, 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses, with the transfer of shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon announcement of the transaction on March 31st, 2010. In October 2010, Ultrapar disbursed R$ 2 million in connection with the expected working capital adjustment. The financial statements of Ultrapar and Ultracargo from 3Q10 onwards no longer include the businesses sold.

Effect of the acquisition – DNP
On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition is R$ 73 million, with the initial disbursement of R$ 47 million in November 2010 and additional disbursements of R$ 27 million in 2011. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

Effect of the acquisition – Repsol
On October 20th, 2011, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Repsol Gás Brasil S.A. (“Repsol”). The acquisition value is R$ 50 million. This amount includes R$ 2 million related to the net cash of the acquired company. Ultrapar’s and Ultragaz’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on October 20th, 2011.

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Comparative performance 2011-2010
(R$ million)
	2011					2010
	Ultrapar	Ipiranga	Oxiteno	Ultracargo	Ultragaz	Ultrapar	Ipiranga	Oxiteno	Ultracargo	Ultragaz
Net sales and services	48,661	42,224	2,409	267	3,767	42,482	36,483	2,083	293	3,661

Cost of products and services	(45,140)	(39,898)	(1,931)	(115)	(3,214)	(39,323)	(34,524)	(1,655)	(138)	(3,076)

Gross profit	3,522	2,326	478	152	553	3,159	1,959	428	155	586

Sales, general and administrative expenses	(2,143)	(1,365)	(320)	(67)	(388)	(1,924)	(1,184)	(291)	(76)	(375)

Other operational results	52	53	(3)	3	(1)	11	29	0	3	(22)

Operational income before income from sale of assets	1,431	1,014	155	89	164	1,246	804	137	83	189

EBITDA	2,011	1,330	261	118	282	1,776	1,073	241	111	307

Depreciation and amortization	580	316	106	29	117	531	269	104	29	119

The financial information of Ipiranga, Oxiteno, Ultracargo and Ultragaz is presented without elimination of transactions carried out between the companies.

Sales Volume
In 2011, Ipiranga’s sales volume was 8% higher than that in 2010, totaling 21,701 thousand cubic meters. The sales volume for light vehicles increased by 6%, as a result of an estimated 8% growth in the light vehicle fleet and investments made to expand the network, including the acquisition of DNP in November 2010. Such growth was partially offset by the increased share of gasoline in the sales mix, due to the lower availability and competitiveness of ethanol in 2011. Diesel volumes grew by 9% in the same period, as a result of the investments made to capture new clients and the growth of the Brazilian economy. At Oxiteno, sales volume totaled 660 thousand tons in 2011, 4% lower than 2010, mainly due to unplanned stoppages at the Camaçari petrochemical complex in early 2011 and the slowdown in the global economy. The volume sold by Oxiteno in the Brazilian market was 1% lower than in 2010, while sales volume outside Brazil was 10% lower. At Ultracargo, effective storage increased by 5% over 2010, due to the start up of the expanded terminal in Suape in September 2011. In 2011, Ultragaz’s sales volume reached 1,652 thousand tons in 2011, 3% higher than that in 2010. The LPG sales volume increased by 2% and 5% in the bottled and in the bulk segments, respectively, mainly as a result of the economic growth and investments made to capture new clients.

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Net Sales and Services
Ultrapar’s net sales and services amounted to R$ 48,661 million in 2011, growth of R$ 6,180 million (15%) over 2010. Ipiranga's net sales and services totaled R$ 42,224 million in 2011, up 16% from 2010, as a result of higher sales volume, higher costs of anhydrous and hydrated ethanol, and increased share of gasoline in the product mix, due to the lower availability of ethanol in 2011. Oxiteno reported R$ 2,409 million in net sales and services, a growth of 16% compared with 2010, despite the 5% stronger Real and 4% lower sales volume, as a result of the recovery in the average dollar prices over the last 12 months and the better sales mix in the first half of the year. Ultracargo's net sales and services totaled R$ 267 million, down 9% from 2010, as a result of the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses in July 2010, partially offset by the growth in average storage in its liquid bulk terminals. Ultragaz's net sales and services amounted to R$ 3,767 million in 2011, up 3% over 2010, in line with the growth of sales volume.

Cost of Products and Services
Ultrapar’s cost of products and services amounted to R$ 45,140 million in 2011, growth of R$ 5,817 million (15%) over 2010. Ipiranga’s cost of products sold amounted to R$ 39,898 million, up 16% over 2010, as a result of a higher sales volume, higher costs of anhydrous and hydrated ethanol, and increased share of gasoline in the product mix, due to the lower availability of ethanol in 2011. Oxiteno’s cost of products sold totaled R$ 1,931 million, up 17% over 2010, as a result of higher cost in dollars of raw materials, the effects of inflation, and extraordinary costs resulting from the stoppages of the Camaçari plant, effects partially offset by the 4% decrease in sales volume and the 5% stronger Real. Ultracargo’s cost of services provided totaled R$ 115 million, down 17% from 2010, as a result of the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses, partially offset by the growth in average storage in its liquid bulk terminals. Ultragaz’s cost of products sold amounted to R$ 3,214 million, up 4% over 2010, as a consequence of the higher sales volume and the effects of inflation over costs.

Sales, General and Administrative Expenses
Ultrapar’s sales, general and administrative expenses amounted to R$ 2,143 million in 2011, up 11% over 2010. Ipiranga’s sales, general and administrative expenses totaled R$ 1,365 million, 15% higher than that in 2010, resulting from (i) higher sales volume, (ii) the effects of inflation on expenses, (iii) higher expenses related to advertising, marketing and expansion projects, and (iv) higher variable compensation, in line with earnings progression. Oxiteno’s sales, general and administrative expenses amounted to R$ 320 million, 10% higher than 2010, mainly due to the effects of inflation on the expenses, higher costs from consulting service and higher unit expenses with logistics. Ultracargo’s sales, general and administrative expenses amounted to R$ 67 million in 2011, 12% lower than in 2010, as a consequence of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. Ultragaz’s sales, general and administrative expenses totaled R$ 388 million, 3% higher than that in 2010, mainly due to the effects of inflation on the expenses, marketing and sales campaigns, and higher sales volume, partially offset by lower variable compensation.

Earnings before interest, taxes, depreciation and amortization (EBITDA)
Ultrapar's consolidated EBITDA reached R$ 2,011 million in 2011, a 13% growth over 2010, as a result of EBITDA growth of Ipiranga, Oxiteno, and Ultracargo. Ipiranga reported an EBITDA of R$ 1,330 million in 2011, up 24% from 2010, mainly due to (i) higher sales volume, (ii) better sales mix, with higher share of gasoline, and (iii) the positive non-recurring net effect of R$ 84 million, mainly related to PIS/Cofins credits in 2011 and expenses and costs to complete the integration/conversion of Texaco. Excluding these non-recurring effects, Ipiranga's unit EBITDA was R$ 59/m3 in 2011, higher than the R$ 55/m3 in 2010. Oxiteno’s EBITDA totaled R$ 261 million, growth of 8% over 2010, as a result of a recovery in margins in dollar and better sales mix in the first semester, partially offset by the 4% decrease in sales volume, the 5% stronger Real, and extraordinary costs resulting from the stoppages in Camaçari plant. Oxiteno’s unit EBITDA reached US$ 236/ton in 2011, 18% higher than 2010. In 2011, Ultracargo reported an EBITDA of R$ 118 million, an increase of 6% over 2010, due to the growth in the average storage in the liquid bulk terminals, partially offset by the

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effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. In 2011, Ultracargo's EBITDA margin reached 44%, higher than the 38% margin reported in 2010. Ultragaz's EBITDA amounted to R$ 282 million, 8% lower than that in 2010, mainly due to the effects of inflation on costs and expenses during the year.

EBITDA (Earnings Before Interests, Taxes, Depreciation, and Amortization) is a measure used by Ultrapar's management for internal analysis of its operational results. It is also a financial benchmark widely used by analysts and investors to measure our capacity to generate cash from operations and Ultrapar’s financial performance. Besides, we use the EBITDA as a reference in covenants related to some of our finance agreements, according to note 14 of the company’s financial statements. The EBITDA should not be considered separately, or as an alternative to net income, as a measure of operational performance, or as an alternative to the operational net cash flow, or even as a liquidity measure.

Depreciation and Amortization
Total depreciation and amortization costs and expenses amounted to R$ 580 million in 2011, R$ 49 million higher than that in 2010, as a result of the increased investments carried out.

Income from sale of assets
Ultrapar recorded in 2011 an income from sale of assets in the total amount of R$ 21 million, R$ 58 million lower than the income recorded in 2010. Such decrease results mainly from the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo and from the receipt related to Ipiranga credit cards, as a result of the expansion of Ipiranga's distribution network in the recent years, both occurred in 2010.

Financial result
Ultrapar reported R$ 297 million of net financial expenses in 2011, R$ 32 million higher than the net expense of 2010, mainly due to the higher interest rates (CDI) and net indebtedness. Ultrapar’s net debt to EBITDA ratio was 1.4 times by the end of 2011, compared with 1.2 times by the end of 2010.

Net Earnings
Ultrapar's consolidated net earnings as of 2011 reached R$ 855 million, 12% higher than the net earnings reported in 2010, as a result of the EBITDA growth, partially offset by the lower income from sale of assets and higher depreciation and amortization.

Indebtedness
Ultrapar ended the fiscal year 2011 with a gross debt of R$ 5,562 million, resulting in a net debt of R$ 2,779 million, an increase of 28% from 2010, mainly due to expansion and maintenance investments in all business and dividends distributed over the last 12 months.

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OUTLOOK

The initiatives adopted by Ultrapar’s businesses, in order to increase scale and differentiation, allow the company to have visibility to keep sales volume and earnings growth in 2012.

We expect to keep growing in all businesses, benefiting from the investments made and from the growth of the markets where we operate. Ipiranga will keep its investment plan, focusing on expansion in the North, Northeast, and Midwest regions of Brazil, through new stations and conversion of unbranded service stations. Oxiteno will keep capturing benefits from the conclusion and maturing process of the investments in capacity expansion. Ultracargo will complete in 2012 the expansion of the terminals in Santos and Aratu, which, together with the expansion of the terminal of Suape completed in 2011, will result in a 15% growth over Ultracargo’s storage capacity of 2010. In Ultragaz, the growth of the bulk segment, as a result of the economic growth and the acquisition of Repsol, will contribute to increase the LPG sales volume and, consequently, its results.

The company’s consistent planning and execution, combined with the features of Ultrapar’s businesses – which are partly resilient and partly leveraged on the economic growth – and the implementation of the new corporate governance structure provide the perspective for a continuation of the company’s growth trajectory. Ultrapar will remain alert to growth opportunities, either by acquisitions or organic growth, aiming to repeat in the next decades the growth and value creation presented in its 75 years of existence.

14

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Financial statements December 31, 2011 and 2010

Ultrapar Participações S.A. and Subsidiaries

Financial statements

as of December 31, 2011 and 2010

Independent auditors’ report	3- 4

Balance sheets	5 - 6

Income statements	7

Comprehensive income	8

Statements of changes in shareholders’ equity	9 - 12

Statements of cash flows - Indirect method	13 - 14

Statements of value added	15

Notes to the financial statements	16 - 94

INDEPENDENT AUDITORS’ REPORT ON THE FINANCIAL STATEMENTS

To
The Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo – SP

We have audited the accompanying individual and consolidated financial statements of Ultrapar Participações S.A. (“the Company”), identified as Parent and Consolidated, respectively,  which comprises the statement of financial position as at December 31, 2011 and the related statements of income, changes in shareholders equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these individual financial statements in accordance with the accounting practices adopted in Brazil and these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB), and in accordance with accounting practices adopted in Brazil, and  for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures selected to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the  financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the aforementioned financial statements present fairly, in all material respects, the individual financial position of Ultrapar Participações S.A. as at December 31, 2011, and its individual financial performance and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Ultrapar Participações S.A. as at December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standard (IFRS) and the accounting practices adopted in Brazil.

Emphasis of matter paragrafh

As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Ultrapar Participações S.A. these practices differ from IFRS, applicable to the separate financial statement, only with respect  to the measurements of investments in subisidiaries, associates companies and jointly controlled entities measured by the equity method, while for IFRS purposes these investiments whould be measured at cost of fair value.

Other matters

Statement of value added

We also examined the individual and consolidated statement of value added (DVA), for the year ended on December 31, 2011, for which the disclosure is required by Brazilian corporation laws applicable to publicly-held companies and presented as an additional information for the IFRS which do not require this disclosure. This statement was submitted to the same audit procedures previously described and, in our opinion, is fairly presented in all material respects, in relation to the financial statements taken as whole.

São Paulo, February 15, 2012

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2011 and 2010

(In thousands of Reais)

		Parent		Consolidated
Assets	Note	2011	2010	2011	2010

Current assets

Cash and cash equivalents	4	178,672	407,704	1,790,954	2,642,418
Financial investments	4	52,902	12,758	916,936	558,209
Trade accounts receivable	5	-	-	2,026,417	1,715,709
Inventories	6	-	-	1,310,132	1,133,537
Recoverable taxes	7	48,706	69,897	470,511	354,317
Dividends receivable		73,526	72,787	-	-
Other receivables		1,971	806	20,323	18,149
Prepaid expenses	10	-	-	40,221	35,148
Total current assets		355,777	563,952	6,575,494	6,457,487

Non-current assets

Financial investments	4	-	-	74,437	19,750
Trade accounts receivable	5	-	-	117,716	96,668
Related companies	8.a)	779,531	780,869	10,144	10,144
Deferred income and social contribution taxes	9.a)	690	185	510,135	564,397
Recoverable taxes	7	39,906	9,013	81,395	54,770
Escrow deposits		232	232	469,381	380,749
Other receivables		-	-	1,312	694
Prepaid expenses	10	-	-	69,198	40,611
		820,359	790,299	1,333,718	1,167,783

Investments
Subsidiaries	11.a)	5,291,099	4,939,167	-	-
Affiliates	11.b)	-	-	12,626	12,465
Other		-	-	2,793	2,793
Property, plant and equipment	12 and 14.g)	-	-	4,278,931	4,003,704
Intangible assets	13	246,163	246,163	1,539,177	1,345,611
		5,537,262	5,185,330	5,833,527	5,364,573

Total non-current assets		6,357,621	5,975,629	7,167,245	6,532,356

Total assets		6,713,398	6,539,581	13,742,739	12,989,843

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2011 and 2010

(In thousands of Reais)

		Parent		Consolidated
	Note
Liabilities		2011	2010	2011	2010
Current liabilities
Loans	14	-	-	1,300,326	813,516
Debentures	14.f)	1,002,451	2,711	1,002,451	2,711
Finance leases	14.g)	-	-	2,222	4,257
Trade payables	15	54	110	1,075,103	941,177
Salaries and related charges	16	128	110	268,345	228,215
Taxes payable	17	2,361	7	109,653	157,922
Dividends payable	20.g)	156,076	186,432	163,802	192,493
Income and social contribution taxes payable		-	5	38,620	76,781
Post-employment benefits	24.b)	-	-	13,282	11,339
Provision for assets retirement obligation	18	-	-	7,251	5,636
Provision for contingencies	23	-	-	41,347	39,626
Other payables		214	214	55,643	29,684
Deferred revenues	19	-	-	19,731	14,572
Total current liabilities		1,161,284	189,589	4,097,776	2,517,929

Non-current liabilities

Loans	14	-	-	3,196,102	3,380,856
Debentures	14.f)	-	1,193,405	19,102	1,193,405
Finance leases	14.g)	-	-	41,431	1,288
Related companies	8.a)	-	-	3,971	4,021
Deferred income and social contribution taxes	9.a)	-	-	37,980	26,712
Provision for contingencies	23	1,047	3,257	512,788	470,505
Post-employment benefits	24.b)	-	-	96,751	93,162
Provision for assets retirement obligation	18	-	-	60,253	58,255
Other payables		-	-	90,625	62,215
Deferred revenues	19	-	-	8,724	5,912
Total non-current liabilities		1,047	1,196,662	4,067,727	5,296,331

Shareholders’ equity

Share capital	20.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	20.c)	9,780	7,688	9,780	7,688
Revaluation reserve	20.d)	7,075	7,590	7,075	7,590
Profit reserve	20.e)	1,837,667	1,513,920	1,837,667	1,513,920
Treasury shares	20.b)	(118,234)	(119,964)	(118,234)	(119,964)
Additional dividends to the minimum mandatory dividends	20.g)	122,239	68,323	122,239	68,323
Valuation adjustment	2.c) and 20.f)	193	(2,403)	193	(2,403)
Cumulative translation adjustments	2.q) and 20.f)	(4,426)	(18,597)	(4,426)	(18,597)
Shareholders’ equity attributable to owners of the parent		5,551,067	5,153,330	5,551,067	5,153,330
Non-controlling interests in subsidiaries		-	-	26,169	22,253
Total shareholders’ equity		5,551,067	5,153,330	5,577,236	5,175,583
Total liabilities and shareholders’ equity		6,713,398	6,539,581	13,742,739	12,989,843

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Years ended December 31, 2011 and 2010

(In thousands of Reais, except earnings per share)

		Parent		Consolidated
	Note	2011	2010	2011	2010

Net revenue from sales and services	2.a) and 25	-	-	48,661,304	42,481,712
Cost of products and services sold	2.a) and 26	-	-	(45,139,601)	(39,322,888)

Gross income		-	-	3,521,703	3,158,824

Operating revenues (expenses)
Selling and marketing	26	-	-	(1,349,880)	(1,164,422)
General and administrative	26	(1,351)	(788)	(793,224)	(759,679)
Income from disposal of assets	27	-	-	21,390	78,969
Other operating income, net		1,575	1,669	52,010	10,790

Operating income		224	881	1,451,999	1,324,482
Financial revenues	28	161,084	142,181	322,372	266,965
Financial expenses	28	(139,640)	(128,973)	(618,876)	(531,051)
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	851,433	749,130	192	4

Income before income and social contribution taxes		873,101	763,219	1,155,687	1,060,400

Income and social contribution taxes
Current	9.b)	(24,842)	(4,350)	(243,241)	(191,218)
Deferred charges	9.b)	505	(46)	(85,851)	(134,724)
Tax incentives - ADENE	9.b) and 9.c)	-	-	28,192	30,728
		(24,337)	(4,396)	(300,900)	(295,214)

Net income		848,764	758,823	854,787	765,186

Income attributable to:
Shareholders of the Company	30	848,764	758,823	848,764	765,303
Non-controlling interests in subsidiaries		-	-	6,023	(117)

Earnings per share – common share (based on weighted average of shares outstanding) – R$	29
Basic		1.59	1.42	1.59	1.43
Diluted		1.58	1.42	1.58	1.43

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Comprehensive income

Years ended December 31, 2011 and 2010

(In thousands of Reais)

		Parent		Consolidated
	Note	2011	2010	2011	2010

Net income attributable to shareholders of the Company	30	848,764	758,823	848,764	765,303
Net income attributable to non-controlling interests in subsidiaries		-	-	6,023	(117)

Net income		848,764	758,823	854,787	765,186

Valuation adjustment	2.c) and 20.f)	2,596	1,672	2,596	1,672
Cumulative translation adjustments	2.q) and 20.f)	14,171	(13,295)	14,171	(13,295)

Total comprehensive income		865,531	747,200	871,554	753,563
Total comprehensive income attributable to shareholders of the Company		865,531	747,200	865,531	753,680
Total comprehensive income attributable to non-controlling interest in subsidiaries		-	-	6,023	(117)

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Years ended December 31, 2011 and 2010

 (In thousands of Reais)

					Profit reserve		Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Total

Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,040,530	(4,075)	(5,302)	-	(123,720)	56,856	4,816,612
Sale of treasury shares, net		-	3,206	-	-	-	-	-	-	3,756	-	6,962
Realization of revaluation reserve	20.d)	-	-	(566)	-	-	-	-	566	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	-	-	-	-	-	-	-	(147)	-	-	(147)
Transfer to retained earnings		-	-	-	-	419	-	-	(419)	-	-	-
Net income for the year		-	-	-	-	-	-	-	758,823	-	-	758,823
Approval of additional dividends by the Shareholders Meeting		-	-	-	-	-	-	-	-	-	(56,856)	(56,856)

Appropriation of net income:
Legal reserve		-	-	-	37,942	-	-	-	(37,942)	-	-	-
Interim dividends (R$ 0.33 per share)		-	-	-	-	-	-	-	(176,815)	-	-	(176,815)
Proposed dividends payable (R$ 0.47 per share), net of additional dividends		-	-	-	-	-	-	-	(251,949)	-	68,323	(183,626)
Retention of profits		-	-	-	-	292,117	-	-	(292,117)	-	-	-

Comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	-	-	-	-	-	1,672	-	-	-	-	1,672
Currency translation of foreign subsidiaries	2.q) and 20.f)	-	-	-	-	-	-	(13,295)	-	-	-	(13,295)
Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	5,153,330

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Years ended December 31, 2011 and 2010

 (In thousands of Reais)

					Profit reserve			Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Total

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	-	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	5,153,330
Sale of treasury shares, net		-	2,092	-	-	-	-	-	-	-	1,730	-	3,822
Realization of revaluation reserve	20.d)	-	-	(515)	-	-	-	-	-	515	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	-	-	-	-	-	-	-	-	(130)	-	-	(130)
Transfer to investment reserve		-	-	-	-	385	-	-	-	(385)	-	-	-
Net income for the year		-	-	-	-	-	-	-	-	848,764	-	-	848,764
Approval of additional dividends by the Shareholders Meeting		-	-	-	-	-	-	-	-	-	-	(68,323)	(68,323)

Appropriation of net income:
Legal reserve	20.e) and 20.g)	-	-	-	42,438	-	-	-	-	(42,438)	-	-	-
Interim dividends (R$ 0.47 per share)	20.g)	-	-	-	-	-	-	-	-	(251,949)	-	-	(251,949)
Proposed dividends payable (R$ 0.51 per share), net of additional dividends	20.g)	-	-	-	-	-	-	-	-	(273,453)	-	122,239	(151,214)
Retention of profits	20.e) and 20.g)	-	-	-	-	280,924	-	-	-	(280,924)	-	-	-

Comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	-	-	-	-	-	-	2,596	-	-	-	-	2,596
Currency translation of foreign subsidiaries	2.q) and 20.f)	-	-	-	-	-	-	-	14,171	-	-	-	14,171
Balance at December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	-	(118,234)	122,239	5,551,067
The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Years ended December 31, 2011 and 2010

 (In thousands of Reais)

					Profit reserve		Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total

Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,034,050	(4,075)	(5,302)	-	(123,720)	56,856	35,119	4,845,251
Sale of treasury shares, net		-	3,206	-	-	-	-	-	-	3,756	-	-	6,962
Realization of revaluation reserve	20.d)	-	-	(566)	-	-	-	-	566	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	-	-	-	-	-	-	-	(147)	-	-	-	(147)
Transfer to retained earnings		-	-	-	-	419	-	-	(419)	-	-	-	-
Net income for the year		-	-	-	-	-	-	-	765,303	-	-	(117)	765,186
Approval of additional dividends by the Shareholders Meeting		-	-	-	-	-	-	-	-	-	(56,856)	-	(56,856)
Capital reduction from Utingás Armazenadora Ltda.		-	-	-	-	-	-	-	-	-	-	(11,631)	(11,631)
Others		-	-	-	-	-	-	-	-	-	-	(326)	(326)

Appropriation of net income:
Legal reserve		-	-	-	37,942	-	-	-	(37,942)	-	-	-	-
Interim dividends (R$ 0.33 per share)		-	-	-	-	-	-	-	(176,815)	-	-	-	(176,815)
Proposed dividends payable (R$ 0.47 per share), net of additional dividends		-	-	-	-	-	-	-	(251,949)	-	68,323	(792)	(184,418)
Retention of profits		-	-	-	-	298,597	-	-	(298,597)	-	-	-	-

Comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	-	-	-	-	-	1,672	-	-	-	-	-	1,672
Currency translation of foreign subsidiaries	2.q) and 20.f)	-	-	-	-	-	-	(13,295)	-	-	-	-	(13,295)
Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	22,253	5,175,583

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Years ended December 31, 2011 and 2010

 (In thousands of Reais)

					Profit reserve			Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	-	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	22,253	5,175,583
Sale of treasury shares, net		-	2,092	-	-	-	-	-	-	-	1,730	-	-	3,822
Realization of revaluation reserve	20.d)	-	-	(515)	-	-	-	-	-	515	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	-	-	-	-	-	-	-	-	(130)	-	-	(167)	(297)
Transfer to investment reserve		-	-	-	-	385	-	-	-	(385)	-	-	-	-
Net income for the year		-	-	-	-	-	-	-	-	848,764	-	-	6,023	854,787
Approval of additional dividends by the Shareholders Meeting		-	-	-	-	-	-	-	-	-	-	(68,323)	-	(68,323)
Acquisition of non-controlling interest		-	-	-	-	-	-	-	-	-	-	-	(82)	(82)

Appropriation of net income:
Legal reserve	20.e) and 20.g)	-	-	-	42,438	-	-	-	-	(42,438)	-	-	-	-
Interim dividends (R$ 0.47 per share)	20.g)	-	-	-	-	-	-	-	-	(251,949)	-	-	-	(251,949)
Proposed dividends payable (R$ 0.51 per share), net of additional dividends	20.g)	-	-	-	-	-	-	-	-	(273,453)	-	122,239	(1,858)	(153,072)
Retention of profits	20.e) and 20.g)	-	-	-	-	280,924	-	-	-	(280,924)	-	-	-	-

Comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	-	-	-	-	-	-	2,596	-	-	-	-	-	2,596
Currency translation of foreign subsidiaries	2.q) and 20.f)	-	-	-	-	-	-	-	14,171	-	-	-	-	14,171
Balance at December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	-	(118,234)	122,239	26,169	5,577,236

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Years ended December 31, 2011 and 2010

(In thousands of Reais)

		Parent		Consolidated
	Note	2011	2010	2011	2010
Cash flows from operating activities
Net income	30	848,764	758,823	854,787	765,186
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	11	(851,433)	(749,130)	(192)	(4)
Depreciation and amortization		-	-	580,076	530,829
PIS and COFINS credits on depreciation		-	-	10,169	9,582
Expense with tanks removed	18	-	-	(3,022)	(5,828)
Interest, monetary and exchange rate changes		30,567	37,289	736,049	414,595
Deferred income and social contribution taxes	9.b)	(505)	46	85,851	134,724
Income from disposal of assets	27	-	-	(21,390)	(78,969)
Other		-	-	2,555	957

Dividends received from subsidiaries		335,399	464,803	-	-

(Increase) decrease in current assets
Trade accounts receivable	5	-	-	(303,145)	(94,685)
Inventories	6	-	-	(164,276)	(131,300)
Recoverable taxes	7	21,191	(31,651)	(115,102)	(34,282)
Other receivables		(1,165)	(795)	(1,585)	16,929
Prepaid expenses	10	-	-	(5,037)	(8,322)

Increase (decrease) in current liabilities
Trade payables	15	(56)	(9,916)	155,599	21,140
Salaries and related charges	16	18	10	38,609	54,411
Taxes payable	17	2,354	(1,414)	(48,330)	36,542
Income and social contribution taxes		(5)	5	93,317	94,812
Other payables		-	(633)	36,391	(1,066)

(Increase) decrease in non-current assets
Trade accounts receivable	5	-	-	(21,048)	(11,215)
Recoverable taxes	7	(30,893)	8,147	(26,359)	(1,036)
Escrow deposits		-	(15)	(88,631)	(72,267)
Other receivables		-	-	(617)	825
Prepaid expenses	10	-	-	(28,589)	6,699

Increase (decrease) in non-current liabilities
Provision for contingencies	23	(2,210)	(250)	41,669	(107,292)
Other payables		-	-	33,862	27,753

Income and social contribution taxes paid		-	-	(131,478)	(60,521)

Net cash provided by operating activities		352,026	475,319	1,710,133	1,508,197

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Years ended December 31, 2011 and 2010

(In thousands of Reais)

		Parent		Consolidated
	Note	2011	2010	2011	2010

Cash flows from investing activities
Financial investments, net of redemptions		(40,144)	(12,758)	(413,414)	(130,507)
Disposal (acquisition) of investments, net		-	-	(76,430)	32,827
Cash of acquired subsidiaries		-	-	2,151	(99)
Acquisition of property, plant and equipment	12	-	-	(705,548)	(670,745)
Increase in intangible assets	13	-	-	(365,825)	(237,707)
Capital contributions to subsidiaries	11	(320,000)	(200,000)	-	-
Capital reduction of subsidiaries	11	500,000	450,000	-	-
Proceeds from disposal of assets	27	-	-	101,190	67,656
Cash received in relation to Maxfacil	27	-	-	-	35,000

Net cash provided by (used in) investing activities		139,856	237,242	(1,457,876)	(903,575)

Cash flows from financing activities
Loans and debentures
Borrowing	14	-	-	975,588	2,475,155
Amortization	14	(200,000)	-	(1,226,535)	(1,723,995)
Interest paid	14	(134,246)	(118,889)	(348,130)	(233,120)
Payment of financial lease	14.g)	-	-	(6,996)	(11,176)
Dividends paid		(501,842)	(334,884)	(502,036)	(339,310)
Acquisition of non-controlling interests		-	-	(82)	-
Reduction of non-controlling interests		-	-	-	(11,369)
Sale of treasury shares to subsidiaries		3,822	6,962	-	-
Related companies		111,352	83,028	3,772	(2,587)

Net cash provided by (used in) financing activities		(720,914)	(363,783)	(1,104,419)	153,598

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	698	(3,301)

Increase (decrease) in cash and cash equivalents		(229,032)	348,778	(851,464)	754,919

Cash and cash equivalents at the beginning of years	4	407,704	58,926	2,642,418	1,887,499

Cash and cash equivalents at the end of years	4	178,672	407,704	1,790,954	2,642,418

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

Years ended December 31, 2011 and 2010

(In thousands of Reais, except percentages)

		Parent				Consolidated
	Note	2011	%	2010	%	2011	%	2010	%
Revenues
Gross revenue from sales and services, except rents and royalties	25	-		-		50,104,852		44,151,568
Rebates, discounts and returns	25	-		-		(222,770)		(178,130)
Allowance for doubtful accounts - Release (creation)		-		-		3,260		(3,650)
Income from disposal of assets	27	-		-		21,390		78,969
		-		-		49,906,732		44,048,757

Materials purchased from third parties
Raw materials used		-		-		(2,314,464)		(2,058,875)
Cost of goods, products and services sold		-		-		(42,683,500)		(37,308,551)
Third-party materials, energy, services and others		(10,773)		(7,400)		(1,330,858)		(1,223,649)
Recovery (loss) of asset value		15,314		11,912		8,551		8,512
		4,541		4,512		(46,320,271)		(40,582,563)

Gross value added		4,541		4,512		3,586,461		3,466,194
Deductions
Depreciation and amortization		-		-		(590,245)		(540,411)

Net value added by the company		4,541		4,512		2,996,216		2,925,783

Value added received in transfer
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	851,433		749,130		192		4
Dividends and interest on equity at cost		31		33		-		-
Rents and royalties	25			-		62,684		44,923
Financial revenues	28	161,084		142,181		322,372		266,965
		1,012,548		891,344		385,248		311,892

Total value added available for distribution		1,017,089		895,856		3,381,464		3,237,675

Distribution of value added
Labor and benefits		3,683	-	3,010	-	1,001,871	29	912,547	28
Taxes, fees and contributions		23,056	2	5,108	1	851,376	25	1,021,530	32
Financial expenses and rents		141,586	14	128,915	14	673,431	20	538,412	17
Dividends paid		525,402	52	428,764	48	527,260	16	429,556	13
Retained earnings		323,362	32	330,059	37	327,526	10	335,630	10
Value added distributed		1,017,089	100	895,856	100	3,381,464	100	3,237,675	100

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Company”), is a company with headquarters at the Brigadeiro Luis Antônio Avenue, 1343 in São Paulo – SP, Brazil.

It engages in the investment of its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), automotive fuels & lubricants distribution, and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company is also present in oil refining through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2.     Summary of significant accounting policies

The Company’s consolidated financial statements are stated according to the Generally Accepted Accounting Principles in Brazil (“BR GAAP”), as issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”), and also the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s individual financial statements are stated according to BR GAAP, which differ from the IFRS in two respects. IFRS does not require the equity method of accounting for the individual financial statements of the parent company. Besides equity accounting, the parent company’s financial statements as of 2010 contain another difference to IFRS, expressly permitted by CPC 43 (R1) and relating to deferred charges, written off as of December 31, 2010, when such difference was eliminated. See Note 30 for further details of deferred charges amortization effects in the Company’s individual net income of 2010.

The Company’s individual and consolidated financial statements are presented in Brazilian Reais, which is the Company´s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all years presented in these individual and consolidated financial statements.

a.	Recognition of income

Revenue from sales and costs are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products and services sold provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with IAS 39 (CPC 38, 39 and 40), the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as profit or loss, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded in income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s income. The hedge and the hedged item are measured at fair value.

•
Cash flow hedge: derivative financial instrument used to hedge exposure to variations in cash flows, which may be attributable to a particular risk associated with an asset or liability or a highly probable transaction that can impact the entity’s income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•
Hedge accounting: derivative financial instrument used to hedge exposure to a specific risk associated with a recognized asset or liability, which may affect the entity’s income. In the initial designation of the hedge, the relationship between the hedging instruments and the hedged items are documented, including the objectives of risk management, the strategy in the conduction of the transaction and the methods to be used to evaluate its effectiveness.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

d.	Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced, adjusted to present value if applicable, including all direct taxes attributable to the Company and its subsidiaries. Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable (see Note 22 - Customer credit risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost, or net realizable value. The cost value of inventory is calculated using the weighted average cost and includes the cost of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable values are based on the average selling prices during the last month of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is made. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company’s specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

f.	Investments

Investments in subsidiaries are valued by the equity method of accounting in the financial statements of the parent company. Investments in affiliate companies in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under shared control are also accounted for the equity method of accounting (see Note 11).

In the consolidated financial statements the investments under shared control are consolidated proportionally by the Company (see Note 3). The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

g.	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the economic life of the assets, which is anually revised.

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

h.	Financial leases

•           Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated using the straight line method at the depreciation terms applicable to each group of assets as mentioned in Note 12. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 14.g).

•           Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expenses in the income statement on a straight-line basis over the term of the lease contract (see Note 23.f).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

i.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

• Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as of January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually to verify the existence of probable losses (impairment). Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

• Bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized using the straight-line method according to the term of the agreement.

• Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their economic life, which is anually revised.

The Company and its subsidiaries have not recorded intangible assets that were created internally or that have an indefinite useful life, except for goodwill.

j.	Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.t).

k.	Current and non-current liabilities

The Company’s financing liabilities include trade payables and other accounts payable, loans and financing, debentures and derivative financial instruments used as hedge.

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the financial statements. When applicable, the current and noncurrent liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Transaction costs incurred and directly attributable to the activities necessary for contracting debt or loans or for issuing bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over their term, using the effective interest rate method.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

l.	Income and social contribution taxes on net income

Current and deferred income tax (“IRPJ”) and social contribution on net income (“CSLL”) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives. The taxes are recognized based on the rates of income tax and social contribution on net income provided for by the laws enacted on the last day of the financial statements. For further details about recognition and realization of income and social contribution on net income taxes, see Note 9.

m.	Provision for assets retirement obligation – fuel tanks

Corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recorded as a liability when tanks are installed. The estimated cost is also recorded in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). The estimated removal cost is revised periodically.

n.	Provision for contingencies

A provision for contingencies is created for quantifiable contingent risks, when chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recorded based on evaluation of the outcomes of the legal proceedings (see Note 23).

o.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in income.

p.	Transactions in foreign currency

Transactions in foreign currencies carried out by the Company or its subsidiaries are translated into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are converted at the exchange rate prevailing on the balance sheet date. The effect of the difference between those exchange rates is recognized in income until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

q.	Basis for translation of financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. (“Oxiteno México”) and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A. (“Oxiteno Andina”), located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are converted at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments in 2011 was R$ 4,426 of exchange rate loss (R$ 18,597 loss in 2010).

According to IAS 29, from 2010, Venezuela is regarded as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina were adjusted by the Venezuelan Consumer Price Index (CPI).

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered extended activities of the parent company and are translated at the exchange rate in effect by the end of the respective year. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized as income in 2011 amounted to R$ 1,811 (R$ 1,726 loss in 2010).

r.	Use of estimates, assumptions and judgments

The preparation of financial statements requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Thereunto, the Company and subsidiaries' management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of provisions for income taxes (Note 9), the useful life of property, plants and equipment (Note 12), the economic life of intangible assets and recovery value of goodwill (Note 13), provisions for assets retirement obligations (Note 18), provisions for tax, civil and labor liabilities (Note 23) and estimates for the preparation of actuarial reports (Note 24). The actual result of the transactions and information may differ from estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

s.	Impairment of assets

The Company reviews, at least annually, the existence of indication that an asset may be impaired. If there is an indication, the Company estimates the recoverable amount of the asset. Assets that can not be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value from continuous use.

To assess the value from continuous use, the Company considers the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets.

Losses for impairment of assets are recognized in income. In case goodwill has been allocated to a CGU, the recognized losses are firt allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill can not be reversed. For assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the loss of value had not been recognized.

No impairment was recorded in the years presented.

t.	Adjustment to present value

The Company´s subsidiaries booked an adjustment to present value of Tax on Goods and Services (“ICMS”) credit balances related to property, plant and equipment (CIAP – see Note 7). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the financial statements, the time value of the recovery of ICMS credits.

The Company and its subsidiaries reviewed all items classified as non-current and, where relevant, current assets and liabilities and did not identify a need to adjust other balances to present value.

u.	Statements of value added

The Company and its subsidiaries prepare the individual and consolidated statements of value added according to CPC 09 - Statement of Value Added, as an integral part of BR GAAP financial statements as applicable to public companies, while for IFRS purposes this represents additional financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

v.	New pronouncements not yet adopted

Some standards, amendments and interpretations to IFRS issued by IASB have not yet taken effect for the year ended December 31, 2011, which are:

•           Limited exemption from Comparative IFRS 7 Disclosures for First-time Adopters.
•           Improvements to IFRS 2010.
•           IFRS 9 Financial Instruments
•           Prepayment of a minimum fund requirement (Amendment to IFRIC 14)
•           Amendments to IAS 32 Classification of rights issues
•           Amendments to IAS 19 - Employee Benefits
•           Consolidated Financial Statements - IFRS 10
•           Joint Arrangements - IFRS 11
•           Disclosure of Interests in Other Entities- IFRS 12
•           Fair Value Measurement - IFRS 13
•           Amendments to IAS 1 - Presentation of Financial Statements

CPC has not yet issued statements equivalent to the above IFRS pronouncement, but is expected to do so before the date they become effective. The early adoption of IFRS pronouncements is subject to prior approval by the CVM.
The Company and its subsidiaries have not estimated the impact of these new standards on their financial statements.

w.	Authorization for the conclusion of the financial statements

On February 15, 2012, the Company’s Board of Directors authorized the conclusion of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

3. Principles of consolidation and investments in affiliates

The consolidated financial statements were prepared following the basic principles of consolidation established by the IFRS/BR GAAP. Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. The non-controlling interests in subsidiaries is indicated in the financial statements.

The consolidated financial statements include the following direct and indirect subsidiaries:

		% interest in the share
		12/31/2011		12/31/2010
		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	-	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	-	100	-	-
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
Distribuidora Nacional de Petróleo Ltda.	Brazil	-	-	-	100
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Distribuidora de Gás LP Azul S.A.	Brazil	-	100	-	-
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-

(*)
The Company maintains a shared equity interest in these companies, whose articles of organization establish a joint control. These joint ventures are recognized by the Company using proportionate consolidation, as allowed by IAS 31.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

RPR is primarily engaged in oil refining, Maxfácil Participações S.A. is primarily engaged in the management of Ipiranga-branded credit cards, and União Vopak Armazéns Gerais Ltda. is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ultracargo Argentina S.A. was wound up in October 2011.

The subsidiary Oxiteno Colombia S.A.S was formed in October 2011 and is engaged in commercial representation.

a) Business combination – acquisition of Repsol Gás Brasil S.A. (“Repsol”)

On October 20, 2011, the Company, through its subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”), acquired a 100% equity interest in Repsol. The total acquisition amount was R$ 49,822. This acquisition strengthens the Ultragaz business of bulk LPG, providing economies of scale in logistics and management, and better a position for growth in the bulk segment in the Southeast. After the acquisition, its name was changed to Distribuidora de Gás LP Azul S.A.

The purchase price paid for the shares was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The provisional goodwill is R$ 13,403. The estimated value added for assets acquired, which is being determined by an independent appraiser and has a provisional value of R$ 16,555 based on his preliminary report, reflects the difference between the market value and the book value of the assets.

The table below summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	2,151	Trade payables	3,838
Trade accounts receivable	2,875	Salaries and related charges	1,521
Inventories	995	Other	67
Prepaid expenses	1,596		5,426
Recoverable taxes	1,092
Other	360
	9,069

Non-current assets
Property, plant and equipment	22,026	Non-current liabilities
Intangible assets	11,625	Provision for contingencies	1,140
Other	265
Goodwill	13,403
	47,319	Total liabilities assumed	6,566

Total assets acquired and goodwill	56,388	Acquisition amount	49,822

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The following summary presents the Company’s unaudited pro forma information for the year ended on December 31, 2011, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

2011 (unaudited)
Net revenue from sales and services	48,708,540
Operating income	1,451,106
Net income	854,182
Earnings per share basic - whole R$ (see Note 29)	1.59
Earnings per share diluted - whole R$ (see Note 29)	1.58

b) Business combination – acquisition of Distribuidora Nacional de Petróleo Ltda. (“DNP”)

On November 1, 2010, the Company, through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”), acquired a 100% equity interest in DNP. The total acquisition amount, after working capital adjustments, completed on July 5, 2011, was R$ 73,427. This acquisition reinforces the strategy of expansion, initiated with the acquisition of Texaco, to the midwest, northeast and north of Brazil where the consumption growth has been above the national average and the market share of Ipiranga is lower than that in the south and southeast.

The purchase price paid for the equity interest was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 24,736. The value added for assets acquired, which was determined based on a report prepared by an independent appraiser, is R$ 54,349, which reflects the difference between the market value and the book value of the assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the fair values of the assets acquired and liabilities assumed as of the completion of the acquisition:

Current assets		Current liabilities
Cash and cash equivalents	2,322	Trade payables	7,784
Trade accounts receivable	15,295	Tax payable	5,130
Inventories	18,003	Income tax and social contribution payable	1,210
Other	9,672	Salaries and related charges	754
	45,292	Other	6,345
			21,223
Non-current assets
Property, plant and equipment	15,977	Non-current liabilities
Intangible	46,650	Provision for contingencies	14,812
Other	217	Income tax and social contribution	18,587
Goodwill	24,736	Other	4,823
	87,580		38,222

		Total liabilities assumed	59,445

Total assets acquired and goodwill	132,872	Acquisition amount	73,427

The following summary presents the Company’s unaudited pro forma information for the year ended on December 31, 2010, as if the acquisition had been completed at the beginning of that year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

2010 (unaudited)
Net revenue from sales and services	42,904,092
Operating income	1,343,418
Net income	777,818
Earnings per share basic - whole R$ (see Note 29)	1.46
Earnings per share diluted - whole R$ (see Note 29)	1.45

In February 2011, in order to simplify the corporate structure, the subsidiary DNP was merged into IPP.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

4.	Financial assets

Financial assets, excluding cash and bank deposits, are substantially represented by money invested: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), debentures and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and, in 2010, also in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) in currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	2011	2010	2011	2010

Cash and bank deposits
In local currency	71	23	78,077	59,980
In foreign currency	-	-	29,523	12,813

Financial investments
In local currency
Fixed-income securities and funds	178,601	407,681	1,668,178	2,569,625
In foreign currency
Fixed-income securities and funds	-	-	15,176	-

Total cash and cash equivalents	178,672	407,704	1,790,954	2,642,418

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•	Financial investments

Financial assets that are not cash or cash equivalents are considered financial investments.

	Parent		Consolidated
	2011	2010	2011	2010

Financial investments
In local currency
Fixed-income securities and funds	52,902	12,758	638,879	360,032

In foreign currency
Fixed-income securities and funds	-	-	259,091	198,149

Income from currency and interest rate hedging instruments (a)	-	-	93,403	19,778

Total financial investments	52,902	12,758	991,373	577,959

Current	52,902	12,758	916,936	558,209

Non-current	-	-	74,437	19,750

(a) Accumulated gains, net of income tax (see Note 22).

The financial assets of the Company and its subsidiaries, except cash and bank deposits, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through profit or loss; (ii) held to maturity; and (iii) available for sale, as shown on the table below.

	Consolidated
	2011	2010

Measured at fair value through profit or loss	1,776,757	2,589,403
Held to maturity	7,193	7,193
Available for sale	890,777	550,988

Financial assets, except cash and bank deposits	2,674,727	3,147,584

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

5.	Trade accounts receivable (Consolidated)

	2011	2010

Domestic customers	1,885,901	1,605,767
Reseller financing - Ipiranga	239,588	202,719
Foreign customers	135,098	123,823
(-) Allowance for doubtful accounts	(116,454)	(119,932)

	2,144,133	1,812,377

Current	2,026,417	1,715,709

Non-current	117,716	96,668

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade accounts receivable, gross, is as follows:

	Total	Not yet due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 180 days

2011	2,260,587	1,994,399	80,635	18,088	5,788	14,944	146,733

2010	1,932,309	1,692,151	60,321	16,415	5,067	9,442	148,913

Movements in the allowance for doubtful accounts are as follows:

Balance in 2009	114,460
Opening balance of DNP acquisition	1,720
Additions	17,825
Write-offs	(14,073)
Balance in 2010	119,932
Opening balance of Repsol acquisition	520
Additions	19,766
Write-offs	(23,764)
Balance in 2011	116,454

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

6.	Inventories (Consolidated)

	2011			2010
	Cost	Provision for loss	Net balance	Cost	Provision for loss	Net balance

Finished goods	272,377	(14,605)	257,772	181,419	(9,905)	171,514
Work in process	2,841	-	2,841	7,907	-	7,907
Raw materials	197,982	(114)	197,868	177,123	(2,059)	175,064
Liquefied petroleum gas (LPG)	41,147	-	41,147	26,648	-	26,648
Fuels, lubricants and greases	633,035	(710)	632,325	553,491	(1,032)	552,459
Consumable materials and bottles for resale	58,126	(1,696)	56,430	49,688	(1,028)	48,660
Advances to suppliers	89,103	-	89,103	111,578	-	111,578
Properties for resale	32,646	-	32,646	39,707	-	39,707

	1,327,257	(17,125)	1,310,132	1,147,561	(14,024)	1,133,537

Movements in the provision for loss are as follows:

Balance in 2009	22,050
Write-offs and additions, net	(8,026)
Balance in 2010	14,024
Write-offs and additions, net	3,101
Balance in 2011	17,125

The breakdown of provisions for losses related to inventories is shown in the table below:

	2011	2010

Net realizable value adjustment	13,551	9,562
Obsolescence and impairment	3,574	4,462
Total	17,125	14,024

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credit balances of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	Parent		Consolidated
	2011	2010	2011	2010

IRPJ and CSLL	88,591	78,868	177,244	145,554
ICMS	-	-	178,202	202,584
Provision for ICMS losses (*)	-	-	(41,146)	(56,130)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.t)	-	-	(3,007)	(3,273)
PIS and COFINS	21	21	211,332	97,568
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico and Oxiteno Andina	-	-	19,513	10,507
IPI	-	-	3,552	4,342
Other	-	21	6,216	7,935
Total	88,612	78,910	551,906	409,087

Current	48,706	69,897	470,511	354,317

Non-current	39,906	9,013	81,395	54,770

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance in 2009	70,986
Reversals	(5,741)
Write-offs	(9,115)
Balance in 2010	56,130
Reversals	(7,114)
Write-offs	(7,870)
Balance in 2011	41,146

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

8.	Related parties

a. Related companies

	Parent
	Assets			Financial income
	Loans	Debentures	Total

Companhia Ultragaz S.A.	955	-	955	-
Oxiteno S.A. Indústria e Comércio	2,867	-	2,867	-
Ipiranga Produtos de Petróleo S.A.	-	775,709	775,709	128,577
Total in 2011	3,822	775,709	779,531	128,577
Total in 2010	6,962	773,907	780,869	108,150

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	9,105
Copagaz Distribuidora de Gas Ltda.	-	-	450	-
Liquigás Distribuidora S.A.	-	-	159	-
Oxicap Indústria de Gases Ltda.	9,654	-	-	965
Petróleo Brasileiro S.A. – Petrobras	-	-	-	394,908
Química da Bahia Indústria e Comércio S.A.	-	3,145	-	-
Quattor Participações S.A.	-	-	-	4,803
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	204
SHV Gás Brasil Ltda.	-	-	306	-
Other	490	826	22	-

Total in 2011	10,144	3,971	937	409,985
Total in 2010	10,144	4,021	2,324	261,035

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Commercial transactions

	Sales	Purchases

Braskem S.A.	23,401	689,463
Copagaz Distribuidora de Gas Ltda.	4,940	-
Liquigás Distribuidora S.A.	6,021	-
Oxicap Indústria de Gases Ltda.	6	11,221
Petróleo Brasileiro S.A. – Petrobras	24,760	28,822,978
Quattor Participações S.A.	-	175,069
Refinaria de Petróleo Riograndense S.A. (*)	-	122,304
Servgás Distribuidora de Gas S.A.	1,329	-
SHV Gás Brasil Ltda.	2,147	-

Total in 2011	62,604	29,821,035
Total in 2010	186,636	26,356,189

(*)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 14.i). Borrowing arrangements are contracted in light of temporary cash surpluses or deficits of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b. Key management personnel - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and compensating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive´s experience, responsibility and his position´s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and other similar benefits; (b) variable compensation paid annually with the objective of aligning the executive´s and the Company´s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about stock compensation are contained in Note 8.c) and about post employment benefits in Note 24.b). In addition, the Company has a long-term variable remuneration plan with the purpose of aligning the long-term interests of executive officers and shareholders, as well as the retention of these executives. Ultrapar´executive officers are entitled additional variable compensation relating to the Company’s shares’ performance between 2006 and 2011, reflecting the target of more than doubling the share value of the Company in 5 years.

In 2011, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and executive officers) in the amount of R$ 26,030 (R$ 28,101 in 2010). Out of this total, R$ 20,852 relates to short-term compensation (R$ 20,859 in 2010), R$ 3,232 to stock compensation (R$ 2,438 in 2010) and R$ 1,946 (R$ 4,804 in 2010) to post-employment benefits. In addition to the above amounts, the Company accrued, in 2011, R$ 24,945 (R$ 26,500 in 2010) related to the variable long-term remuneration plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c. Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial grant of usufruct of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial grant, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount granted to executives until 2011, including tax charges, was R$ 44,436 (R$ 39,164 until 2010). Such amount is being amortized over a period of five to ten years after the award, and the amortization for the year ended on December 31, 2011 in the amount of R$ 6,083 (R$ 4,647 in 2010) was recorded as a general and administrative expense. The values of the awards were determined on the date of grant based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares granted to executives of the Company:

Date of award	Restricted shares granted	Deadline for transfer of the title of shares	Market price of shares on the date of award (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded

December 14, 2011	120,000	5 to 7 years	31.85	5,272	(75)	5,197
November 10, 2010	260,000	5 to 7 years	26.78	9,602	(1,904)	7,698
December 16, 2009	250,000	5 to 7 years	20.75	7,155	(2,532)	4,623
October 8, 2008	696,000	5 to 7 years	9.99	9,593	(5,295)	4,298
December 12, 2007	160,000	5 to 7 years	16.17	3,570	(2,476)	1,094
November 9, 2006	207,200	10 years	11.62	3,322	(1,717)	1,605
December 14, 2005	93,600	10 years	8.21	1,060	(645)	415
October 4, 2004	167,900	10 years	10.20	2,361	(1,712)	649
December 18, 2003	239,200	10 years	7.58	2,501	(2,022)	479
	2,193,900			44,436	(18,378)	26,058

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.       Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income and social contribution taxes are recorded under the following main categories:

	Parent		Consolidated
	2011	2010	2011	2010

Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	22,645	27,646
Provisions for contingencies	690	185	105,160	66,898
Provision for post-employment benefit (see Note 24.b)	-	-	31,594	30,843
Provision for differences between cash and accrual basis	-	-	7,058	16,414
Provision for goodwill paid on investments (see Note 13)	-	-	220,668	306,086
Other provisions	-	-	52,484	20,715
Tax losses and negative basis for social contribution to offset (d)	-	-	53,007	59,978
Adoption of IFRS effect	-	-	17,519	35,817

Total	690	185	510,135	564,397

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	319	364
Accelerated depreciation	-	-	98	109
Provision for adjustments between cash and accrual basis	-	-	35,413	7,931
Temporary differences of foreign subsidiaries	-	-	871	842
Transition Tax Regime effect	-	-	1,279	17,466

Total	-	-	37,980	26,712

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

	Parent	Consolidated

Up to 1 year	-	168,028
From 1 to 2 years	-	112,076
From 2 to 3 years	690	56,040
From 3 to 5 years	-	114,909
From 5 to 7 years	-	37,231
From 7 to 10 years	-	21,851

	690	510,135

b.       Reconciliation of income and social contribution taxes on income

Income and social contribution taxes are reconciled to the full tax rates as follows:

	Parent		Consolidated

	2011	2010	2011	2010

Income before taxes and equity in income of subsidiaries and affiliates	21,668	14,089	1,155,495	1,060,396
Full tax rates - %	34	34	34	34
Income and social contribution taxes at the official tax rates	(7,367)	(4,790)	(392,868)	(360,535)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	1,848	358	38,516	11,182
Adjustment to estimated income	-	-	26,083	25,376
Interest on equity	(18,851)	-	-	-
Other adjustments	33	36	(823)	(1,965)
Income and social contribution taxes before tax incentives	(24,337)	(4,396)	(329,092)	(325,942)

Tax incentives - ADENE	-	-	28,192	30,728
Income and social contribution taxes in the income statement	(24,337)	(4,396)	(300,900)	(295,214)

Current	(24,842)	(4,350)	(243,241)	(191,218)
Deferred	505	(46)	(85,851)	(134,724)
Tax incentives - ADENE	-	-	28,192	30,728

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.        Tax incentives - ADENE

The following subsidiaries are entitled to partial income tax exemption under the program for development of northeastern Brazil operated by the Northeast Development Agency (“ADENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2020

d.	Income and social contribution taxes carryforwards

The Company and its subsidiaries have net operating loss carryforwards (income tax) amounting to R$ 158,437 (R$ 171,467 in 2010) and negative basis of CSLL of R$ 148,861 (R$ 190,129 in 2010), of which use is limited to 30% of taxable income of year and that do not expire.

10.	Prepaid expenses (Consolidated)

	2011	2010

Rents	49,937	28,926
Stock compensation plan, net (see Note 8.c)	21,066	21,822
Software maintenance	16,233	7,156
Insurance premiums	10,149	8,457
Advertising and publicity	3,589	3,769
Purchases of meal and transportation tickets	4,670	3,902
Taxes and other prepaid expenses	3,775	1,727

	109,419	75,759

Current	40,221	35,148

Non-current	69,198	40,611

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

11.	Investments

a.           Subsidiaries (Parent company)

	2011
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	810,547	2,927,945	7,773,605	198,991
Liabilities	29,664	721,148	5,489,165	142,058
Shareholders’ equity adjusted for intercompany unrealized profits - R$	780,883	2,206,872	2,284,440	56,933
Net revenue from sales and services	-	807,976	42,114,723	212,375
Net income for the year after adjustment for unrealized profits - R$	68,934	109,336	668,359	14,468

	2010
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	818,606	2,613,873	7,219,626	204,279
Liabilities	106,657	826,104	4,796,092	156,144
Shareholders’ equity adjusted for intercompany unrealized profits - R$	711,949	1,787,702	2,423,534	48,135
Net revenue from sales and services	-	754,364	36,311,714	961,950
Net income for the year after adjustment for unrealized profits - R$	82,911	60,003	586,880	58,234

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.	Total

Balance in 2009	655,038	1,552,745	2,665,185	(2,623)	4,870,345

Equity in income of subsidiaries	82,911	60,003	586,880	19,336	749,130
Dividends and interest on equity (gross)	(26,000)	(14,154)	(378,384)	-	(418,538)
Capital increase	-	200,000	-	-	200,000
Capital reduction	-	-	(450,000)	-	(450,000)
Tax liabilities on equity- method revaluation reserve	-	-	(147)	-	(147)
Valuation adjustment of subsidiaries	-	2,403	-	(731)	1,672
Translation adjustments of foreign-based subsidiaries	-	(13,295)	-	-	(13,295)

Balance in 2010	711,949	1,787,702	2,423,534	15,982	4,939,167

Equity in income of subsidiaries	68,934	109,336	668,359	4,804	851,433
Dividends and interest on equity (gross)	-	(25,935)	(307,392)	(2,811)	(336,138)
Capital increase	-	320,000	-	-	320,000
Capital reduction	-	-	(500,000)	-	(500,000)
Tax liabilities on equity- method revaluation reserve	-	-	(130)	-	(130)
Valuation adjustment of subsidiaries	-	1,590	77	929	2,596
Translation adjustments of foreign-based subsidiaries	-	14,171	-	-	14,171

Balance in 2011	780,883	2,206,872	2,284,440	18,904	5,291,099

The table below summarizes the 33% interest in RPR attributed to the Company:

	2011	2010

Current assets	37,385	49,725
Non-current assets	28,688	18,105

Current liabilities	11,850	26,292
Non-current liabilities	35,319	25,556
Shareholders’ equity	18,904	15,982

Net revenue from sales and services	70,517	319,406
Costs and operating expenses	(68,568)	(293,197)
Operating income	1,949	26,209
Net financial income and income and social contribution taxes	2,855	(6,873)
Net income	4,804	19,336

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.           Affiliated companies (Consolidated)

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total

Movements in investments:

Balance in 2009	6,623	2,090	3,748	12,461
Equity in income of affiliates	45	(15)	(26)	4
Balance in 2010	6,668	2,075	3,722	12,465
Dividends received	(31)	-	-	(31)
Equity in income of affiliates	191	30	(29)	192
Balance in 2011	6,828	2,105	3,693	12,626

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the petrochemical complex in Mauá.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in the manufacture, marketing and processing of chemicals. The operations of this affiliated company are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and marketing of LPG containers, and in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of these two affiliated companies are currently suspended.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	2011
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	6,282	11,049	774	332	25
Non-current assets	22,032	93,310	8,836	842	3,132
Current liabilities	668	6,638	-	13	61
Non-current liabilities	332	89,301	2,226	1,708	4,304
Shareholders’ equity	27,314	8,420	7,384	(547)	(1,208)
Net revenue from sales and services	3,879	27,557	-	-	-
Costs and operating expenses	(3,620)	(27,342)	(96)	(133)	(225)
Net financial income and income and social contribution taxes	357	(93)	38	42	(5)
Net income	616	122	(58)	(91)	(230)

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

	2010
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	4,557	9,360	682	834	81
Non-current assets	23,147	90,222	8,986	468	3,160
Current liabilities	702	7,928	-	26	122
Non-current liabilities	332	83,357	2,226	1,708	4,096
Shareholders´equity	26,670	8,297	7,442	(432)	(977)
Net revenue from sales and services	3,543	24,050	-	-	-
Costs and operating expenses	(3,684)	(24,271)	(74)	(143)	621
Net financial income and income and social contribution taxes	321	158	23	42	7
Net income	180	(63)	(51)	(101)	628

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

In the consolidated financial statements, the investment of subsidiary Oxiteno S.A. in the affiliate Oxicap is valued by the equity method of accounting based on its information as of November 30, 2011, while the other affiliates are valued based on the financial statements as of December 31, 2011.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

12.	Property, plant and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average term of depreciation (years)	Balance in 2010	Additions	Balance of Repsol acquisition	Balance of DNP acquisition adjustment	Deprecia-tion	Transfer	Write-offs	Exchange rate	Balance in 2011

Cost:
Land	-	375,669	6,750	-	-	-	6,419	(33,428)	602	356,012
Buildings	27	1,046,128	12,797	-	1,055	-	76,021	(41,498)	3,775	1,098,278
Leasehold improvements	13	372,760	12,164	338	-	-	25,916	(6,128)	4	405,054
Machinery and equipment	12	2,601,836	93,094	13,981	-	-	437,980	(2,139)	33,942	3,178,694
Automotive fuel/lubricant distribution equipment and facilities	14	1,465,777	124,744	-	614	-	77,390	(28,993)	-	1,639,532
LPG tanks and bottles	13	362,882	67,509	15,976	-	-	4	(30,466)	-	415,905
Vehicles	8	173,408	28,992	5,914	167	-	12,390	(28,402)	(306)	192,163
Furniture and utensils	7	105,795	6,156	188	-	-	1,250	(2,821)	238	110,806
Construction in progress	-	422,471	353,111	-	-	-	(536,695)	(7,794)	961	232,054
Advances to suppliers	-	6,525	13,767	-	-	-	(8,206)	(606)	2	11,482
Imports in progress	-	340	455	-	-	-	(629)	-	-	166
IT equipment	5	178,296	10,378	293	-	-	1,385	(3,324)	42	187,070
		7,111,887	729,917	36,690	1,836	-	93,225	(185,599)	39,260	7,827,216

Accumulated depreciation:
Buildings		(436,875)	-	-	-	(37,686)	(10,335)	23,145	(3,857)	(465,608)
Leasehold improvements		(195,091)	-	(175)	-	(22,480)	(99)	5,353	-	(212,492)
Machinery and equipment		(1,130,575)	-	(7,526)	-	(186,323)	(89,045)	1,386	(31,404)	(1,443,487)
Automotive fuel/lubricant distribution equipment and facilities		(834,834)	-	-	-	(81,388)	177	23,183	2	(892,860)
LPG tanks and bottles		(190,255)	-	(3,802)	-	(22,620)	-	11,464	-	(205,213)
Vehicles		(109,346)	-	(2,776)	-	(6,044)	(628)	22,745	(78)	(96,127)
Furniture and utensils		(62,325)	-	(121)	-	(9,202)	(2,931)	1,203	(962)	(74,338)
IT equipment		(146,831)	-	(264)	-	(12,483)	167	2,951	(28)	(156,488)
		(3,106,132)	-	(14,664)	-	(378,226)	(102,694)	91,430	(36,327)	(3,546,613)

Provision for loss:
Land		(197)	-	-	-	-	-	-	-	(197)
Machinery and equipment		(1,854)	-	-	-	-	-	379	-	(1,475)
		(2,051)	-	-	-	-	-	379	-	(1,672)

Net amount		4,003,704	729,917	22,026	1,836	(378,226)	(9,469)	(93,790)	2,933	4,278,931

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Weighted average term of depreciation (years)	Balance in 2009	Additions	Opening balance of DNP acquisition	Depreciation	Transfer	Write-offs	Exchange rate	Balance in 2010

Cost:
Land	-	396,324	1,454	1,962	-	1,118	(25,743)	554	375,669
Buildings	26	1,056,099	12,342	3,294	-	17,594	(42,462)	(739)	1,046,128
Leasehold improvements	12	363,849	4,918	9	-	15,660	(11,669)	(7)	372,760
Machinery and equipment	11	2,410,395	148,342	-	-	69,457	(23,301)	(3,057)	2,601,836
Light fuel/lubricant distribution equipment and facilities	14	1,340,917	98,978	8,909	-	33,240	(16,267)	-	1,465,777
LPG tanks and bottles	13	326,671	71,969	-	-	2	(35,760)	-	362,882
Vehicles	6	238,006	15,603	1,481	-	(56,763)	(24,076)	(843)	173,408
Furniture and utensils	7	93,697	10,367	237	-	(611)	(1,252)	3,357	105,795
Construction in progress	-	201,010	281,978	-	-	(59,315)	(584)	(618)	422,471
Advances to suppliers	-	79,569	13,866	-	-	(86,582)	(328)	-	6,525
Imports in progress	-	4,738	5,758	-	-	(10,068)	(88)	-	340
IT equipment	5	175,722	8,665	153	-	258	(6,002)	(500)	178,296
		6,686,997	674,240	16,045	-	(76,010)	(187,532)	(1,853)	7,111,887

Accumulated depreciation:
Buildings		(419,969)	-	(287)	(40,473)	1,089	22,649	116	(436,875)
Leasehold improvements		(168,860)	-	1	(28,044)	934	877	1	(195,091)
Machinery and equipment		(969,360)	-	-	(184,302)	4,552	17,058	1,477	(1,130,575)
Light fuel/lubricant distribution equipment and facilities		(776,969)	-	(996)	(69,211)	-	12,342	-	(834,834)
LPG tanks and bottles		(190,962)	-	-	(18,529)	-	19,236	-	(190,255)
Vehicles		(182,193)	-	(394)	(4,241)	67,603	9,550	329	(109,346)
Furniture and utensils		(53,252)	-	(135)	(10,538)	744	839	17	(62,325)
IT equipment		(139,038)	-	(92)	(13,654)	1,088	4,637	228	(146,831)
		(2,900,603)	-	(1,903)	(368,992)	76,010	87,188	2,168	(3,106,132)

Provision for loss:
Land		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(1,697)	(157)	-	-	-	-	-	(1,854)
		(1,894)	(157)	-	-	-	-	-	(2,051)

Net amount		3,784,500	674,083	14,142	(368,992)	-	(100,344)	315	4,003,704

Construction in progress relates substantially to expansions and renovations in industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of gas stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

13.	Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total

Balance in 2009	674,500	70,033	16,413	13,015	427,832	1,900	1,203,693
Opening balance of DNP acquisition	46,541	-	-	-	41,740	-	88,281
Additions	-	26,891	-	-	208,211	2,605	237,707
Write-offs	(6,650)	(4,339)	-	-	-	(924)	(11,913)
Amortization	-	(24,390)	(4,402)	(549)	(142,702)	(88)	(172,131)
Provision for loss	-	-	-	-	-	(5)	(5)
Exchange rate	-	(8)	-	-	-	(13)	(21)
Balance in 2010	714,391	68,187	12,011	12,466	535,081	3,475	1,345,611
Balance of DNP acquisition adjustment	(21,805)	-	-	-	4,865	-	(16,940)
Balance of Repsol acquisition	13,403	-	-	-	11,625	-	25,028
Additions	-	42,759	-	-	349,460	-	392,219
Write-offs	-	(4)	-	-	(577)	(295)	(876)
Transferences	-	463	8,562	-	-	444	9,469
Amortization	-	(26,643)	(4,973)	(549)	(183,386)	(34)	(215,585)
Exchange rate	-	28	-	-	-	223	251
Balance in 2011	705,989	84,790	15,600	11,917	717,068	3,813	1,539,177

Weighted average term of amortization (years)	-	5	5	30	5	9

Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

	2011	2010
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
DNP	24,736	46,541
Repsol	13,403	-
Other	2,278	2,278
	705,989	714,391

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The Company tested the balances of goodwill shown in the table above for impairment. The determination of value from continuous use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company's business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs.

The evaluation of the value from continuous use is calculated for a period of five years, and from then, considering the possibility of carrying the business on indefinitely, perpetuity.

The growth and discount rates used to extrapolate the projections as of December 31, 2011, over the five year period ranged from 0% to 8% and 10.5% to 28.2%, respectively, depending on the CGU analyzed.

The Company´s balances of goodwill test did not result in the recognition of impairment for the year ended December 31, 2011.

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste, and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for another 20 years, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storaging, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Market rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers. Bonus disbursements are recorded when incurred and recognized as an expense in the income statement over the term of the agreement (typically 5 years).

The amortization expenses were recognized in the income statements, as shown below:

	2011	2010

Cost of products and services sold	11,872	10,355
Selling and marketing	180,354	141,606
General and administrative	23,359	20,170
	215,585	172,131

Research & development expenses are recorded in the income statements and amounted to R$ 21,745 in 2011 (R$ 18,763 in 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

14.	Loans, debentures and finance leases (Consolidated)

a.           Composition

Description	2011	2010	Index/Currency	Weighted average financial charges 12/31/2011 - % p.a.	Maturity
Foreign currency:
Notes in the foreign market (b)	466,197	413,284	US$	+7.2	2015
Advances on foreign exchange contracts	125,813	41,626	US$	+1.9	< 349 days
Foreign loan (c)	111,868	99,749	US$ + LIBOR (i)	+1.0	2014
BNDES (d)	72,869	67,195	US$	+5.5	2012 to 2018
Foreign currency advances delivered	45,692	64,080	US$	+1.6	< 88 days
Financial institutions	28,454	16,656	MX$ + TIIE (ii)	+1.9	2012 to 2016
Financial institutions	21,784	22	Bs (iii)	+13.3	2012 to 2014
FINIMP	878	779	US$	+7.0	2012
Financial institutions	-	6,740
Financial institutions – RPR	-	1,581
BNDES (d)	-	8
Subtotal	873,555	711,720

Local currency:
Banco do Brasil – fixed (e)	2,208,109	1,916,257	R$	+11.8	2012 to 2015
Debentures (f)	1,002,451	1,196,116	CDI	108.5	2012
BNDES (d)	890,865	1,178,081	TJLP (iv)	+3.2	2012 to 2019
Banco do Brasil – floating (e)	213,055	-	CDI	98.5	2014
Loan – MaxFácil	86,364	77,391	CDI	100.0	2012
Banco do Nordeste do Brasil	86,108	99,355	R$	+8.5 (vi)	2018
BNDES (d)	57,626	65,137	R$	+5.7	2015 to 2021
FINEP	45,647	61,738	TJLP (iv)	+0.5	2013 to 2014
Finance leases (g)	42,356	-	IGP-M (v)	+5.6	2031
Debentures – RPR (f)	19,102	-	CDI	118.0	2014
FINEP	10,904	-	R$	+4.0	2019 to 2021
FINAME	2,106	5,922	TJLP (iv)	+2.7	2012 to 2013
Fixed finance leases (g)	1,297	2,171	R$	+14.8	2012 to 2014
Working capital loan – RPR	-	23,765
Finance leases (g)	-	3,374
Others	-	634
Subtotal	4,665,990	4,629,941

Currency and interest rate hedging instruments loans	22,089	54,372

Total	5,561,634	5,396,033

Current	2,304,999	820,484

Non-current	3,256,635	4,575,549

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(i)      LIBOR = London Interbank Offered Rate.

(ii)     MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.

(iii)    Bs = Venezuelan Bolivares Fortes.

(iv)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2011, TJLP was fixed at 6% p.a.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.

(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On December 31, 2011, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term amounts break down as follows by year of maturity:

	2011	2010

From 1 to 2 years	1,214,029	2,197,838
From 2 to 3 years	879,137	1,024,879
From 3 to 4 years	976,172	440,504
From 4 to 5 years	93,970	824,695
More than 5 years	93,327	87,633
	3,256,635	4,575,549

As provided in IAS 39, the transaction costs and issue premiums associated with borrowings by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.h).

The Company’s management contracted hedging against foreign exchange and interest rate changes for a portion of its debt obligations (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.           Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and an interest of 7.25% p.a., paid semiannually, with the first payment due in June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and the subsidiaries above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with the Company’ direct or indirect controlling parties, or their subsidiaries, in an amount exceeding US$ 15 million (except for transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.           Foreign loan

The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.00% p.a. The Company, through its subsidiary Cia. Ultragaz, contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the foreign loan, some obligations other than those in Note 14.b) must be maintained by the Company and its subsidiaries. Additionally the following restrictions are imposed on the Company:

•
Maintenance of a financial index, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company maintains the levels of covenants required by this loan. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

d.           BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the period of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

-	capitalization level: shareholders’ equity / total assets equal to or above 0.30; and
-	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company maintains the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

e.           Banco do Brasil

The subsidiary IPP has fixed and floating loans from Banco do Brasil to finance the marketing, processing or manufacture of agricultural goods (ethanol). IPP contracted interest rate hedging instruments, thus converting the fixed charges for these loans into an average 98.75% of CDI (see Note 22). IPP designates these instruments of protection as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. These loans mature between 2012 and 2015, as follows:

Maturity	Balance in 2011

Feb/12	430,376
Apr/12	68,650
Mar/13	613,621
May/13	362,296
Mar/14	213,055
May/14	364,940
May/15	368,226
2,421,164

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

f.           Debentures

•
In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures, after which the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4, 2012. In April 2011, the Company made an early partial redemption of 200 debentures. The debentures have annual interest payments and amortization in one single tranche at the maturity date, according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

•	In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating guarantees, and the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	November 30, 2014
Payment of the face value:	Eight equal quarterly installments, starting on March 01, 2013 and ending on November 30, 2014
Interest:	118.0% of CDI
Payment of interest:	Eight equal quarterly installments, starting on March 01, 2013 and ending on November 30, 2014
Reprice:	Not applicable

The financial settlement occurred in January 2011. The RPR debentures were consolidated proportionally to the Company’s investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

g.           Finance leases

In April 2011, the subsidiary Cia. Ultragaz contracted a finance lease relating to bases for LPG bottling, maturing in April 2031.

The subsidiaries IPP, Tropical Transportes Ipiranga Ltda. (“Tropical”) and Serma – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, natural gas vehicles - VNG compressors, IT equipment and vehicles for fuel transportation. These contracts have terms between 36 and 60 months.

The subsidiaries IPP, Tropical and Serma have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, recorded as of December 31, 2011 and 2010 are shown below:

	2011
	LPG bottling	IT equipment	Vehicles for fuel transportation

Equipment and intangible assets, net of depreciation and amortization	39,645	1,541	865

Financing (present value)	42,356	952	345

Current	1,419	542	261
Non-current	40,937	410	84

		2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Equipment, net of depreciation	20,731	1,973	848

Financing (present value)	3,374	1,568	603

Current	3,374	618	265
Non-current	-	950	338

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The future disbursements (installments), assumed under these contracts, total approximately:

	2011
	LPG bottling	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,540	622	365
From 1 to 2 years	3,540	385	113
From 2 to 3 years	3,540	55	-
From 3 to 4 years	3,540	-	-
From 4 to 5 years	3,540	-	-
More than 5 years	50,740	-	-

	68,440	1,062	478

	2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,565	780	366
From 1 to 2 years	-	629	366
From 2 to 3 years	-	440	102

	3,565	1,849	834

The above amounts include Services Tax (“ISS”) payable (except for disbursements for the LPG bottling and distribution bases) on the monthly installments and will be adjusted by IGP-M until the respective payment dates.

h.           Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 2010	Incurred cost	Amortization	Balance in 2011

Banco do Brasil (e)	0.7%	24,545	4,353	(7,386)	21,512
Debentures (f)	0.6%	13,851	-	(7,828)	6,023
Notes in the foreign market (b)	0.2%	4,105	-	(408)	3,697
Other	0.3%	758	508	(456)	810
Total		43,259	4,861	(16,078)	32,042

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Effective rate of transaction costs (% p.a.)	Balance in 2009	Incurred cost	Amortization	Balance in 2010

Debentures (f)	0.6%	19,844	-	(5,993)	13,851
Bank Credit Bill	0.8%	8,071	-	(8,071)	-
Notes in the foreign market (b)	0.2%	5,148	-	(1,043)	4,105
Banco do Brasil (e)	0.6%	94	27,974	(3,523)	24,545
Other	0.8%	959	386	(587)	758
Total		34,116	28,360	(19,217)	43,259

The amount to be appropriated to income in the future is as follows:
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total

Banco do Brasil (e)	12,255	5,854	2,670	733	-	21,512
Debentures (f)	6,023	-	-	-	-	6,023
Notes in the foreign market (b)	924	924	924	925	-	3,697
Other	264	304	232	10	-	810
Total	19,466	7,082	3,826	1,668	-	32,042

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

i.           Guarantees

The financings are guaranteed by collateral in the amount of R$ 89,231 in 2011 (R$ 83,749 in 2010) and by guarantees and promissory notes in the amount of R$ 1,841,760 in 2011 (R$ 2,006,064 in 2010).

In addition, the Company and its subsidiaries offer collateral in the form of bank letters of guarantee for commercial and legal proceeding in the amount of R$ 135,051 in 2011 (R$ 141,081 in 2010).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 11,843 in 2011 (R$ 7,768 in 2010), with maturities of no more than 210 days. Until 2011, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$ 286 in 2011 (R$ 190 in 2010), which is recognized in income as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. In 2011, there was no event of default of the debts of the Company and its subsidiaries.

15.	Trade payables (Consolidated)

	2011	2010

Domestic suppliers	1,024,697	901,272
Foreign suppliers	50,406	39,905

	1,075,103	941,177

The Company and its subsidiaries acquire automotive fuel and LPG from Petrobras and ethylene from Braskem (see Note 8.a). These two suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at favorable prices and terms. The loss of any major supplier or a significant reduction in product availability from those suppliers could have a significant adverse effect on the Company. The Company believes that its relationships with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

16.      Salaries and related charges (Consolidated)

	2011	2010

Salaries and related payments	5,207	3,902
Social charges	27,748	23,790
Provisions on payroll	89,167	78,520
Profit sharing and bonus	144,144	120,373
Benefits	1,121	956
Other	958	674

	268,345	228,215

17.	Taxes payable (Consolidated)

	2011	2010

ICMS	55,055	65,484
PIS and COFINS	16,818	53,377
IPI	14,604	16,629
Income Tax Withheld at Source (IRRF)	5,180	1,180
National Institute of Social Security (INSS)	3,863	2,994
ISS	4,763	6,639
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico and Oxiteno Andina	8,340	6,493
Other	1,030	5,126

	109,653	157,922

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

18.	Provision for assets retirement obligation (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain use period (see Note 2.m).

Movements in the provision for assets retirement obligations are as follows:

Balance in 2009	64,578
Opening balance of DNP acquisition	166
Additions (new tanks)	1,666
Expense with tanks removed	(5,828)
Accretion expense	3,309
Balance in 2010	63,891
Additions (new tanks)	2,421
Expense with tanks removed	(3,022)
Accretion expense	4,214
Balance in 2011	67,504

Current	7,251
Non-current	60,253

19.	Deferred revenues (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenues:

	2011	2010

Loyalty program Km de Vantagens	15,983	11,547
Initial franchise fee ‘am/pm’	12,472	8,346
Other	-	591
	28,455	20,484

Current	19,731	14,572
Non-current	8,724	5,912

Ipiranga has a loyalty program called Km de Vantagens that rewards registered customers with points when they buy products at Ipiranga gas stations. The customers may exchange these points for discounts on products and services offered by Ipiranga’s partners. Points received by Ipiranga’s customers that may be used in the partner Multiplus Fidelidade are considered part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in income when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in income when the points expire.

The initial franchise fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

20.	Shareholders’ equity

a.	Share capital

As of August 17, 2011, each preferred share issued by the Company was converted into one common share and its Bylaws were changed to reflect the wording approved in the Extraordinary Shareholders’ Meeting of June 28, 2011.

The Company is a publicly traded company listed on the Novo Mercado listing segment of BM&FBovespa and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”). The subscribed and paid-in capital is represented by 544,383,996 common shares without par value, and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The Company's shares are granted tag along rights, assuring non-controlling shareholders the same conditions as negotiated by the controlling shareholders in case of sale of the control of the Company. Additionally, any shareholder, or group of shareholders acting in concert, that acquires or becomes the holder of 20% or more of the share capital of the Company, shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six months, adjusted pursuant to the SELIC rate.

The Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2011, there were 56,076,374 common shares outstanding abroad in the form of ADRs.

b.	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10 of February 14, 1980 and 268 of November 13, 1997. In 2011, there were no stock repurchases.

As of December 31, 2011, the financial statements of the Company totaled 8,201,556 common shares held in treasury, acquired at an average cost of R$ 14.42.

The price of shares issued by the Company as of December 31, 2011 on BM&FBovespa was R$ 32.01.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.	Capital reserve
The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 12.97 per share. Such shares are subject of the usufruct grants to executives of these subsidiaries, as mentioned in Note 8.c).

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects of the provisions created by these subsidiaries.

e.	Profit reserve

Legal reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits reserve

Recorded in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made.

f.	Comprehensive income

Valuation adjustment

Valuation adjustments record (i) the differences between the fair value and amortized cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect future cash flows. In all cases, the gains and losses recorded in the shareholders’ equity are included in income in case the financial instruments are prepaid.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Cumulative translation adjustments

The change in exchange rates on foreign subsidiaries (i) denominated in a currency other than the currency of the Company and (ii) that have an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

g.	Dividends payable in excess of the minimum mandatory dividends established in the Bylaws

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders’ Meeting or paid. The balance of dividends related to the year ended December 31, 2010 was paid on March 17, 2011. The prepayment of the dividend related to 2011 was made on August 30, 2011.

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, is as follows:

2011

Net income for the year attributable to shareholders of Ultrapar	848,764
Legal reserve	(42,438)
Net income for the year after legal reserve	806,326

Minimum mandatory dividends	403,163
Additional dividends after legal reserve and minimum mandatory dividends	122,239
Total dividends	525,402

Interim dividends (R$ 0.47 per share)	(251,949)

Mandatory dividends payable – Current liabilities	151,214

Additional dividends to the minimum mandatory dividends – shareholders´equity	122,239

Dividends payable (R$ 0.51 per share)	273,453

Investments reserve	280,924

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

21.   Segment information

The Company operates four main business segments: gas distribution, automotive fuel distribution, chemicals, and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the south, southeast, and northeast regions of Brazil. The automotive fuel distribution segment (Ipiranga) operates the distribution of automotive fuels and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paints & varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the southeast, and northeast regions of Brazil. The segments shown in the financial information are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The main financial information of each Company segment can be stated as follows:

	2011	2010
Net revenue:
Ultragaz	3,766,766	3,661,260
Ipiranga	42,223,900	36,483,456
Oxiteno	2,408,582	2,083,012
Ultracargo	266,885	293,262
Other (1)	121,896	366,349
Intersegment sales	(126,725)	(405,627)
Total	48,661,304	42,481,712

Intersegment sales:
Ultragaz	1,665	2,035
Ipiranga	5,967	38,372
Oxiteno	-	-
Ultracargo	26,634	39,395
Other (1)	92,459	325,825
Total	126,725	405,627

Net revenue, excluding intersegment sales:
Ultragaz	3,765,101	3,659,225
Ipiranga	42,217,933	36,445,084
Oxiteno	2,408,582	2,083,012
Ultracargo	240,251	253,867
Other (1)	29,437	40,524
Total	48,661,304	42,481,712

Operating income:
Ultragaz	162,682	181,201
Ipiranga	1,037,095	879,478
Oxiteno	154,805	114,144
Ultracargo	88,898	115,802
Other (1)	8,519	33,857
Total	1,451,999	1,324,482

Financial revenues	322,372	266,965
Financial expenses	(618,876)	(531,051)
Equity in income of affiliates	192	4
Income before taxes	1,155,687	1,060,400

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	2011	2010
Additions to property, plant and equipment and intangible assets:
Ultragaz	245,250	167,403
Ipiranga	624,841	433,431
Oxiteno	108,608	228,047
Ultracargo	118,425	64,332
Other (1)	25,012	18,734
Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	1,122,136	911,947
Finance leases	(43,009)	-
Assets retirement obligation	(2,421)	(1,666)
Capitalized borrowing costs	(5,333)	(1,829)
Total investments in property, plant and equipment and intangible assets (cash flow)	1,071,373	908,452

	2011	2010
Depreciation and amortization charges:
Ultragaz	117,462	118,820
Ipiranga	316,186	269,085
Oxiteno	106,314	104,147
Ultracargo	29,303	28,866
Other (1)	10,811	9,911
Total	580,076	530,829

	2011	2010
Total assets:
Ultragaz	1,868,270	1,638,815
Ipiranga	6,633,132	6,376,269
Oxiteno	3,454,518	3,095,714
Ultracargo	1,068,780	997,438
Other (1)	718,039	881,607
Total	13,742,739	12,989,843

(1) Composed primarily of the parent company Ultrapar and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Geographic area information

All long-term assets are located in Brazil, except certain long-life assets located in Mexico, in the amount of R$ 30,853 in 2011 (R$ 26,460 in 2010), and in Venezuela, in the amount of R$ 17,021 in 2011 (R$ 8,078 in 2010).

The Company generates revenues from operations in Brazil, Mexico and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	2011	2010

Net revenue:
Brazil	47,952,454	41,869,667
Mexico	119,763	90,800
Venezuela	127,591	75,808
Other Latin American countries	245,103	211,717
United States of America and Canada	100,959	97,207
Far East	40,827	51,657
Europe	43,706	63,018
Other	30,901	21,838
Total	48,661,304	42,481,712

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

22.    Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of financial assets, instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•
Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury department, with the assistance of the tax and accounting departments.

•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.
•	The internal audit department audits the compliance with the parameters of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2011 and 2010:

Assets and liabilities in foreign currencies

Amounts in millions of Reais	2011	2010

Assets in foreign currency
Financial assets in foreign currency (except hedging instruments)	303.8	211.0
Foreign trade accounts receivable, net of provision for loss	134.9	123.6
Advances to foreign suppliers, net of accounts payable arising from imports	-	11.3
Investments in foreign subsidiaries	115.3	72.6
	554.0	418.5

Liabilities in foreign currency
Financing in foreign currency	(873.6)	(710.2)
Accounts payable arising from imports , net of advances to foreign suppliers	(2.8)	-
	(876.4)	(710.2)

Balance (gross) from foreign currency hedging instruments	348.5	122.7

Net asset (liability) position	26.1	(169.0)

Net asset (liability) position – RPR1	(8.3)	13.6

Net asset (liability) position – Total	17.8	(155.4)

(1)
Amount disclosed due to its magnitude and to RPR having independent financial management. The net liability position as of December 31, 2011 of RPR reflects the amount of R$ 8.3 million of suppliers in foreign currencies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Based on the net asset position of R$ 26.1 million in foreign currencies shown above, the Company estimates that a 10% devaluation of the Real would produce a total effect of R$ 2.6 million, of which R$ 5.5 million of losses recognized in income and R$ 8.1 million of gain directly recognized in the shareholders’ equity in cumulative translation adjustments mainly due to changes in the exchange rate on equity of foreign subsidiaries. Based on the same position, the Company estimates that a 10% valuation of the Real would produce a total effect of R$ 2.6 million, of which R$ 5.5 million of gain recognized in income and R$ 8.1 million of loss directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 2.q).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing of financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily result from financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2011, the Company and its subsidiaries had interest rate derivative financial instruments  linked to domestic loans, swapping the pre-fixed interest of certain debts to floating rate (CDI).

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedge instruments and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds, limited to the Brazilian government. The Company's policy allows application in government securities and countries classified as investment grade AAA or Aaa by specialized credit rating agencies, but on December 31, 2011 the Company had no financial investments in these countries. The volume of financial investments is subject to maximum limits by country and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following provisions for losses on accounts receivable:

	2011	2010

Ipiranga	101,318	101,275
Ultragaz	13,107	16,613
Oxiteno	1,415	1,429
Ultracargo	614	615
Total	116,454	119,932
Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, the Company and its subsidiaries examine opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or affiliated companies, and finance such investments using cash generated from operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,305 million. Furthermore, the investment plan for 2012 totals R$ 1,088 million. On December 31, 2011, the Company and its subsidiaries had R$ 2,782 million in cash, cash equivalents, short-term and long-term financial investments (for quantitative information, see Notes 4 and 14).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the parameters fo the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Initial notional amount1		Fair value		Amounts payable or receivable (12/31/2011)
			2011	2010	2011	2010	Amount receivable	Amount payable
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, Citibank,	Jan 2012 to Dec 2015
Receivables in U.S. dollars	HSBC, Itaú, Santander		US$198.9	US$165.8	373.3	271.0	373.3	-
Payables in CDI interest rate			US$(198.9)	US$(165.8)	(367.9)	(320.0)	-	367.9
Total result			-	-	5.4	(49.0)	373.3	367.9

b – Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rates	Itaú, Santander	Jan 2012 to Mar 2012	US$13.3	US$89.2	24.5	153.0	24.5	-
Payables in U.S. dollars			US$(13.3)	US$(89.2)	(24.8)	(146.7)	-	24.8
Total result			-	-	(0.3)	6.3	24.5	24.8

c – Interest rate swaps in R$	Banco do Brasil	Feb 2012 to May 2015
Receivables in predetermined interest rate			R$1,809.5	R$1,809.5	2,229.4	1,947.9	2,229.4	-
Payables in CDI interest rate			R$(1,809.5)	R$(1,809.5)	(2,152.5)	(1,931.5)	-	2,152.5
Total result			-	-	76.9	16.4	2,229.4	2,152.5

d – Interest rate swaps in U.S. dollars
Receivables in LIBOR interest rate in U.S. dollars			-	US$60.0	-	98.6	-	-
Payables in fixed interest rate in U.S. dollars			-	US$(60.0)	-	(100.2)	-	-
Total result			-	-	-	(1.6)	-	-

e – NDFs (non-deliverable forwards) – RPR
Receivables in U.S. dollars			-	US$10.3	-	16.6	-	-
Payables in predetermined interest rate in R$			-	US$(10.3)	-	(18.1)	-	-
Total result			-	-	-	(1.5)	-	-

f – Exchange rate swaps payable in U.S. dollars – RPR
Receivables in U.S. dollars			-	US$0.9	-	1.6	-	-
Payables in CDI interest rate			-	US$(0.9)	-	(1.7)	-	-
Total result			-	-	-	(0.1)	-	-

Total gross result					82.0	(29.5)	2,627.2	2,545.2
Income tax					(10.7)	(5.1)	(10.7)	-
Total net result					71.3	(34.6)	2,616.5	2,545.2
Positive result (see Note 4)					93.4	19.8
Negative result (see Note 14)					(22.1)	(54.4)

1 In million. Currency as indicated

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap in U.S. dollars (contract governed by the ISDA - International Swap Dealers Association, Inc. executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Hedging instruments existing as of December 31, 2011 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. As of December 31, 2011, the Company and its subsidiaries had outstanding swap contracts totaling US$ 198.9 million in notional amount, of which (i) US$ 138.9 million, on average, had asset position at US$ + 4.70 p.a. and liability position at 118.03 % of CDI and (ii) US$ 60 million had asset position at US$ + LIBOR + 1.00% a.a. and liability position at 86.90% of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of December 31, 2011, these swap contracts totaled US$ 13.3 million and, on average, had an asset position at 70.68% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On December 31, 2011 these swap contracts totaled R$ 1,809.5 million of notional amount, and on average had an asset position at 11.81% p.a. and liability position at 98.75% of CDI.

Hedge accounting

The Company and its subsidiaries designated some financial derivative instruments for protection for future cash flows as cash flow hedges. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate of changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On December 31, 2011 these instruments of protection had been settled.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of December 31, 2011 these instruments of protection totaled R$ 1,809.5 million of notional amount (item (c) in the table above). The Company and its subsidiaries recognized a gain of R$ 7.1 million in 2011, of which R$ 60.5 million refer to the result of instruments of protection and R$ (53.4) million refer to the fair value adjustment of the debt.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recorded in 2011 and 2010 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	2011
	R$ million
	Income	Shareholders’ equity

A – Exchange rate swaps receivable in U.S. dollars	(14.7)	-
B – Exchange rate swaps payable in U.S. dollars	(7.2)	-
C – Interest rate swaps in R$	7.1	-
D – Interest rate swaps in U.S. dollars	(1.7)	1.5
E – NDFs (non-deliverable forwards) - RPR	(0.9)	0.9

Total	(17.4)	2.4

	2010
	R$ million
	Income	Shareholders’ equity

A – Exchange rate swaps receivable in U.S. dollars	(30.7)	-
B – Exchange rate swaps payable in U.S. dollars	15.7	-
C – Interest rate swaps in R$	18.2	-
D – Interest rate swaps in U.S. dollars	(3.1)	2.4
E – NDFs (non-deliverable forwards) - RPR	(7.6)	(0.9)
F - Exchange rate swaps payable in U.S. dollars - RPR	(0.1)	-

Total	(7.6)	1.5

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the gain or loss of the hedged subject (debt), and considers the designation effect of interest rate hedging in Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, in 2011 and in 2010, are stated below:

		31/12/2011		31/12/2010
	Category	Carrying	Fair	Carrying	Fair
		value	value	value	value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	107,600	107,600	72,793	72,793
Financial investments in local currency	Measured at fair value through income	1,668,178	1,668,178	2,569,625	2,569,625
Financial investments in foreign currency	Measured at fair value through income	15,176	15,176	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,686	631,686	352,839	352,839
Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	7,193	7,193
Fixed-income securities and funds in foreign currency	Available for sale	259,091	259,091	198,149	198,149
Currency and interest rate hedging instruments	Measured at fair value through income	93,403	93,403	19,778	19,778

Total		2,782,327	2,782,327	3,220,377	3,220,377

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	2,208,109	2,208,109	1,916,257	1,916,257
Financing	Measured at amortised cost	2,266,230	2,305,088	2,223,743	2,272,680
Debentures	Measured at amortised cost	1,021,553	1,019,727	1,196,116	1,182,380
Finance leases	Measured at amortised cost	43,653	43,653	5,545	5,545
Currency and interest rate hedging instruments	Measured at fair value through income	22,089	22,089	54,372	54,372
Total		5,561,634	5,598,666	5,396,033	5,431,234

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•	For fair value calculation of LPG Inc.’s notes in the foreing market (see Note 14.b), the price quoted in an active market is used.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2011 and 2010. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortised cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments (see Note 4), (iii) funding from Banco do Brasil that is measured at fair value through profit or loss (see Note 14.e), (iv) accounts receivable that have vendor arrangements (see Note 14.i) and Ipiranga customer financing (see Note 5), which are measured at fair value through profit or loss. Thus, accounts receivable is classified as loans and receivables and trade payables and other payables are classified as financial liabilities measured at amortised cost.

Fair value hierarchy of financial instruments

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet in 2011 and 2010:

	Category	2011	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	107,600	107,600	-	-
Financial investments in local currency	Measured at fair value through income	1,668,178	1,668,178	-	-
Financial investments in foreign currency	Measured at fair value through income	15,176	15,176	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,686	631,686	-	-
Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	-	-
Fixed-income securities and funds in foreign currency	Available for sale	259,091	-	259,091	-
Currency and interest rate hedging instruments	Measured at fair value through income	93,403	-	93,403	-

Total		2,782,327	2,429,833	352,494	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	2,208,109	-	2,208,109	-
Currency and interest rate hedging instruments	Measured at fair value through income	22,089	-	22,089	-
Total		2,230,198	-	2,230,198	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Category	2010	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	72,793	72,793	-	-
Financial investments in local currency	Measured at fair value through income	2,569,625	2,569,625	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	352,839	352,839	-	-
Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	-	-
Fixed-income securities and funds in foreign currency	Available for sale	198,149	16,622	181,527	-
Currency and interest rate hedging instruments	Measured at fair value through income	19,778	-	19,778	-

Total		3,220,377	3,019,072	201,305	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	1,916,257	-	1,916,257	-
Currency and interest rate hedging instruments	Measured at fair value through income	54,372	-	54,372	-
Total		1,970,629	-	1,970,629	-

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of December 29, 2011. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.43 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional valuation or devaluation of the Real against the likely scenario, respecting the risk to which the hedge object is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of December 31, 2011, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2011 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	59,377	167,816	276,255
(2) Debts in dollars	appreciation	(59,377)	(167,913)	(276,449)
(1)+(2)	Net effect	-	(97)	(194)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(41)	6,216	12,473
(4) Gross margin of Oxiteno	devaluation	41	(6,216)	(12,473)
(3)+(4)	Net effect	-	-	-

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of December 29, 2011 for each swap and each debt (object of protection) maturities, for defining the likely scenarios. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Based on the three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Increase in	-	(78,925)	(151,997)
(2) Fixed rate financing	prefixed rate	-	78,950	152,053
(1)+(2)	Net effect	-	25	56

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

23.    Provision, contingencies and commitments (Consolidated)

The Company and its subsidiaries are involved in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 2010	Opening balance of Repsol acquisition	Additions	Write-offs	Adjustments	Balance in 2011

IRPJ and CSLL	194,714	-	43,928	(221)	17,744	256,165
PIS and COFINS	79,963	-	12,820	(17,030)	6,859	82,612
ICMS	104,069	-	1,485	(42,203)	10,038	73,389
INSS	15,136	-	44	(2,221)	1,346	14,305
Civil litigation	91,644	20	6,580	(19,934)	3,231	81,541
Labor litigation	23,259	527	20,397	(1,695)	2,657	45,145
Other	1,346	-	87	(622)	167	978
Total	510,131	547	85,341	(83,926)	42,042	554,135

Current	39,626					41,347
Non current	470,505					512,788

Provisions	Balance in 2009	Adoption tax amnesty	Opening balance of DNP acquisition	Additions	Write-offs	Adjustments	Balance in 2010

IRPJ and CSLL	182,103	(19,670)	2,188	18,142	(190)	12,141	194,714
PIS and COFINS	67,990	-	985	10,190	(4,158)	4,956	79,963
ICMS	192,544	-	10,823	24,041	(130,605)	7,266	104,069
INSS	8,527	-	-	7,382	(1,498)	725	15,136
Civil litigation	86,792	-	3,317	1,964	(3,428)	2,999	91,644
Labor litigation	18,394	-	-	8,260	(5,300)	1,905	23,259
Other	6,905	-	-	764	(6,414)	91	1,346
Total	563,255	(19,670)	17,313	70,743	(151,593)	30,083	510,131

Current	23,024						39,626
Non current	540,231						470,505

Some of the provisions above involve escrow deposits related to them in the amount of R$ 328,865 in 2011 (R$ 252,009 in 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

a.           Tax contingencies

More-likely-than-not contingencies – assets and liabilities

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar and Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) have filed actions with a motion for preliminary injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia. Ultragaz, Utingás and Tequimar paid off the contingencies related to their processes with the benefits of the amnesty, instituted by Law 11941/09 and reclassified the contingencies’ amount to the line of taxes payables in the previous year. Ultracargo Participação maintains a provision of R$ 1,058 in 2011 (R$ 980 in 2010) to cover this contingency.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) incurred until 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,707 in 2011 (R$ 6,481 in 2010).

Subsidiary IPP has a pending Declaratory Judgment Action challenging the constitutionality of Law No. 9316/96, which has made CSLL nondeductible for the IRPJ calculation basis. The claim was denied in the first and second instances, and the extraordinary appeal presented is halted until the trial of a leading case by the STF. Backed by an order issued in a Provisional Remedy connected to the main action, the subsidiary made a escrow deposit for the amounts challenged and maintains a provision for this contingency in the amount of R$ 18,413 in 2011 (R$ 12,934 in 2010).

The subsidiaries Oxiteno Nordeste and Oxiteno S.A. have a lawsuit for the exclusion of export revenues from the tax base for CSLL. A preliminary injunction was granted to Oxiteno Nordeste and the decision was confirmed by the lower court setence. The subsidiary made escrow deposits of the amounts in discussion, as well as provisioned the corresponding contingency in the amount of R$ 1,076 in 2011 (R$ 982 in 2010); the subsidiary Oxiteno S.A. awaits judgment of an extraordinary appeal against the judgment which denied the requested preliminary injunction, and is still normally paying the CSLL. Althought in August 2010 the STF has positioned itself against the thesis, this decision is effective just between the parties involved in that lawsuit, not affecting directly the subsidiaries lawsuit.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, RPR, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into escrow deposits, as well as recording the respective provision in the amount of R$ 75,636 in 2011 (R$ 57,302 in 2010); the others subsidiaries did not obtain a preliminary injunction. The trial of these and all claims involving this issue are suspended due to the granting of an injunction in the Declaratory Action of Constitutionality No. 18.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayers. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 36,386, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of interest on equity. The total amount accrued is R$ 4,236 in 2011 (R$ 19,216 in 2010).

On October 7, 2005, the subsidiaries Companhia Ultragaz S.A. and Bahiana Distribuidora de Gás Ltda. filed for and obtained a preliminary injunction to offset PIS and COFINS credits on LPG purchases against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making escrow deposits for these debits in the accumulated amount of R$ 242,058 in 2011 (R$ 185,398 in 2010) and have recorded a corresponding liability.

The subsidiary Oxiteno S.A. has a provision of R$ 14,285 in 2011 related to an official notification issued on the grounds of supposed undue credits of ICMS taken on invoices related to the symbolic return of materials sent to subsidiary Oxiteno Nordeste for industrialization.

IPP and its subsidiaries maintain provisions for ICMS-related contingencies mainly in connection with (a) appropriation of a credit related to the difference between the amount that served as a basis for tax withholding and the amount actually charged in the sale to end consumers, which resulted in excess ICMS withholding by refineries: R$ 8,461; (b) tax-deficiency notices for interstate sales of fuels to industrial customers without payment of ICMS due to the interpretation of Article 2 of Supplementary Law No. 87/96: R$ 12,155; (c) collection of ICMS-ST (State VAT Substitution) from distributors on interstate sales to end consumers, since there is no withholding under ICMS Agreements No. 105/92 and No. 112/93: R$ 5,199; (d) collection of ICMS on the common ground of non-payment, since there are several reasons that resulted in the tax assessments and whose rebuttal is not evident: R$ 16,021.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Possible contingencies

The main tax claims of subsidiary IPP that are considered to pose a possible risk of loss, and based on this position, have not been provided for in the financial statements, relate to ICMS and refer mainly to: (a) requirement of proportionate reversal of ICMS credits in view of the acquisitions of ethanol, since the product was resold at a price below the purchase price because PROÁLCOOL, a Federal Government program to encourage alcohol production  determined the anticipation of financial subsidy by the distributors to the mill owners and their subsequently reimbursement by the DNC (current National Oil Agency), R$ 94,357; (b) allegedly undue credit, relating to ICMS tax credits recognized in the subsidiary´s tax books, in relation to which the Tax Authorities understand that there was no proof of origin, R$ 19,313; (c) assessments for alleged lack of tax payment, R$ 25,318; (d) assessment notices issued in Ourinhos/SP in connection with the return  of ethanol loans made with tax deferral, R$ 28,733; (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credits and was suspended by a preliminary injunction granted by STF, R$ 14,654; (f) disallowance of ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ is in the sense that it is possible to take credit even if there is defect in the document of the seller, provided that the transaction effectivelly took place, R$ 25,761; (g) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling of the product in which the Authorities believe that there is input or output without a corresponding issue of invoice, R$ 19,627; (h) assessment notices relating to the disallowance of ICMS credits legitimately appropriated by the company due to alledged non-compliance with formalities required under applicable law R$ 25,277 and; (i) assessments arising from ICMS credits relatd to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alledged disagreement with the law, R$ 20,340.

Subsidiary IPP has assessments invalidating the set-off of IPI credits generated by taxable inputs, whose subsequent  outputs were not taxed under the protection of immunity. The non-provisioned amount of this contingency, updated as of December 31, 2011, is R$ 78,508 (R$ 60,053 in  2010). The subsidiary also has lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, and decided to pay off part of these cases within the Law 11941/09 amnesty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.           Civil contingencies

More-likely-than-not contingencies

The Company and its subsidiaries have provisions for the settlement of contract terms with customers and ex-service providers, as well as environmental issues, in the amount of R$ 81,541 in 2011 (R$ 91,644 in 2010).

Possible contingencies

Subsidiary Cia. Ultragaz is part to an administrative proceeding before the CADE (Brazilian Antitrust Authority) based on alleged anticompetitive practices in municipalities of the Triângulo Mineiro region in 2001, in which a fine in the amount of R$ 23,104 was awarded against it. The execution of such administrative decision was suspended by a court order and the credit is being discussed in court. Based on the above elements and on the opinion of its legal advisors, the management of the subsidiary has not recorded a provision for this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 43 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The Company has not recorded a provision for these cases because it believes that the likeliness of realization of this contingency is remote, and also because it has insurance coverage for the full amount in dispute.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.           Labor contingencies

More-likely-than-not contingencies

The Company and its subsidiaries have provisions of R$ 45,145 in 2011 (R$ 23,259 in 2010) for  labor litigation filed by former employees  or employees of service providers requiring payment of employment related matters.

Possible contingencies

In 1990, the Petrochemical Workers’ Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies sited on the Petrochemical Hub of Camaçari are members, filed individual claims against the subsidiaries for the performance of the Section 4 of the Collective Labor Agreement, which provided for salary adjustments in lieu of the salary policies actually implemented. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica for recognition of the loss of effectiveness of such Section 4. The individual claims were denied. The collective dispute is currently awaiting trial by the STF. From the second half of 2010, some companies in the Camaçari Complex signed an agreement with Sindiquímica and reported the fact in the collective dispute. Based on the opinion of its legal advisors, who have reviewed the latest STF decision in the collective dispute and the position of the individual claims involving subsidiaries Oxiteno Nordeste and EMCA, the management of those subsidiaries decided that it was not necessary to record a provision in 2011.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

d.           Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimum moviment in tons per year	Maturity

Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of December 31, 2011, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated in 2011 and 2010, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem.

	Minimum purchase commitment		Accumulated demand (actual)

	2011	2010	2011	2010

In tons of ethylene	165,965 (*)	145,555 (*)	166,953	171,521

(*) Adjusted for operational stoppages carried out by Braskem during the year.

Subsidiary Oxiteno S.A has an ethylene supply agreement with Quattor Participações S.A., maturiting in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall. The subsidiary has met the minimum purchase required in the agreement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

e.           Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including property insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the facilities and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,509 million.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies. The risk assumptions adopted, given their nature, are not part of the scope of an audit of financial statements, and consequently haven’t been audited by our independent accountants.

f.           Operating lease contracts

Subsidiaries Cia. Ultragaz, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	2011	2010

Up to 1 year	989	752
More than 1 year	1,005	400
	1,994	1,152

The total operating lease recognized as expense in 2011 was R$ 1,230 (R$ 686 in 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

24.    Employee benefits and private pension plan (Consolidated)

a.           ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to their employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the participant´s accumulated fund within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. In 2011, the Company and its subsidiaries contributed R$ 14,254 (R$ 13,041 in 2010) to Ultraprev, which amount is recorded as expense in the income statement. The total number of employees participating in the plan as of December 31, 2011 was 7,330 active participants and 60 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.           Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 600/2009.

	2011	2010

Health plan	43,069	37,828
FGTS Penalty	33,346	33,232
Bonus	12,966	12,038
Life insurance	20,652	21,403

Total	110,033	104,501

Current	13,282	11,339
Non current	96,751	93,162

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Significant actuarial assumptions adopted include:

Economic Factors

•     Discount rate for the actuarial obligation at present value - 10.13% per annum
•     Average projected salary growth rate - 6.32% per annum
•     Inflation rate (long term) - 4.24% per annum
•     Growth rate of medical services - 8.41% per annum

Demographic factors

•     Mortality Table for the life insurance benefit – CSO-80
•     Mortality Table for other benefits - AT 2000 Basic decreased by 10%
•     Disabled Mortality Table - RRB 1983
•     Disability Table - RRB 1944 modified

25.	Gross revenue (Consolidated)

	2011	2010

Gross revenue from sale	49,729,159	43,772,024
Gross revenue from services	447,336	429,002
Sales tax	(1,283,462)	(1,536,649)
Discount and sales return	(222,770)	(178,130)
Other deductions	(8,959)	(4,535)

Net revenue from sales and services	48,661,304	42,481,712

The other deductions shown in the table above refer to deferred revenues (see Notes 14.i and 19).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

26.    Expenses by nature (Consolidated)

The Company opted for disclosing its consolidated income statement by function and is presenting below its breakdown by nature:

	2011	2010

Raw materials and materials for use and consumption	44,275,967	38,511,330
Freight and storage	744,053	673,133
Depreciation and amortization	580,076	530,829
Personnel expenses	1,146,443	1,049,639
Advertising and marketing	130,986	104,180
Services provided by third parties	158,511	132,624
Lease of real estate and equipment	63,738	51,282
Other expenses	182,931	193,972

Total	47,282,705	41,246,989

Classified as:
Cost of products and services sold	45,139,601	39,322,888
Selling and marketing	1,349,880	1,164,422
General and administrative	793,224	759,679

Total	47,282,705	41,246,989

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

27.	Income from disposal of assets (Consolidated)

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. In 2011, the gain was of R$ 21,390, primarily from disposal of property, plant and equipment. In 2010, the gain was R$ 78,969, including proceeds from the sale of property, plant and equipment; proceeds from the sale of interest in AGT and Petrolog, R$ 11,918; cash received in relation to Maxfácil, R$ 35,000; and the income of the position adjustment in fuel distribution pools, R$ 31,456.

28.	Financial income

	Parent		Consolidated
	2011	2010	2011	2010
Financial revenues:
Interest on financial investments	161,084	142,161	271,751	217,866
Interest from customers	-	-	46,350	43,724
Other revenues	-	20	4,271	5,375
	161,084	142,181	322,372	266,965
Financial expenses:
Interest on loans	-	-	(405,232)	(328,489)
Interest on debentures	(140,863)	(133,428)	(143,117)	(133,428)
Interest on finance leases	-	-	(2,148)	(1,195)
Bank charges, IOF, and other charges	862	4,567	(21,304)	(22,655)
Monetary and exchange rate changes	-	-	(32,652)	(6,625)
Provisions updating and other expenses (*)	361	(112)	(14,423)	(38,659)
	(139,640)	(128,973)	(618,876)	(531,051)

Financial income (expenses)	21,444	13,208	(296,504)	(264,086)

(*) In 2010, includes the effect related to the Company and its subsidiaries’ participation in the amnesty established by Law 11941/09 (see Note 23).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

29.   Earnings per share

The table below presents a conciliation of numerators and denominators used in computing earnings per share. Earnings per share of 2010, consider the stock split occured in 2011. As mentioned in Note 8.c), the Company has a share compensation plan.

	Parent		Consolidated
Basic earnings per share	2011	2010	2011	2010

Net income of the Company	848,764	758,823	848,764	765,303
Weighted average shares outstanding (in thousands)	533,989	533,989	533,989	533,989
Basic earnings per share – whole R$	1.59	1.42	1.59	1.43

	Parent		Consolidated
Diluted earnings per share	2011	2010	2011	2010

Net income of the Company	848,764	758,823	848,764	765,303
Weighted average shares outstanding (in thousands), including stock compensation plan	536,072	535,848	536,072	535,848
Diluted earnings per share – whole R$	1.58	1.42	1.58	1.43

Weighted average shares outstanding (in thousands)	2011	2010

Weighted average shares outstanding for basic per share calculation:	533,989	533,989
Dilution effect
Stock compensation plan	2,083	1,859
Weighted average shares outstanding for diluted per share calculation:	536,072	535,848

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

30.   Reconciliation of information under BR GAAP and IFRS

Net income attributable to shareholders of the Company	2010

Net income under BR GAAP
IFRS adoption effects:	758,823
Amortization and write-off of deferred charges (see Note 2)	9,819
Social contribution and income taxes	(3,339)
Total	6,480

Net income under IFRS	765,303

ANNEX II - ITEM 10 OF THE REFERENCE FORM

Item 10.

10.1 Management discussion & analysis:

Introduction

You should read this discussion together with our consolidated financial statements, filed with the CVM on February 16th, 2012, including the notes thereto, and other financial information included elsewhere in this document.

a.	General financial and equity conditions

Company overview

Ultrapar is a Brazilian business group with more than 70 years of history, with leading position in the markets in which it operates. Our four principal segments are:

•  the LPG distribution business, conducted by Ultragaz;
•  the fuels distribution business, conducted by Ipiranga;
•  the chemical and petrochemical business, conducted by Oxiteno; and
•  storage for liquid bulk, conducted by Ultracargo.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV (natural gas for vehicles), fuel oil, kerosene and lubricants through a network of 6 thousand service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a major producer of specialty chemicals, particularly surfactants. It manufactures approximately 1,000 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles, paints and varnishes. Ultracargo is the largest provider of storage for liquid bulk in Brazil.

In August 2008, Ultrapar announced the signing of an agreement for the acquisition of Texaco’s fuel distribution business in Brazil. The acquisition was closed on March 31st, 2009. The results of Texaco started to be consolidated into Ultrapar’s financial statements on April 1st, 2009 onwards, after the financial settlement of the transaction. Ultrapar’s financial statements in periods prior to second quarter 2009 do not include Texaco’s results.

On July 1st, 2010, Ultrapar concluded the sale of Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses, with the transfer of shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. The financial statements of Ultrapar and Ultracargo from the third quarter of 2010 onwards no longer include the businesses sold.

On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of DNP. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1, 2010.

On October 20th, 2011, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Repsol Gás Brasil S.A. Ultrapar’s and Ultragaz’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on October 20th, 2011.

2011
In 2011, the Brazilian economy continued to grow, with highlights to historically low unemployment rates, good performance of retail sector and higher credit availability, which reached a record level of 49% of the gross domestic product (GDP) in the fourth quarter of the year. Nevertheless, the economy grew at decreasing rates throughout the year. The GDP grew by 2.7% in 2011, as compared with 8% in the same period of 2010, reflecting the international economic instability, particularly in Europe. Despite the unstable economic environment seen particularly in the second half of 2011, and a more moderate performance of the Brazilian economy, Ultrapar achieved record levels of results in 2011, mainly due to the larger scale of operations, derived from investments made in the last years, associated to a sound financial position and result- and value creation-oriented culture. In the year, Ultrapar’s net sales and services amounted to R$ 48.7 billion, EBITDA amounted to R$ 2,010.7 million and net earnings amounted to R$ 854.8 million. Ultrapar ended 2011 with total assets of R$ 13.7 billion and shareholders’ equity of R$ 5.6 billion.

2010
The year 2010 was marked by the strong growth of the Brazilian economy, with highlights to the low unemployment rates, expansion in income and total wages and higher credit availability, which reached in December a record level of 47% of the GDP. The gross domestic product grew by 7.5% in the year, driven by the good performance of the retail, automotive and civil construction sectors. The strong growth of the Brazilian economy, associated with larger scale of operations, derived from investments made in the last years, with the prudence in financial management and with result- and value creation-oriented culture enabled Ultrapar to achieve record levels of results in 2010. In the year, Ultrapar’s net sales and services amounted to R$ 42.5 billion, EBITDA amounted to R$ 1,776.3 million and net earnings amounted to R$ 765.2 million. The 2010 net debt to EBITDA ratio was 1.2 – lower than the 1.5 ratio of the end of 2009 – reflecting the increase in earnings and cash generation. Ultrapar ended 2010 with total assets of R$ 13.0 billion and shareholders’ equity of R$ 5.2 billion.

2009
The year 2009 was marked by the effects of the global financial crisis, more intense during the first quarter of 2009, period when the Brazilian gross domestic product decreased by 2.1% compared with 2008. During the following quarters, measures adopted by the Brazilian government to minimize the impacts of the crisis started to reflect on the economy, leading to a gradual recovery of the GDP. Even in the instable economic environment seen particularly in the first half of 2009, the Company reported growth in its results quarter after quarter, while keeping a sound and prudent management of its cash generation and indebtedness levels. In 2009, Ultrapar’s net sales and services amounted to R$ 36.1 billion, EBITDA amounted to R$ 1,430.4 million and net earnings amounted to R$ 440.7 million. The Company’s net debt to EBITDA ratio was 1.5 times in December through the achievement of cash generation established goals. Ultrapar, which had already been assigned the investment grade rating by Moody’s, was also assigned investment grade by Standard & Poor’s in October 2009. Ultrapar ended 2009 with total assets of R$ 11.5 billion and shareholders’ equity of R$ 4.8 billion.

See “Item 10.2.c. Effect of inflation, changes in prices of main feedstocks and products, foreign exchange and interest rates on operating and financial results” for trend information.

b.	Capital structure and possibility of redemption of shares

Capital structure
Our paid up capital as of December 31, 2011 amounted to R$ 3,696.8 million, composed by 544,383,996 common shares, without par value.

2011
Ultrapar ended the fiscal year 2011 with a gross debt of R$ 5,561.6 million and a gross cash position of R$ 2,782.3 million, resulting in a net debt of R$ 2,779.3 million, 28% higher than the Company’s net debt position of 2010, due to higher investments made in 2011 and directed to operational growth. On December 31st, 2011, shareholders’ equity amounted to R$ 5,577.2 million, resulting in a net debt to shareholders’ equity ratio of 50%.

2010

Ultrapar ended the fiscal year 2010 with a gross debt of R$ 5,396.0 million and a gross cash position of R$ 3,220.4 million, resulting in a net debt of R$ 2,175.7 million, 2% higher than the Company’s net debt position of 2009. On December 31, 2010, shareholders’ equity amounted to R$ 5,175.6 million, resulting in a net debt to shareholders’ equity ratio of 42%.

2009
Ultrapar ended the fiscal year 2009 with a gross debt of R$ 4,466.7 million and a gross cash position of R$ 2,334.9 million, resulting in a net debt of R$ 2,131.8 million, 18% lower than the net debt on March 31, 2009, the date of the payment for the acquisition of Texaco. On December 31, 2009, shareholders’ equity amounted to R$ 4,845.3 million, resulting in a net debt to shareholders’ equity ratio of 44%.

Year ended December 31,
(R$ million)	2011	% of shareholders’ equity	2010	% of shareholders’ equity	2009	% of shareholders’ equity

Gross debt	5,561.6	100%	5,396.0	104%	4,466.7	92%
Cash and cash equivalents	2,782.3	50%	3,220.4	62%	2,334.9	48%
Net debt	2,779.3	50%	2,175.7	42%	2,131.8	44%

i.	Hypothesis for the redemption of shares

There is no hypothesis for the redemption of shares issued by the Company, in addition to those legally provided.

ii.	Calculation for redemption value

Not applicable.

c.   Capacity to meet our financial commitments

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. We believe that these sources will continue to be sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, we assess the opportunities for acquisitions and investments. We consider different types of investments, either directly or through subsidiaries, joint ventures, or affiliated companies, and we finance such investments using cash generated from our operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

We believe we have sufficient working capital for our present requirements. As of December 31st, 2011, we had R$ 2,305.0 million in debt maturing from January 2012 through December 2012. Additionally, we have an R$ 1,087.8 million capital expenditures budget for 2012. As of December 31, 2011, we had R$ 2,782.3 million in cash, cash equivalents, short-and long-term investments. In February 2012, the Company’s Board of Directors approved the hiring of new financings, reducing significantly the gross debt due in 2012. See “Item 10.11. Discussion on other relevant factors which affected the operational performance”.

We anticipate that we will spend approximately R$ 9.2 billion in the next five years to meet long-term contractual obligations, including the amortization and payment of interests, as well as the 2012 budgeted capital expenditures.

(R$ million)	2012-2016

Contractual obligations	1,733.1
Investment plan for 2012	1,087.8
Financing	5,468.3
Estimated interest payments on financing1	910.9
Total	9,200.1
1 Includes estimated interest payments on our short- and long-term debt. Information of our derivative instruments is not included. The fair value information of such derivatives is available in note 22 of our financial statements, filed with the CVM on February 16th, 2012. The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, (i) 10% CDI interest rate, (ii) exchange rate R$/US$ of R$1.75/US$ in 2012 and 2013, R$ 1.80 in 2014 and R$ 1.90 in 2015 and 2016 (iii) 6.0% TJLP rate and (iv) a 5% Brazilian inflation (IGP-M – General Market Price Index).

See “Item 10.1.f. Indebtedness level and debt profile”, “Item 10.8.b. Other off-balance sheet arrangements” and “Item 10.10.a.i. Quantitative and qualitative description of the investments in progress and the estimated investments” for further information.

We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness.

d.  Sources for financing working capital and investments in non-current assets

We generated cash flow from operations of R$ 1,710.1 million, R$ 1,508.2 million and R$ 1,742.1 million for 2011, 2010 and 2009, respectively. In 2011, our cash flow from operations increased R$ 201.9 million compared to 2010, mainly as a result of the growth in our operations. In 2010, our cash flow from operations decreased R$ 233.9 million from 2009, despite the growth of R$ 674.5 million in the cash flow from operating activities, due to the higher investment in working capital in 2010, resulting from the growth in all businesses, and from the decrease of working capital in 2009.

Cash flow of investing activities used an amount of R$ 1,457.9 million, R$ 903.6 million and R$ 1,609.0 million in 2011, 2010 and 2009, respectively. In 2011, 2010 and 2009, we invested R$ 970.2 million, R$ 840.8 million and R$ 603.8 million in additions to fixed and intangible assets, net of disposals. In 2011, Ultrapar acquired, through its controlled company Companhia Ultragaz S.A., 100% of Repsol’s shares for the total amount of R$ 49.8 million, and disbursed R$ 26.7 million related to the final payment of the DNP acquisition. In 2010, Ultrapar concluded the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo with a net receipt of R$ 80 million, that was partially offset by the initial disbursement of R$ 47 million settled in November 2010 for the acquisition of DNP. In 2009, we invested R$ 1,355.5 million in equity investments, net of disposals, mainly due to the acquisition of Texaco in 2009.

Cash flows from financing activities totaled R$ (1,104.4 million), R$ 153.6 million and R$ 484.5 million for 2011, 2010 and 2009, respectively. In 2011, the R$ 1,258.0 million decrease in cash flows from financing activities reflected the higher raising of new loans in 2010. In 2010 and 2009, cash flows from financing activities resulted mainly from financing obtained with Banco Bradesco S.A., Banco do Brasil, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and Caixa Econômica Federal. Accordingly, cash and cash equivalents totaled R$ 1,791.0 million in 2011, R$ 2,642.4 million in 2010 and R$ 1,887.5 million in 2009.

e.  Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity

In 2011, 2010 and 2009, we did not present deficiencies in liquidity. We believe that Ultrapar has own resources and operational cash generation sufficient to finance its needs for working capital and investments estimated for 2012.

f.    Indebtedness level and debt profile

Our total indebtness as of December 31, 2011, considering all current liabilities and non-current liabilities, grew by 4%, from R$ 7,814.3 million as of December 31, 2010 to R$ 8,165.5 million as of December 31, 2011.

Our gross financial debt increased by 3% during the year ended on December 31st, 2011, from R$ 5,396.0 million as of December 31st, 2010 to R$ 5,561.6 million as of December 31st, 2011. Our short term financial debt as of December 31st, 2011 and 2010 was equivalent to 41% and 15% of our gross debt, respectively.

The table below shows our financial indebtedness for each period:

Loans	Currency	Weighted average financial charges as of December 31, 2011	Principal amount of outstanding and accrued interest through December 31
			2011	2010	2009

Foreign currency-denominated loans:
Notes due in 2015	US$	7.2%	466.2	413.3	431.0
Advances on Foreign Exchange Contracts	US$	1.9%	125.8	41.6	118.6
Foreign loan	US$	LIBOR(1) + 1.0%	111.9	99.7	104.1
BNDES	US$	5.5%	72.9	67.2	46.9
Foreign currency advances delivered	US$	1.6%	45.7	64.1	72.1
Financial institutions	MX$(2)	TIIE(2) + 1.9%	28.5	16.7	12.2
Financial institutions	Bs(3)	13.3%	21.8	0.0	1.0
FINIMP	US$	7.0%	0.9	0.8	0.8
Financial institutions			—	6.7	9.6
Financial institutions - RPR			—	1.6	—
FINIMP - RPR			—	—	16.6
BNDES			—	0.0	0.5
Reais - denominated loans:
Banco do Brasil fixed rate	R$	11.8%	2,208.1	1,916.3	532.2
Debentures	R$	108.5% of CDI	1,002.5	1,196.1	1,187.9
BNDES	R$	TJLP(4) + 3.2%	890.9	1,178.1	1,027.4
Banco do Brasil floating rate	R$	98.5% of CDI	213.1	—	—
Loan — Maxfácil	R$	100.0% of CDI	86.4	77.4	110.8
Banco do Nordeste do Brasil	R$	8.5%(5)	86.1	99.4	112.6
BNDES	R$	5.7%	57.6	65.1	12.3

Loans	Currency	Weighted average financial charges as of December 31, 2011	Principal amount of outstanding and accrued interest through December 31
			2011	2010	2009

FINEP — Research and Projects Financing	R$	TJLP(4) + 0.5%	45.6	61.7	68.1
Finance leases	R$	IGP-M(6) + 5.6%	42.4	—	—
Debentures - RPR	R$	118.0% of CDI	19.1	—	—
FINEP — Research and Projects Financing	R$	4.0%	10.9	—	—
FINAME — Financing for Machines and Equipment	R$	TJLP(4) + 2.7%	2.1	5.9	16.7
Fixed rate finance leases	R$	14.8%	1.3	2.2	2.1
Working capital loan — RPR			—	23.8	18.5
Floating rate finance leases			—	3.4	13.2
Others			—	0.6	4.3
Bank Credit Bill			—	—	495.3
Total loans			5,539.5	5,341.7	4,415.0
Unrealized losses on swaps transactions			22.1	54.4	51.7
Total			5,561.6	5,396.0	4,466.7

(1)	LIBOR – London Interbank Offered Rate.
(2)	MX$ - Mexican peso; TIIE - Mexican interbank balance interest rate.
(3)	Bs – Venezuelan Bolívar Forte.
(4)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31st, 2011, TJLP was fixed at 6% p.a .
(5)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31st, 2011, the FNE interest was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

(6)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation.

Our consolidated debt as of December 31, 2011 had the following maturity schedule:

Year	Maturities
(R$ million)
2012	2,305.0
2013	1,214.0
2014	879.1
2015	976.2
2016	94.0
2017 thereafter	93.3
Total	5,561.6

See “Item 10.1.c. Capacity to meet our financial commitments”.

i.	Relevant loan and financing contracts

Notes due in 2015
In December 2005, the subsidiary LPG International Inc., issued US$250 million in notes in the foreign market, with maturity in December 2015, and an interest of 7.25% p.a.,  paid semiannually, with the first payment due in June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by Ultrapar and Oxiteno S.A.

Foreign loan
The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$60 million with maturity in June 2014 and interest of LIBOR + 1.00% p.a. The Company, through its subsidiary Cia. Ultragaz, contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (note 22 of our financial statements). The foreign loan is secured by the Company and subsidiary Oxiteno S.A.

Debentures and Promissory Notes
In June 2009, Ultrapar made its third issuance of debentures, in a single series of 1,200 simple, non-convertible into shares and unsecured with the following characteristics:

Face value unit:	R$1,000,000.00

Final maturity:	May 19th, 2012

Payment of the face value:	Bullet at final maturity

Interest:	CDI + 3.0% p.a.

Payment of interest:	Annually

Reprice:	Not applicable

The proceeds obtained with this issuance were used for prepayment, in June 2009, of 120 Promissory Notes in the total amount of R$1.200 million issued by the Company in December 2008.

In December 2009, we concluded the review of certain terms and conditions of our third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4th, 2012. In April 2011, we made an early partial redemption of 200 debentures. The debentures have annual interest payments and amortization in one single tranche at the maturity date, with the following characteristics:

Face value unit:	R$1,000,000.00

Final maturity:	December 4th, 2012

Payment of the face value:	Lump sum at final maturity

Interest:	108.5% of CDI

Payment of interest:	Annually

Reprice:	Not applicable

In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating guarantees, and the following characteristics:

Face value unit:	R$ 1,000,000.00

Final maturity:	November 30th, 2014

Payment of the face value:	Eight equal quarterly installments, starting on March 01st, 2013 and ending on November 30th, 2012

Interest:	118.0% of CDI

Payment of interest:	Eight equal quarterly installments, starting on March 1st, 2013 and ending on November 30th, 2012

Reprice:	Not applicable

The financial settlement occurred in January 2011. The RPR debentures were consolidated proportionally to the Company’s investment in RPR.

Financing contracts with BNDES
In August 2006, our subsidiaries signed a revolving line of credit agreement with BNDES (Brazilian National Development Bank) in the total amount of R$728 million. In December 2008, another agreement of the same nature was signed raising the total amount of this credit agreement to R$ 1.622 billion, including new beneficiaries (IPP and its subsidiaries). As of December 31st, 2011, the amount being used by our subsidiaries was R$725 million.

Additionally, Ultrapar, through its subsidiaries, contracted a working capital loan (not included in revolving line described above) in 2009 with BNDES in the total amount of R$612 million. As of December 31st, 2011, the total amount outstanding of this debt was R$284 million.

Loans with Banco do Brasil
The subsidiary IPP has fixed and floating loans from Banco do Brasil to finance the marketing, processing or manufacture of agricultural goods (ethanol). In 2011, IPP raised an additional R$200 million loan, totaling R$1,810 million. IPP contracted interest rate hedging instruments, thus converting the fixed charges for these loans into an average 98.75% of CDI (see note 22 of our financial statements). IPP designates these instruments of protection as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. These loans mature between 2012 and 2015, as follows

Maturity	Balance in 2011
(in millions of Reais)
February, 2012	430.4
April, 2012	68.7
March, 2013	613.6
May, 2013	362.3
March, 2014	213.1
May, 2014	364.9
May, 2015	368.2
Total	2,421.2

In February 2012, the Company’s Board of Directors approved the hiring of new financings, reducing significantly the gross debt due in 2012. The new financings include loans from Banco do Brasil. See “Item 10.11. Discussion on other relevant factors which affected the operational performance”.

ii.   Other long term relations with financial institutions

In addition to the relationships mentioned in items 10.1.f.i. Relevant loan and financing contracts and 10.1.g. Limits of use of contracted loans and financing, Ultrapar maintains long term relationships with financial institutions (i) in connection with the ordinary course of the business, such as the payroll of its employees, credit and collection, payments and currency and interest rate hedging instruments and (ii) through a partnership (50%/50%) between Ipiranga and Itaú Unibanco for the provision of financial services and management of the Ipiranga-branded credit cards.

iii.   Subordination of debt

Our secured debt as of December 31st, 2011, amounted to R$ 88.9 million. Except for the secured debt, there is no subordination among our existing debt.

iv. Any restrictions imposed on the issuer, especially related to indebtedness limits and the hiring of new debt, to dividend distribution, to the sale of assets, to the issuing of new securities and to change of control

The restrictions imposed on Ultrapar and its subsidiaries are those usual for transactions of this nature and have not limited their ability to conduct their business to date.

As a result of the issuance of notes due in 2015, certain obligations must be maintained by Ultrapar:

•
Limit on transactions with shareholders that hold 5% or more of any class of capital of the Company, except upon fair and reasonable terms no less favorable to the Company than what could be obtained in a comparable arm’s-length transaction with a third-party;

•	board approval requirement for transactions with related parties totaling more than
US$ 15 million (except transactions with or between subsidiaries);
•	restriction on the sale of all or substantially all assets of the Company and its subsidiaries;
•	restriction on encumbrances on assets in excess of US$ 150 million or 15% of the value of consolidated tangible assets.

As a result of the issuance of the foreign loan, some obligations additional to the ones mentioned above must be maintained by Ultrapar:

•	maintain a ratio of consolidated net debt to consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of no more than 3.5; and
•	maintain a ratio of consolidated EBITDA to consolidated net financial expenses of at least 1.5.

As a result of BNDES financing contracts, during the effectiveness of these agreements, Ultrapar must keep the following capitalization and current liquidity levels, as verified in annual audited balance sheet:

•	capitalization level: shareholders’ equity / total assets equal to or above 0.30; and
•	current liquidity level: current assets / current liabilities equal to or above 1.3.

g. Limits of use of contracted loans and financings

The BNDES credit lines described under “Item 10.1.f.i. Relevant loan and financing contracts – BNDES” must be used exclusively to partially finance the Company’s investments projects. The proceeds are available upon approval of each project and according to the project’s disbursement schedule.

h.   Main changes in each item of the financial statements

Ultrapar - Consolidated

(R$ million)	Information as of			Percent change
	12/31/2011	12/31/2010	12/31/2009	12/31/2011 vs. 12/31/2010	12/31/2010 vs. 12/31/2009

ASSETS
Cash and financial investments	2,707.9	3,200.6	2,327.8	-15%	37%
Trade accounts receivable	2,026.4	1,715.7	1,618.3	18%	6%
Inventories	1,310.1	1,133.5	942.2	16%	20%
Taxes	470.5	354.3	320.2	33%	11%
Other	60.5	53.3	61.3	14%	-13%
Total Current Assets	6,575.5	6,457.5	5,269.7	2%	23%

Investments	15.4	15.3	14.7	1%	3%
Property, plant and equipment and intangibles	5,818.1	5,349.3	4,988.2	9%	7%
Financial investments	74.4	19.8	7.2	277%	175%

Trade accounts receivable	117.7	96.7	86.4	22%	12%
Deferred income tax	510.1	564.4	697.9	-10%	-19%
Escrow deposits	469.4	380.7	308.5	23%	23%
Other	162.0	106.2	109.9	53%	-3%
Total Non-Current Assets	7,167.2	6,532.4	6,212.9	10%	5%

TOTAL ASSETS	13,742.7	12,989.8	11,482.6	6%	13%

LIABILITIES
Loans, financing and debentures	2,305.0	820.5	1,144.2	181%	-28%
Suppliers	1,075.1	941.2	891.9	14%	6%
Payroll and related charges	268.3	228.2	176.5	18%	29%
Taxes	148.3	234.7	140.5	-37%	67%
Other	301.1	293.4	213.2	3%	38%
Total Current Liabilities	4,097.8	2,517.9	2,566.2	63%	-2%

Loans, financing and debentures	3,256.6	4,575.5	3,322.5	-29%	38%
Provision for contingencies	512.8	470.5	540.2	9%	-13%
Post-retirement benefits	96.8	93.2	90.1	4%	3%
Other	201.6	157.1	118.3	28%	33%
Total Non-Current Liabilities	4,067.7	5,296.3	4,071.1	-23%	30%

TOTAL LIABILITIES	8,165.5	7,814.3	6,637.4	4%	18%

STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8	0%	0%
Reserves	1,854.5	1,529.2	1,189.6	21%	29%
Treasury shares	(118.2)	(120.0)	(123.7)	-1%	-3%
Others	118.0	47.3	47.5	149%	0%
Non-controlling interest	26.2	22.3	35.1	18%	-37%
TOTAL STOCKHOLDERS' EQUITY	5,577.2	5,175.6	4,845.3	8%	7%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	13,742.7	12,989.8	11,482.6	6%	13%

Main changes in the consolidated balance sheet accounts on December 31st, 2011 compared with December 31st, 2010

Assets

Current assets
Current assets amounted to R$ 6,575.5 million on December 31st, 2011, a R$ 118.0 million increase over the current assets on December 31st, 2010, mainly as a result of the increases in trade accounts receivable, inventories and taxes, which were partially offset by a decrease in cash and financial investments.

Cash and financial investments
Cash and financial investments amounted to R$ 2,707.9 million on December 31st, 2011, a R$ 492.7 million decrease compared to December 31st, 2010, mainly as a result of higher debt amortized than new debt raised, and increased payment of dividends, which were partially offset by the cash generated from operations in the period.

Trade accounts receivable
Trade accounts receivable amounted to R$ 2,026.4 million on December 31st, 2011, a R$ 310.7 million increase compared with December 31st, 2010, as a result of increased sales in the period.

Inventories
Inventories amounted to R$ 1,310.1 million on December 31st, 2011, a R$ 176.6 million increase compared with December 31st, 2010, mainly as a result of an increase of R$ 97.4 million and R$ 77.8 million in Ipiranga’s and Oxiteno’s inventories, respectively, as a consequence of the growth of operations and the increased costs of products sold.

Taxes
Recoverable taxes amounted to R$ 470.5 million on December 31st, 2011, an increase of R$ 116.2 million compared with December 31st, 2010, mainly as a result of Ipiranga’s non-recurring PIS/Cofins tax credit in 2011.

Non-current assets
Non-current assets amounted to R$ 7,167.2 million on December 31st, 2011, a R$ 634.9 million increase compared with December 31st, 2010.

Property, plant and equipment and intangibles
Property, plant and equipment and intangibles amounted to R$ 5,818.1 million on December 31st, 2011, a R$ 468.8 million increase compared with December 31st, 2010, mainly as a consequence of the organic investments made in 2011.

Escrow deposits
Escrow deposits totaled R$ 469.4 million on December 31st, 2011, an R$ 88.6 million increase compared with December 31st, 2010, as a consequence of new escrow deposits and inflation adjustment over the existing ones.

Liabilities

Current liabilities
Current liabilities amounted to R$ 4,097.8 million on December 31st, 2011, a R$ 1,579.8 million increase compared with December 31st, 2010, as a result of an increase in loans, financing, debentures and short-term finance lease.

Loans, Financing, debentures, and finance lease
Loans, financing, debentures and finance lease totaled R$ 2,305.0 million on December 31st, 2011, an increase of R$ 1,484.5 million compared with December 31st, 2010, as a result of the transfer of the amount due in 2012 from non-current liabilities to current liabilities. See “Non-current liabilities – Loans, financing, debentures and finance lease”.

Suppliers
Suppliers amounted to R$ 1,075.1 million on December 31st, 2011, an increase of R$ 133.9 million compared with December 31st, 2010, mainly as a result of an increase of R$ 117.7 million in Ipiranga’s suppliers as a consequence of the growth of operations.

Non-current liabilities
Non-current liabilities amounted to R$ 4,067.7 million on December 31st, 2011, a R$ 1,228.6 million reduction compared with December 31st, 2010, mainly as result of the decrease in loans, financing, debentures and finance lease.

Loans, Financing, debentures, and finance lease
Loans, financing, debentures and finance lease totaled R$ 3,256.6 million on December 31st, 2011, a R$ 1,318.9 million decrease compared with December 31st, 2010, as a result of the transfer of the amount due in 2012 from non-current liabilities to current liabilities.

Stockholders' Equity
Ultrapar’s stockholders' equity amounted to R$ 5,577.2 million on December 31st, 2011, a R$ 401.7 million increase compared with December 31st, 2010, as result of an increase in profit reserves, due to net earnings growth in 2011.

Main changes in the consolidated balance sheet accounts on December 31st, 2010 compared with December 31st, 2009

Assets

Current assets
Current assets amounted to R$ 6,457.5 million on December 31st, 2010, a R$ 1,187.8 million increase over the current assets on December 31st, 2009, as a result of the increases in cash and financial investments, trade accounts receivable and inventories.

Cash and financial investments
Cash and financial investments amounted to R$ 3,200.6 million on December 31st, 2010, an R$ 872.9 million increase over December 31st, 2009, as a result of the cash flow generated from our operations in the period and the raising of new debt.

Trade accounts receivable
Trade accounts receivable amounted to R$ 1,715.7 million on December 31st, 2010, a R$ 97.4 million increase compared with December 31st, 2009, as a result of increased sales in the period.

Inventories
Inventories amounted to R$ 1,133.5 million on December 31st, 2010, a R$ 191.4 million increase compared with December 31st, 2009, mainly as a result of an increase of R$ 132.9 million and R$ 58.6 million in Ipiranga’s and Oxiteno’s inventories, respectively, as a consequence of the growth of operations.

Non-current assets
Non-current assets amounted to R$ 6,532.4 million on December 31st, 2010, a R$ 319.5 million increase compared with December 31st, 2009.

Property, plant and equipment and intangibles
Property, plant and equipment and intangibles amounted to R$ 5,349.3 million on December 31st, 2010, a R$ 361.1 million increase compared with December 31st, 2009, mainly as a consequence of the organic investments made in 2010.

Deferred income tax and social contribution
Deferred income tax and social contribution amounted to R$ 564.4 million on December 31st, 2010, a R$ 133.5 million decrease compared with December 31st, 2009, due to the increased utilization of these assets to offset tax payments in 2010.

Liabilities

Current liabilities
Current liabilities amounted to R$ 2,517.9 million on December 31st, 2010, a R$ 48.3 million decrease compared with December 31st, 2009, as a result of a reduction in loans, financing and debentures.

Loans, financing and debentures
Loans, financing and debentures amounted to R$ 820.5 million on December 31st, 2010, a R$ 323.7 million decrease compared with December 31st, 2009, as result of a lengthening in the debt amortization profile. See “Non-current liabilities – Loans, financing and debentures”.

Taxes
Taxes amounted to R$ 234.7 million on December 31st, 2010, a R$ 94.2 million increase over December 31st, 2009, mainly as result of increased revenues in the period.

Other current liabilities

Other current liabilities amounted to R$ 293.4 million on December 31st, 2010, a R$ 80.2 million increase compared with December 31st, 2009, mainly as result of higher dividends payment provision and the consolidation of DNP from November 2010 on.

Non-current liabilities
Non-current liabilities amounted to R$ 5,296.3 million on December 31st, 2010, a R$ 1,225.2 million increase over December 31st, 2009, mainly as result of the increase in loans, financing and debentures.

Loans, financing and debentures
Loans, financing and debentures amounted to R$ 4,575.5 million on December 31st, 2010, a R$ 1,253.0 million increase compared with December 31st, 2009, as result of new long-term financings raised in 2010.

Stockholders' Equity
Ultrapar’s stockholders' equity amounted to R$ 5,175.6 million on December 31st, 2010, a R$ 330.3 million increase compared with December 31st, 2009, as result of an increase in profit reserves, due to net earnings growth in 2010.

Main changes in the consolidated income statement

Main changes in the consolidated income statement for the year ended December 31st, 2011 compared with the year ended December 31st, 2010

(R$ million)	Year ending December 31st	% of net sales and services	Year ending December 31st	% of net sales and services	Percent change 2011-2010
	2011		2010

Net sales and services	48,661.3	100%	42,481.7	100%	15%
Cost of sales and services	(45,139.6)	93%	(39,322.9)	93%	15%

Gross profit	3,521.7	7%	3,158.8	7%	11%
Selling, general and administrative expenses	(2,143.1)	4%	(1,924.1)	5%	11%
Other operating income (expenses)	52.0	0%	10.8	0%	382%
Income from sale of assets	21.4	0%	79.0	0%	-73%

Operating income	1,452.0	3%	1,324.5	3%	10%
Financial results	(296.5)	1%	(264.1)	1%	12%
Income and social contribution taxes	(300.9)	1%	(295.2)	1%	2%
Equity in earnings (losses) of affiliates	0.2	0%	0.0	0%	n.a.

Net income	854.8	2%	765.2	2%	12%
Net income attributable to:
Shareholders of Ultrapar	848.8	2%	765.3	2%	11%
Non-controlling shareholders of the subsidiaries	6.0	0%	(0.1)	0%	n.a.

EBITDA	2,010.7	4%	1,776.3	4%	13%
Depreciation and amortization	580.1	1%	530.8	1%	9%

Overview on sales volume

	2011	2010	Percent change 2011-2010

Ultragaz (000 tons)	1,652	1,608	3%
Ipiranga (000 m3)	21,701	20,150	8%
Oxiteno (000 tons)	660	684	-4%
Ultracargo (000 m3)	582	552	5%

In 2011, Ultragaz’s sales volume reached 1,652 thousand tons in 2011, 3% higher than that in 2010. The LPG sales volume increased by 2% and 5% in the bottled and in the bulk segments, respectively, mainly as a result of the economic growth and investments made to capture new clients. In 2011, Ipiranga’s sales volume was 8% higher than that in 2010, totaling 21,701 thousand cubic meters. The sales volume for light vehicles increased by 6%, as a result of an estimated 8% growth in the light vehicle fleet and investments made to expand the network, including the acquisition of DNP in November 2010. Such growth was partially offset by the increased share of gasoline in the sales mix, due to the lower availability and competitiveness of ethanol in 2011. Diesel volumes grew by 9% in the same period, as a result of the investments made to capture new clients and the growth of the Brazilian economy. At Oxiteno, sales volume totaled 660 thousand tons in 2011, 4% lower than 2010, mainly due to unplanned stoppages at the Camaçari petrochemical complex in early 2011 and the slowdown in the global economy. The volume sold by Oxiteno in the Brazilian market was 1% lower than in 2010, while sales volume outside Brazil was 10% lower. At Ultracargo, effective storage increased by 5% over 2010, due to the start up of the expanded terminal in Suape in September 2011.

 Net sales and services

(R$ million)	2011	2010	Percent change 2011-2010

Ultragaz	3,766.8	3,661.3	3%
Ipiranga	42,223.9	36,483.5	16%
Oxiteno	2,408.6	2,083.0	16%
Ultracargo	266.9	293.3	-9%

Ultrapar’s net sales and services amounted to R$ 48,661.3 million in 2011, growth of R$ 6,179.6 million (15%) over 2010. Ultragaz's net sales and services amounted to R$ 3,766.8 million in 2011, up 3% over 2010, in line with the growth of sales volume. Ipiranga's net sales and services totaled R$ 42,223.9 million in 2011, up 16% from 2010, as a result of higher sales volume, higher costs of anhydrous and hydrated ethanol, and increased share of gasoline in the product mix, due to the lower availability of ethanol in 2011. Oxiteno reported R$ 2,408.6 million in net sales and services, a growth of 16% compared with 2010, despite the 5% stronger Real and 4% lower sales volume, as a result of the recovery in the average dollar prices over the last 12 months and the better sales mix in the first half of the year. Ultracargo's net sales and services totaled R$ 266.9 million, down 9% from 2010, as a result of the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses in July 2010, partially offset by the growth in average storage in its liquid bulk terminals.

Cost of products and services

(R$ million)	2011	2010	Percent change 2011-2010

Ultragaz	3,213.5	3,075.7	4%
Ipiranga	39,897.9	34,524.3	16%
Oxiteno	1,931.0	1,655.3	17%
Ultracargo	114.6	138.2	-17%

Ultrapar’s cost of products and services amounted to R$ 45,139.6 million in 2011, growth of R$ 5,816.7 million (15%) over 2010. Ultragaz’s cost of products sold amounted to R$ 3,213.5 million, up 4% over 2010, as a consequence of the higher sales volume and the effects of inflation over costs. Ipiranga’s cost of products sold amounted to R$ 39,897.9 million, up 16% over 2010, as a result of a higher sales volume, higher costs of anhydrous and hydrated ethanol, and increased share of gasoline in the product mix, due to the lower availability of ethanol in 2011. Oxiteno’s cost of products sold totaled R$ 1,931.0 million, up 17% over 2010, as a result of higher cost in dollars of raw materials, the effects of inflation, and extraordinary costs resulting from the stoppages of the Camaçari plant, effects partially offset by the 4% decrease in sales volume and the 5% stronger Real. Ultracargo’s cost of services provided totaled R$ 114.6 million, down 17% from 2010, as a result of the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses, partially offset by the growth in average storage in its liquid bulk terminals.

Gross profit

Ultrapar’s gross profit amounted to R$ 3,521.7 million in 2011, an 11% increase over 2010, due to the gross profit growth in Ipiranga and Oxiteno. Ultragaz’s gross profit totaled R$ 553.2 million, down 6% from 2010. Ipiranga’s gross profit amounted to R$ 2,326.0 million, 19% higher than that in 2010. Oxiteno’s gross profit totaled R$ 477.6 million, 12% higher than that of 2010. Ultracargo’s gross profit totaled R$ 152.3 million, down 2% over 2010.

Sales, General and Administrative Expenses

(R$ million)	2011	2010	Percent change 2011-2010

Ultragaz	387.7	375.4	3%
Ipiranga	1,365.0	1,183.7	15%
Oxiteno	319.9	291.0	10%
Ultracargo	66.6	75.7	-12%

Ultrapar’s sales, general and administrative expenses amounted to R$ 2,143.1 million in 2011, up 11% over 2010. Ultragaz’s sales, general and administrative expenses totaled R$ 387.7 million, 3% higher than that in 2010, mainly due to the effects of inflation on the expenses, marketing and sales campaigns, and higher sales volume, partially offset by lower variable compensation. Ipiranga’s sales, general and administrative expenses totaled R$ 1,365.0 million, 15% higher than that in 2010, resulting from (i) higher sales volume, (ii) the effects of inflation on expenses, (iii) higher expenses related to advertising, marketing and expansion projects, and (iv) higher variable compensation, in line with earnings progression. Oxiteno’s sales, general and administrative expenses amounted to R$ 319.9 million, 10% higher than 2010, mainly due to the effects of inflation on the expenses, higher costs from consulting service and higher unit expenses with logistics. Ultracargo’s sales, general and administrative expenses amounted to R$ 66.6 million in 2011, 12% lower than in 2010, as a consequence of the sale of the in-house logistics, solid bulk storage, and road transportation businesses.

Depreciation and amortization
Total depreciation and amortization costs and expenses amounted to R$ 580.1 million in 2011, R$ 49.2 million higher than that in 2010, as a result of the increased investments carried out.

Income from sale of assets
Ultrapar recorded in 2011 an income from sale of assets in the total amount of R$ 21.4 million, R$ 57.6 million lower than the income recorded in 2010. Such decrease results mainly from the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo and from the receipt related to Ipiranga credit cards, as a result of the expansion of Ipiranga's distribution network in the recent years, both occurred in 2010.

Operational profit
Ultrapar’s operational profit reached R$ 1,452.0 million in 2011, up 10% over 2010, as a result of the growth in the operational profit in Ipiranga and Oxiteno. Ultragaz’s operational profit totaled R$ 162.7 million, down 10% from 2010, mainly as a result of the effects of inflation on costs and expenses throughout the year. Ipiranga’s operational profit totaled R$ 1,037.1 million, up 18% over 2010. Oxiteno’s operational profit totaled R$ 154.8 million, up 36% over 2010. Ultracargo’s operational profit totaled R$ 88.9 million, down 23% from 2010, due to the result from the sale of the in house logistics, storage of solids and road transportation business in 2010.

Financial result
Ultrapar reported R$ 296.5 million of net financial expenses in 2011, R$ 32.4 million higher than the net expense of 2010, mainly due to the higher interest rates (CDI) and net indebtedness. Ultrapar’s net debt to EBITDA ratio was 1.4 times by the end of 2011, compared with 1.2 times by the end of 2010.

Net Earnings
Ultrapar's consolidated net earnings as of 2011 reached R$ 854.8 million, 12% higher than the net earnings reported in 2010, as a result of the EBITDA growth, partially offset by the lower income from sale of assets and higher depreciation and amortization.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

(R$ million)	2011	2010	Percent change 2011-2010

Ultragaz	281.9	307.4	-8%
Ipiranga	1,330.4	1,073.4	24%
Oxiteno	261.0	241.2	8%
Ultracargo	118.1	111.5	6%

Ultrapar's consolidated EBITDA reached R$ 2,010.7 million in 2011, a 13% growth over 2010, as a result of EBITDA growth of Ipiranga, Oxiteno, and Ultracargo. Ultragaz's EBITDA amounted to R$ 281.9 million, 8% lower than that in 2010, mainly due to the effects of inflation on costs and expenses during the year. Ipiranga reported an EBITDA of R$ 1,330.4 million in 2011, up 24% from 2010, mainly due to (i) higher sales volume, (ii) better sales mix, with higher share of gasoline, and (iii) the positive non-recurring net effect of R$ 84 million, mainly related to PIS/Cofins credits in 2011 and expenses and costs to complete the integration/conversion of Texaco. Excluding these non-recurring effects, Ipiranga's unit EBITDA was R$ 59/m3 in 2011, higher than the R$ 55/m3 in 2010. Oxiteno’s EBITDA totaled R$ 261.0 million, growth of 8% over 2010, as a result of a recovery in margins in dollar and better sales mix in the first semester, partially offset by the 4% decrease in sales volume, the 5% stronger Real, and extraordinary costs resulting from the stoppages in Camaçari plant. Oxiteno’s unit EBITDA reached US$ 236/ton in 2011, 18% higher than 2010. In 2011, Ultracargo reported an EBITDA of R$ 118.1 million, an increase of 6% over 2010, due to the growth in the average storage in the liquid bulk terminals, partially offset by the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. In 2011, Ultracargo's EBITDA margin reached 44%, higher than the 38% margin reported in 2010.

Main changes in the consolidated income statement for the year ended December 31st, 2010 compared with the year ended December 31st, 2009

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2010-2009
	2010		2009

Net sales and services	42,481.7	100%	36,097.1	100%	18%
Cost of sales and services	(39,322.9)	93%	(33,443.6)	93%	18%

Gross profit	3,158.8	7%	2,653.5	7%	19%
Selling, general and administrative expenses	(1,924.1)	5%	(1,771.7)	5%	9%
Other operating income (expenses)	10.8	0%	19.3	0%	-44%
Income from sale of assets	79.0	0%	18.9	0%	317%

Operating income	1,324.5	3%	920.0	3%	44%
Financial results	(264.1)	1%	(291.5)	1%	-9%
Income and social contribution taxes	(295.2)	1%	(188.0)	1%	57%
Equity in earnings (losses) of affiliates	0.0	0%	0.2	0%	-98%

Net income	765.2	2%	440.7	1%	74%
Net income attributable to:
Shareholders of Ultrapar	765.3	2%	437.1	1%	75%
Non-controlling shareholders of the subsidiaries	(0.1)	0%	3.6	0%	-103%

EBITDA	1,776.3	4%	1,430.4	4%	24%
Depreciation and amortization	530.8	1%	529.3	1%	0%

Overview on sales volume

	2010	2009	Percent change 2010-2009

Ultragaz (000 tons)	1,608	1,589	1%
Ipiranga (000 m3)	20,150	17,214	17%
Oxiteno (000 tons)	684	634	8%
Ultracargo (000 m3)	552	461	20%

In 2010, Ultragaz’s sales volume reached 1,608 thousand tons, a 1% increase over 2009, with volumes practically stable in the bottled segment and a 4% growth in the bulk segment, due to the increased economic activity and the recovery in the industrial activity. At Ipiranga, sales volumes grew by 17%, totaling 20,150 thousand cubic meters. The sales volume of fuels for light vehicles grew by 16%, as a consequence of the consolidation of Texaco’s volume from April 1st, 2009 onwards, and of the increase in the light vehicle fleet during the last 12 months, notably the 27% growth in gasoline volume. Diesel volumes grew by 19%, due to the consolidation of Texaco’s volume from April 1st, 2009 and the economic growth. At Oxiteno, sales volume totaled 684 thousand tons in 2010, up 8% over 2009, with highlight to the growth of 11% of specialty chemicals volume sold in Brazil, on the back of the increased economic activity and the expansions in the production capacity. At Ultracargo, effective storage increased by 20%, as a result of the consolidation of the terminal acquired in Suape in December 2009 and of the higher utilization level in the Santos and Aratu terminals, partially offset by a reduction in ethanol handling.

Net sales and services

(R$ million)	2010	2009	Percent change 2010-2009

Ultragaz	3,661.3	3,441.0	6%
Ipiranga	36,483.5	30,485.8	20%
Oxiteno	2,083.0	1,915.8	9%
Ultracargo	293.3	336.6	-13%

Ultrapar’s net sales and services amounted to R$ 42,481.7 million in 2010, up 18% from 2009, as a result of the increased volume of operations in all businesses and the consolidation of Texaco from the second quarter of 2009 onwards, partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo. Ultragaz’s net sales and services amounted to R$ 3,661.3 million in 2010, up 6% over 2009, as a result of a higher sales volume, an increase in the cost of LPG used in the bulk segment from January 2010 onwards and the commercial initiatives and operational efficiency programs implemented. Ipiranga’s net sales and services amounted to R$ 36,483.5 million in 2010, up 20% over 2009, as a result of a higher sales volume, an increase in the share of gasoline in the product mix, and the increased ethanol costs due to the lower availability of the product, partially offset by the decrease in the diesel ex-refinery cost in June 2009. Oxiteno reported R$ 2,083.0 million in net sales and services, up 9% from 2009, despite the 12% stronger real, as a result of the 8% volume growth and the recovery in the average dollar prices. Ultracargo’s net sales and services totaled R$ 293.3 million, down 13% from 2009, due to the sale of the in-house logistics, solid bulk storage and road transportation businesses, partially offset by the growth in average storage in its liquid bulk terminals.

Cost of products and services

(R$ million)	2010	2009	Percent change 2010-2009

Ultragaz	3,075.7	2,946.6	4%
Ipiranga	34,524.3	28,831.3	20%
Oxiteno	1,655.3	1,587.3	4%
Ultracargo	138.2	200.0	-31%

Ultrapar’s cost of products and services amounted to R$ 39,322.9 million in 2010, up 18% over 2009, as a consequence of the increased volume of operations in all businesses and the consolidation of Texaco from the second quarter of 2009 onwards, partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo. Ultragaz’s cost of products sold amounted to R$ 3,075.7 million, up 4% over 2009, as a consequence of the 6% increase in the ex-refinery cost of LPG used in the bulk segment from January 2010 onwards and the higher sales volume. Ipiranga’s cost of products sold amounted to R$ 34,524.3 million, up 20% over 2009, as a result of a higher sales volume, an increase in the share of gasoline in the product mix, and the increased ethanol costs due to the lower availability of the product, partially offset by the decrease in the diesel ex-refinery cost in June 2009. Oxiteno’s cost of products sole totaled R$ 1,655.3 million, up 4% over 2009, as a result of an 8% growth in sales volumes, a higher unit variable cost in dollars of raw materials, and extraordinary costs resulting from the maintenance stoppage of the Camaçari plant, effects partially offset by the 12% stronger real. Ultracargo’s cost of services provided totaled R$ 138.2 million, down 31% from 2009, despite the growth in average storage in its liquid bulk terminals, as a result of the sale of the in-house logistics, solid bulk storage, and road transportation businesses.

Gross profit
Ultrapar’s gross profit amounted to R$ 3,158.8 million in 2010, a 19% increase over 2009, due to the gross profit growth in all businesses and to the consolidation of Texaco from second quarter 2009 onwards. Ultragaz’s gross profit totaled R$ 585.6 million, up 18% from 2009. Ipiranga’s gross profit amounted to R$ 1,959.1 million, 18% higher than that in 2009. Oxiteno’s gross profit totaled R$ 427.7 million, 30% higher than that of 2009. Ultracargo’s gross profit totaled R$ 155.1 million, up 14% over 2009.

Sales, general and administrative expenses

(R$ million)	2010	2009	Percent change 2010-2009

Ultragaz	375.4	325.0	15%
Ipiranga	1,183.7	1,095.0	8%
Oxiteno	291.0	259.9	12%
Ultracargo	75.7	87.5	-13%

Ultrapar’s sales, general and administrative expenses totaled R$ 1,924.1 million in 2010, up 9% over 2009, mainly as a consequence of the consolidation of Texaco from second quarter 2009 onwards. Ultragaz’s sales, general and administrative expenses amounted to R$ 375.4 million, up 15% over 2009, as a result of increased expenses related to promotional and sales campaigns and higher personnel expenses derived from the effect of inflation and an increase in variable compensation, in line with earnings progression. Ipiranga’s sales, general and administrative expenses totaled R$ 1,183.7 million, up 8% over 2009, as a result of a 17% increase in sales volumes and the consolidation of Texaco’s sales, general and administrative expenses from second quarter 2009 onwards, partially offset by the implementation of the operational and administrative synergy plan. Oxiteno’s sales, general and administrative expenses amounted to R$ 291.0 million, up 12% over 2009, mainly as a result of increased freight expenses resulting from higher sales volume and increased variable compensation, in line with earnings progression. Ultracargo’s sales, general and administrative expenses totaled R$ 75.7 million in 2010, down 13% from 2009, despite the 20% increase in effective storage, due to the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses.

Depreciation and amortization
Total depreciation and amortization costs and expenses amounted to R$ 530.8 million in 2010, stable in comparison with 2009, with the increased depreciation resulting from the consolidation of Texaco from the second quarter of 2009 onwards and from the investments made offset by a revision in the economic useful life of assets in accordance with Technical Standard ICPC 10 (from the Brazilian Accounting Pronouncements Committee), in effect from January 1st, 2010 onwards.

Income from sale of assets
In 2010, Ultrapar recorded an income from sale of assets in the total amount of R$ 79.0 million, up R$ 60.0 million over 2009, mainly from the sale of fixed assets and of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo, and the receipt related to MaxFácil, on the back of the increase in Ipiranga’s distribution network in the last years.

Operational profit
Ultrapar’s operational profit reached R$ 1,324.5 million in 2010, up 44% over 2009, as a result of the growth in the operational profit before income from sale of assets in all businesses.

Financial result
Ultrapar reported R$ 264.1 million of net financial expenses in 2010, down R$ 27.4 million from 2009, mainly as a result of the lower cost of debt. Ultrapar’s net debt to EBITDA ratio decreased from 1.5 times at the end of 2009 to 1.2 times at the end of 2010.

Net earnings

Ultrapar’s consolidated net earnings reached R$ 765.2 million in 2010, up 74% over 2009, as a result of the 24% growth in Ultrapar’s EBITDA, lower financial expenses and the income from sale of assets.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

(R$ million)	2010	2009	Percent change 2010-2009

Ultragaz	307.4	281.2	9%
Ipiranga	1,073.4	829.9	29%
Oxiteno	241.2	170.7	41%
Ultracargo	111.5	104.5	7%

Ultrapar’s consolidated EBITDA was R$ 1,776.3 million in 2010, up 24% over 2009, as a result of EBITDA growth in all businesses. Ultragaz’s EBITDA totaled R$ 307.4 million, up 9% over 2009, as a result of the recovery in margins, to which the operational efficiency programs implemented and the performance in the bulk segment both contributed, partially offset by increased expenses with promotional and sales campaigns and by higher variable compensation, in line with earnings progression. Ipiranga reported an EBITDA of R$ 1,073.4 million in 2010, up 29% over 2009, mainly as a result of (i) increased sales volumes, (ii) synergy gains arising from the consolidation of Texaco, (iii) lower non-recurring expenses related to Texaco’s acquisition, and (iv) an improved product mix, effects partially offset by strong fluctuation in the availability of ethanol in the market. Oxiteno reported an EBITDA of R$ 241.2 million, up 41% over 2009, despite the 12% stronger real, as a result of the recovery in margins and of an 8% increase in sales volumes. In 2010, Oxiteno’s unit EBITDA reached US$ 200/ton, up 49% over 2009. Ultracargo’s EBITDA totaled R$ 111.5 million in 2010, up 7% from 2009, as a result of the growth in average storage in liquid bulk terminals, partially offset by the effects of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. In 2010, Ultracargo’s EBITDA margin reached 38%, higher than the 31% margin reported in 2009.

10.2 - Comments on:

a. Company’s operating results, especially:

i.	Description of major components of revenues

More than 90% of consolidated net revenues of Ultrapar is generated by the fuel and LPG distribution businesses. Therefore, the main components of these revenues come from diesel, gasoline and ethanol sales by Ipiranga and from LPG sales by Ultragaz. See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

ii.	Factors that materially affected operating results

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement”.

b. Changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement” and See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results

LPG business
Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, in 2008 Petrobras increased LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. The LPG refinery price for residential use remained unchanged since 2003. In the last few years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth, thus an acceleration or deceleration in Brazilian GDP growth can affect our sales volume. As of December 31st, 2011, this segment represented approximately 31% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a lower correlation with economic performance.

Chemical and petrochemical business
The specialty chemicals volume in the Brazilian market is correlated to economic growth and therefore an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 64% of its total sales in 2011. By the end of 2008, Oxiteno completed certain capacity expansions that, together with the conclusion of the expansion of 70 thousand tons per year of the ethoxylation unit in Camaçari in 2010, resulted in an increase in exports sales and hence in the portion of its volume sold in outside Brazil. As the Brazilian market grows, Oxiteno aims at increasing the volume sold in the domestic market once the logistics costs are usually lower than logistics cost of sales outside Brazil. Additionally, Oxiteno concluded an investment in capacity expansion in the ethylene oxide unit at Camaçari, Bahia, that added 90 thousand tons/year to the current capacity, which provides higher production flexibility and a potential increase in the volume sold.

A large portion of Oxiteno’s products prices are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation could have an impact on Oxiteno’s revenues in the future. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil of US$ 48 billion, contributing to a 12% appreciation of the real against the U.S. dollar, which ended the year at R$ 1.67/US$. In 2011, the unstable international environment, mainly in the second half of the year, as a consequence of the effects of the crisis in Europe, contributed to the depreciation of the Real against the U.S. dollar, reversing the scenario of appreciation in the first half of the year. However, in 2011, the Real was 5% stronger against the dollar when compared with 2010. From December 31st, 2011 to February 29th, 2012, the Brazilian real appreciated 9% against the U.S. dollar. We cannot predict whether the real will keep this trend.

Oxiteno’s main raw material is the ethylene, which is produced from naphtha in Brazil. Naphtha prices in Brazil fluctuate with oil prices. In 2010, the slow recovery in the economy of certain countries, particularly developed countries, led to a relative stability in oil prices during the first nine months of 2010. From the forth quarter of 2010 onwards, the higher demand, as a result of more severe winter in the northern hemisphere and the progression in the global economic growth resulted in rising oil prices, which accumulated an 18% growth during the period and ended the year quoted at US$ 92/barrel, up 23% from 2009. The oil price, in turn, stayed at higher levels in 2011, ending the year quoted at US$ 108 per barrel, up 18% from 2010. From December 31st, 2011 to February 29th, 2012, oil prices increased by 11%. We cannot predict whether oil and ethylene prices will keep this trend. A sharp variation in ethylene prices could have an impact on Oxiteno’s results of operations if it is unable to maintain its operational margins.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the faster recovery of the Brazilian economy, Oxiteno faces tougher competition from certain foreign producers since 2009.

Fuel distribution business
In the recent past, the combined sales of gasoline, ethanol and natural gas in Brazil have been correlated to the growth of the light vehicle fleet. The number of new vehicles registration in Brazil has grown consistently over the past three years, driven by greater availability of credit and income, reaching a new record in 2011. According to ANFAVEA, approximately 3.4 million new light vehicles were registered, an increase of 3% from 2010 numbers, leading to an 8% estimated growth in the fleet. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2009 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 15% of total inhabitants, while in Argentina it is 22% and in Mexico it is 28%. Diesel sales, which in 2011 accounted for 56% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance. In 2011, the Brazilian diesel market, according to ANP data, presented growth of 5% when compared to 2010. The increase in fuels consumption could have a positive effect on the future volume sold by the company and on its results, but we cannot guarantee that this trend will continue.

In the last few years, Petrobras’ practice was not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. In 2010, there were no changes in the price of gasoline and diesel practiced by Petrobras. In October 2011, the Brazilian government reduced the percentage of anhydrous ethanol mixed to gasoline from 25% to 20%, due to a shortage of ethanol production. To avoid the price increase of the gasoline to the end consumer, the government decided to reduce the CIDE tax from R$ 230/m³ to R$ 193/m³ at the same time. In November 2011, the government reduced again the CIDE tax of the gasoline A to R$ 91/m³ and the diesel from R$ 70/m³ to R$ 47/m³. This reduction of the CIDE tax allowed Petrobras to increase gasoline and diesel prices by 10% and 2%, respectively, without affecting prices to the distributor.

Effects of inflation over our operational costs and expenses
Ultrapar’s operational costs and expenses are substantially in reais, thus are influenced by the general price levels in the Brazilian economy. In 2011, 2010 and 2009, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 6.5%, 5.9% and 4.3%, respectively. From December 31st, 2011 to February 29th, 2012, the variation of IPCA was 1.2%.

Financial Result
The main macroeconomic factors that influence the financial results of Ultrapar are the foreign exchange and interest rates.

Currency risk
Most operations of Ultrapar are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of Ultrapar and its subsidiaries to changes in exchange rates. Ultrapar considers as its main currency exposures the assets and liabilities in foreign currency and the short-term net sales in foreign currency of Oxiteno.

The subsidiaries of Ultrapar use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial markets to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on their results and cash flows in Reais within the exposure limits set by its Policy.

Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of December 31st, 2011 and December 31st, 2010:

Assets and liabilities in foreign currency

Amounts in millions of Reais	2011	2010	2009

Assets in foreign currency
Financial assets in foreign currency (except for hedging instrument)	303.8	211.0	231.6
Foreign trade accounts receivable, net of provision for loss	134.9	123.6	112.2
Advances to foreign suppliers, net of accounts payable from imports	-	11.3	43.4
Investments in foreign subsidiaries	115.3	72.6	59.8

	554.0	418.5	447.0

Liabilities in foreign currency
Financing in foreign currency	(873.6)	(710.2)	(796.9)
Accounts payable arising from imports, net of advances to foreign suppliers	(2.8)	-	-
	(876.4)	(710.2)	(796.9)

Currency hedging instruments	348.5	122.7	227.9

Net asset (liability) position	26.1	(169.0)	(122.0)

Net asset (liability) position — RPR1	(8.3)	13.6	87.0

Net asset (liability) position — Total	17.8	(155.4)	(35.0)

¹ The net liability position as of December 31st, 2011 of RPR reflects the amount of R$8.3 million of suppliers in foreign currency.

Interest Rate
The financial investments of Ultrapar and its subsidiaries are primarily held in transactions linked to the Interbank Certificate of Deposit – “CDI”. Funding primarily results from financing from BNDES and other development agencies, debentures substantially indexed to the TJLP and to CDI, respectively, and funds raised in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial assets and liabilities at floating rates. On December 31st, 2011, Ultrapar and its subsidiaries had financial instruments of interest-rate derivatives linked to domestic loans, swapping fixed interest rate of certain loans to floating rate.

10.3 - Comments on material effects that the events below have caused or are expected to cause on the Company’s financial statements and results:

a.	Introduction or disposal of operating segment

There was no relevant introduction or disposal of operating segment in the fiscal year 2011.

b.	Establishment, acquisition or sale of ownership interest

There was no relevant establishment, acquisition or sale of ownership interest in the fiscal year 2011, that have caused or are expected to cause significant effects on the Company's financial statements.

c.	Unusual events or transactions

Not applicable.

10.4 - Comments on:

a.	Significant changes in accounting practices

There were no significant changes in accounting practices for the fiscal year 2011.

From the year ending December 31, 2010 onwards, CVM made mandatory the adoption of the IFRS in the presentation of financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements for the years ended December 31st, 2011 and 2010, as well as the information of 2009 included in such statements, were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards. All the financial information contained in Item 10 is presented the same accounting practices (IFRS).

b.	Significant effects of changes in accounting practices

There were no significant changes in accounting practices for the fiscal year 2011.

c.	Exceptions and emphasis present in the auditor’s opinion

None.

10.5 - Comments on the Company’s critical accounting policies

The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. The financial statements include estimates mainly related to (i) determining the fair value of financial instruments (notes 4, 14 and 22), (ii) the determination of provisions for income tax (note 9), (iii) useful life of property, plant and equipment (note 12), (iv) estimates of the economic life of intangible assets and recovery value of goodwill (note 13), (v) provisions for tax, civil and labor liabilities (note 23) and (vi) estimates for the preparation of actuarial reports (note 24).

Actual results may differ from those estimated under different variables, assumptions or conditions, even though our management believes that its accounting estimates are reasonable. The following paragraphs review the critical accounting estimates that management considers most important for understanding our financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

•	The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

•
Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition, results of operations or cash flows.

We have identified the following accounting policies as critical:

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Note 5 and 22 to our consolidated financial statements for additional information about our allowance for doubtful accounts.

Deferred income tax and social contribution
We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plants and equipment and other procedures. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. A high degree of management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results.

Contingent liabilities
We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in “Item 8.A. Financial Information Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 23 to our consolidated financial statements. We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies when the probability of an existing obligation is considered more likely than not to occur in the opinion of our management, based on information available to the company, including information obtained from our internal and external legal advisors. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

Provisions for assets retirement obligations
Corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recorded as a liability when tanks are installed. The estimated cost is also recorded in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed. The estimated removal cost is revised periodically. For further detail on provisions for assets retirement obligations of Ultrapar and its subsidiaries, see Note 18 to our consolidated financial statements.

Fair value of financial instruments

Our financial instruments are classified as follows:

•
Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as profit or loss, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded in income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s income. The hedge and the hedged item are measured at fair value.

•
Cash flow hedge: derivative financial instrument used to hedge exposure to variations in cash flows, which may be attributable to a particular risk associated with an asset or liability or a highly probable transaction that can impact the entity’s income.

•
Hedge accounting: derivative financial instrument used to hedge exposure to a specific risk associated with a recognized asset or liability, which may affect the entity’s income. In the initial designation of the hedge, the relationship between the hedging instruments and the hedged items are documented, including the objectives of risk management, the strategy in the conduction of the transaction and the methods to be used to evaluate its effectiveness.

In order to estimate fair values, we consider several variables, such as interest rates, discount rates, foreign exchange rates and future cash flows. Our most important sources of information concerning these variables are the market projections of future exchange and interest rates provided by the BM&FBOVESPA. We believe BM&FBOVESPA to be the most adequate and reliable source of information available for our calculations. However, given the volatility inherent in financial markets, estimates concerning the variables used to calculate fair values are subject to constant change. As a consequence, our judgment related to, among other issues, the behavior of these variables, the selection of sources of information and the timing of calculation, directly affects the fair values of our financial instruments and the amount of gains or losses recorded in the income statement. Additional information regarding fair value of financial instruments is available in notes 4, 14 and 22 of Ultrapar’s financial statements for the fiscal year ending December 31st, 2011, filed with the CVM on February 16th, 2012.

Pension and other post-retirement benefits
Ultrapar and its subsidiaries offer their employees a defined contribution pension plan, managed by Ultraprev — Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his or her salary. The sponsoring companies provide a matching contribution to the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their names at Ultraprev, or (ii) a fixed amount that will extinguish the fund accumulated in their names in a period between 5 and 25 years. As such, neither Ultrapar nor its subsidiaries assume responsibility for guaranteeing amounts or periods of benefits for the participants that retire.

The company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 600/2009.

Significant actuarial assumptions adopted include:

Economic Factors
•	Discount rate for the actuarial obligation at present value - 10.13% per annum
•	Average projected salary growth rate - 6.32% per annum
•	Inflation rate (long term) - 4.24% per annum
•	Growth rate of medical services - 8.41% per annum

Demographic factors
•	Mortality Table for the life insurance benefit – CSO-80
•	Mortality Table for the other benefits – AT 2000 Basic decreased by 10%
•	Disabled Mortality Table - RRB 1983
•	Disability Table - RRB 1944 modified

10.6. - Discussion on internal controls adopted to ensure the formulation of accurate financial statements

a.	Level of efficiency of such controls, indicating any potential misstatements and measures to correct them

Ultrapar is a company listed on the New York Stock Exchange (NYSE) with Level III ADRs, and maintains its internal controls standards in compliance with the requirements of the Sarbanes-Oxley Act.

Ultrapar’s management annually evaluates the internal controls over financial reporting under the supervision of our Chief Executive Officer or CEO and Chief Financial Officer, or CFO. Management evaluates the effectiveness of our internal controls over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based on those criteria, our management believes that our internal controls over financial reporting are adequate and effective to enable the registry, processing, summarizing and disclosure of such information, providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

On June 28, 2011, the Extraordinary General Shareholders’ Meeting approved the following matters: (i) the conversion of all preferred shares into common shares of the Company, at a ratio of 1 (one) preferred share for 1 (one) common share (“Conversion”); (ii) adherence to the listing segment Novo Mercado of the BM&FBOVESPA; (iii) new amended bylaws of the Company, providing several changes with respect to current status, aiming to strengthen its governance structure; and (iv) the confirmation that the new provisions related to the rights of all Company’s shareholders in the event of a sale of control of the Company, pursuant to its new bylaws and the Novo Mercado regulations, are equivalent to the provisions of the Company’s controlling shareholders agreement, dated March 22, 2000. As of the same date, were also approved in special preferred stock shareholders’ meeting the materials of items (i) and (iv) above. One of the amendments to the bylaws of the Company is the creation of an audit committee as an auxiliary organ of the Board, which comprises three independent members, of which at least two shall be external members of the Board. The Company will have an Audit Council, which will operate on a non-permanent and installed by the special preferred stock shareholders’ meeting in legal cases. If the Supervisory Board will be installed, shall exercise all powers that are assigned to the Audit Council. The audit committee will not work in the fiscal year in which the Audit Council has been installed.

On August 17th, 2011, each preferred share issued by the Company was converted into one common share, and its common shares started trading on the Novo Mercado listing segment of BM&FBOVESPA. As of the same date, the ADRs represented by preferred shares started to be represented by common shares issued by Ultrapar. In addition, on August 17, 2011, Ultrapar’s new bylaws approved at the Extraordinary Shareholders’ Meeting of June 28th, 2011 has become effective.

b.	Deficiencies and recommendations on internal controls in the independent auditor’s report

None.

10.7. - Public offerings for distribution of securities

Not applicable.

10.8. - Issuer’s off-balance sheet items

a.	Assets and liabilities held by the issuer, whether directly or indirectly, off-balance sheet:

i.	Operating leases, assets and liabilities

The subsidiaries Cia. Ultragaz, Serma and Oxiteno S.A. have operating lease contracts for the use of computer equipment. These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair price on the date of option, and management does not intend to exercise such option. The future disbursements (installments), assumed under these contracts, total approximately:

Maturity	2011
(R$ million)
Up to 1 year	1.0
More than 1 year	1.0
Total	2.0

The total payments of operating lease recognized as expense for the period was R$ 1.2 million.

ii.	Receivables portfolios over which the entity has risks and liabilities, indicating respective liabilities

Not applicable.

iii.	Future purchase and sale of products or services contracts

See “Item 10.8.b. Other off-balance sheet arrangements”.

iv.	Unfinished construction contracts

Not applicable.

v.	Other future financing agreements

Not applicable.

b.  Other off-balance sheet arrangements

The following table shows our main off-balance sheet arrangements on December 31st, 2011:

Contractual Obligations (off-balance sheet) (R$ million)	Total	Payment due by period
		up to 1 year	between 1 and 3 years	between 3 and 5 years	more than 5 years
Estimated planned funding of pension and other post-retirement benefit obligations (1)	378.7	14.4	30.8	33.4	300.1
Purchase obligations – raw material (2)	3,224.8	304.2	619.8	631.3	1,669.6
Purchase obligations – utilities (3)	63.7	21.8	32.5	9.4	0.0
Operating leases (4)	75.4	6.7	13.4	13.1	42.2
Royalties (5)	2.3	0.7	1.3	0.3	0.0
	3,745.1	347.8	697.8	687.5	2,012.0

(1)	The estimated payment amount was calculated based on a 4% inflation assumption.
(2)
Oxiteno Nordeste has a supply agreement with Braskem S.A., which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. Under the terms of this agreement, Oxiteno is currently required to purchase at least 225 thousand tons in 2012, which will gradually increase to 235 thousand tons per year from 2015 to 2021. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause is in renegotiation with Braskem. Oxiteno S.A. has an ethylene supply agreement with Quattor Participações S.A., maturing in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 30% of the current ethylene price for the quantity not purchased.

(3)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(4)
Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros - in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 1,000,000 tons per year until 2016, and of 900,000 tons per year from 2017 to 2022, as well as (ii) in Suape, of 650,000 tons per year, until 2027, and of 400,000 tons per year in Suape in 2028 and 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31st, 2011, these rates per ton were R$ 5.79 for Aratu and R$ 1.38 for Suape.

(5)	Corresponds to a franchise contract with am/pm International under which Ipiranga is required to pay minimum royalty fees until 2015.

Additionally, our subsidiaries have provided guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). There exists no recourse provision that would enable us or our subsidiaries to recover any amount paid to the financial institutions under these guarantees. In the event that the financial institutions exercise these guarantees, we are entitled to recover the amount paid directly from our customers under the vendor contracts. As of December 31st, 2011, Ultrapar and its subsidiaries did not record any losses related to these guarantees.

Vendor
2011
Term	Less than 210 days
Maximum amount of future payments related to these guarantees	R$ 11.8 million

10.9. - Off-balance sheet items

a.	How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

See “Item 10.8.b. Other off-balance sheet arrangements”.

b.	Nature and purpose of the transaction

See “Item 10.8.b. Other off-balance sheet arrangements”.

c.	Nature and amount of obligations assumed by and rights conferred upon the issue due to the transaction

See “Item 10.8.b. Other off-balance sheet arrangements”.

10.10. - Discussion on the main elements of the issuer’s business plan:

a.	Investments

i.	Quantitative and qualitative description of the investments in progress and the estimated investments

In 2011, Ultrapar continued an investment strategy oriented to support scale and competitiveness growth, as well as to reinforce the leadership position in its different businesses.

Ultrapar’s investments in 2011, net of disposals, totaled R$ 1,090 million, of which R$ 1,013 million were related to organic investments and R$ 77 million were related to acquisitions. Regarding organic investments, Ipiranga directed R$ 591 million to organic investments aiming at the expansion of its service stations through the conversion of unbranded service stations and the opening of new gas stations, as well as expanding the capacity of its facilities to meet the growing demand of the fuel market. Out of the total amount invested, R$ 548 million were related to additions to property, plant, equipment and intangible assets and R$ 43 million were related to financing to clients, net of repayments. At Oxiteno, the investment amount of R$ 107 million was oriented mainly to the capacity expansion of the ethylene oxide unit at Camaçari (BA). The expanded unit started up in the third quarter of 2011 and added 90 thousand tons/year to its capacity. Ultracargo’s investments totaled R$ 108 million in 2011 and were directed to the expansion of the terminal in Suape, which started operations in September 2011, and the terminals in Aratu and Santos, which will start operations in 2012. The three expansions together will add 15% to Ultracargo’s total capacity. Ultragaz’s investments totaled R$ 182 million in 2011, mainly focused on capturing new clients in the bulk segment, projects of expansion and modernization of filling plants, and replacement of LPG bottles. Additionally, Ultragaz concluded in October 2011 the acquisition of Repsol in the total amount of R$ 50 million, including R$ 2 million related to the net cash of the acquired company. The acquisition of Repsol strengthens Ultragaz’s bulk LPG business, a segment in which Ultragaz was a pioneer and has a relevant position, allowing it to obtain economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment, where volume progression is correlated to the GDP performance.

Ultrapar’s 2012 investment plan, excluding acquisitions, amounts to R$1,088 million and aims at growth through increased scale and productivity gains, as well as modernizing existing operations. At Ipiranga, investments will be focused on the expansion of its service stations (through the opening of new gas stations and the conversion of unbranded service stations) and franchises network, as well as the construction of new facilities, mainly in the Midwest, Northeast and North regions of Brazil. Out of Ipiranga’s total investment budget, R$ 715 million refer to additions to property, plant, equipment and intangible assets, and R$ 60 million refer to financing to clients, net of repayments. At Oxiteno, the reduction in investments reflects the conclusion of an important expansion cycle in 2011. The budgeted investments will be mainly directed to the maintenance and modernization of its plants. Ultracargo will direct its investments to the conclusion of the expansions of the Santos and Aratu terminals, which will add 68 thousand cubic meters to the company’s storage capacity and will start up in mid-2012, and for the maintenance of its terminals. At Ultragaz, investments will be mainly dedicated to (i) the expansion of UltraSystem (small bulk), due to the perspective of capturing new clients, (ii) the construction of two new facilities and purchase of LPG bottles, focusing on strengthening its presence in the Northeast and North regions of Brazil and (iii) the replacement of bottles and tanks.

ii.	Sources of financing investments

For further details on the sources of financing investments see “Item 10.1.d. Sources for financing working capital and investments in non-current assets” e “Item 10.1.e. Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity”.

iii.	Relevant disposals in process and forecasted disposals

None.

b.	Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

Ultracargo will direct its investments to the conclusion of the expansions of the Santos and Aratu terminals, which will add 68 thousand cubic meters (or 10%) to the company’s storage capacity and will start up in mid-2012.

c.   New products and services

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2011, 102 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2011, 2010 and 2009 were R$ 21.7 million, R$18.6 million and R$20.5 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in September in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities.

Oxiteno’s investments in research and development have resulted in the introduction of 41 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Ipiranga constantly develops specific initiatives for each segment in which it operates, such as the offering of supply and technical support at large clients’ facilities. In the urban service stations segment, the wide range of non-fuel products and services and the constant pursue of excellence have being contributing significantly to the increase in the number of consumers and the client-loyalty for its service stations. In addition to fueling its vehicles the consumer can also shop at am/pm convenience stores and at Ipirangashop.com and enjoy other services provided in many service stations of Ipiranga’s network. Besides filling in the tank of the vehicle, the consumer can also make purchases at convenience stores am/pm, some of them with bakeries, in Ipirangashop.com and still enjoy other services installed in several service stations of the network. In another pioneer initiative, Ipiranga launched in 2009 the program Km de Vantagens, a loyalty program in the fuel industry that grants rewards and benefits to customers and resellers, currently with around eight million participants, up 58% over 2010. Among the initiatives in 2011, the company has diversified sales channels for products and services associated with the Ipiranga network, once again in innovative ways. A "digital offensive" was launched, transferring to the Internet the concept of multi-offers, well-known in its service station network. With this initiative, the Ipiranga portal (www.ipiranga.com.br) now integrates all initiatives into one digital sales platform. In 2011, the Posto Virtual (Virtual Station) concept was also launched, an innovative project that permits the sale of fuel credits over the Internet. The service provides more convenience for the average consumer and may serve as a fuel spending control tool, such as for small vehicle fleets or private drivers. Other very successful initiative was Jet Oil Motos, the first specialized lubricant oil changing and service network to serve an increasing motorcycle fleet.

10.11. - Discussion on other relevant factors which affected the operational performance

With the objective of lengthening the Company’s debt profile and, consequently, provide increased financial flexibility, soundness and liquidity, in February 15th, 2012 the Company’s Board of Directors approved the renewal of financings from Banco do Brasil S.A. for its subsidiary Ipiranga, with principal amount of R$ 409.5 million.

In addition, in February 29th, 2012, the Company’s Board of Directors approved the issuance of its 4th debentures offering in the amount of R$ 800 million, which will have annual interest payment, lump-sum amortization in the final maturity and remuneration equivalent to 108.25% of CDI. The proceeds from the 4th debentures offering will be used to the advanced partial settlement of the Company’s 3rd debentures offering, which would be due in December 2012 and bear interest of 108.5% of CDI.

ANNEX III - DESTINATION OF NET EARNINGS PROPOSAL FOR THE FISCAL YEAR
(pursuant to Annex 9-1-II of the CVM Instruction nº 481/09)

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Destination of net earnings

(in thousands of reais , except when otherwise mentioned)	Year ended 12/31/2011

1. Inform net earnings for the fiscal year	848,764

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared¹
Total amount	525,402
Amount per common shares (R$) - Interim dividends²	0.47
Amount per common shares (R$) - Complementary dividends²	0.51

3. Inform the percentage of distribution of net earnings for the fiscal year	62%

4. Inform the total amount of dividends and dividends per share based on the net earnings of previous years	-

5. Inform, deducting prepaid dividends and interest on equity declared:	-

a. The gross amount of dividends and interest on equity, individually,based on the number of shares of each type and class	-

b. Form and term of dividend and interest on equity payments	-
Form of payment	n/a

Payment term	n/a

c. Any levy of monetary restatement and interest on dividends and interest on equity	n/a

d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	n/a

6. In the event of dividends or interest on equity declared based on net earnings with respect to semiannual balance sheets or shorter periods

a. Inform the total amount of dividends or interest on equity declared	251,949

b. Inform the date of the respective payments	08/30/2011

1

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Destination of net earnings

(in thousands of reais , except when otherwise mentioned)	Year ended 12/31/2011
7. To provide a comparative table indicating the following per share value of each type and class:

a. Net profit for the fiscal year and for the three (3) previous years³
Amount per common shares (R$) - 12/31/2011²	1.58
Amount per common and preferred shares (R$) - 12/31/2010²	1.42
Amount per common and preferred shares (R$) - 12/31/2009²	0.81
Amount per common and preferred shares (R$) - 12/31/2008²	0.73

b. Dividends and interest on equity distributed in the three (3) previous years

12/31/2011	525,402
Amount per common shares (R$) - Interim dividends²	0.47
Amount per common shares (R$) - Complementary dividends²	0.51

12/31/2010	428,764
Amount per common and preferred shares (R$) - Interim dividends²	0.33
Amount per common and preferred shares (R$) - Complementary dividends²	0.47

12/31/2009	278,562
Amount per common and preferred shares (R$) - Interim dividends²	0.22
Amount per common and preferred shares (R$) - Complementary dividends²	0.30

8. If there is destination of earnings to the legal reserve	-

a. Identify the amount allocated to legal reserve	42,438

b. Detail the method for the calculation of the legal reserve	Art. 193 - Law N° 6,404 - Of the net earnings for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the share capital.

9. If the company has preferred shares entitled to receive fixed or minimum dividends	-

a. Describe the method for calculation of fixed or minimum dividends	-

b. Inform whether the net earnings for the fiscal year is sufficient to fully pay fixed or minimum dividends	-

c. Identify if any unpaid portion is cumulative	-

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	-

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	-

2

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Destination of net earnings

(in thousands of reais , except when otherwise mentioned)	Year ended 12/31/2011
10. With respect to the mandatory dividend

a. Describe the method for calculation set in the bylaw	Bylaw - Art. 55 - item b) 50% (fifty percent) of adjusted net income to pay mandatory dividends to shareholders, offsetting the semi-annual and interim dividends that may have been declared.

b. Inform if the dividend is being fully paid	Yes

c. Inform to amount eventually retained	-

11. In the event of retained mandatory dividend due to the Corporation’s financial condition	-

a. Inform the retained amount	-

b. Describe, in details, the Company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	-

c. Justify the retaining of dividend	-

12. In the event of destination of the net earnings to the contingency reserve	-

a. Identify the amount allocated to the reserve	-

b. Identify any probable loss and the reason therefore	-

c. Explain why the loss is considered probable	-

d. Justify the establishment of the reserve	-

13. In the event of destination of the net earnings to the unrealized profit reserver	-

a. Identify the amount allocated to the profit reserve	-

b. Inform the nature of unrealized profits which originated the reserve	-

3

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Destination of net earnings

(in thousands of reais , except when otherwise mentioned)	Year ended 12/31/2011
14. In the event of destination of the net earnings to statutory reserve	-

a. Describe the statutory clauses which establish the reserve	Bylaw - Art. 55 - item c)

b. Identify the amount allocated to the reserve4	281,309

c. Describe how the amount was calculated
At the proposal of the management bodies, up to 45% (forty five percent) of adjusted net income will be used to create a reserve for investments, in order to preserve the integrity of corporate assets and strengthen the Company’s Capital, allowing new investments, up to 100% (hundred percent) of it's capital, observing that the balance of this reserve, added to the balances of other profit reserves, except for unrealized profits reserves and reserves for contingencies, not exceeding 100% (hundred percent) of it's capital, and once reached that limit, the Board of Directors may decide on the application of the excess in the capital increase or the distribution of dividends.

15. In the event of retention of profits under the capital budget	-

a. Identify the amount retained	-

b. Provide a copy of the capital budget	-

16. In the event of destination of the net earnings to the tax incentive reserve	-

a. Identify the amount allocated to the reserve	-

b. Explain the nature of the destination	-

 ¹The values presented in item 2 include the amount indicated in item 6, as well as the amount of R$ 273,453 thousand, according to declared dividends approved by the Board of Directors of the Company on 02.15.2012, which were paid to shareholders from 03.02.2012 onwards.

²The per share values consider the stock split at a ratio of 1 (one) share to 4 (four) shares of the same class and type approved in the Special Shareholders’ Meeting held on 02.10.2011. In addition, from 08.17.2011, each preferred share emitted by the company was converted in an ordered share, as approved by Extraordinary Shareholders’ Meeting on 06.28.2011.

³Number of shares used as the basis for the earnings per share calculation does not include treasury shares. As permitted by CVM, in 2008 figures are presented without any changes introduced by the adoption of the international accounting standards (International Financial Reporting Standards - IFRS).

4Retained earnings reserve made in accordance with Article 194 of Corporate Law and Article 55, Bylaws item c in order to preserve the integrity of corporate assets and strengthen the Company's Capital, allowing new investments. Includes both the portion of net income as the realization of revaluation reserve in the amount of R$ 385 thousand.

4

ANNEX IV - MANAGEMENT AND FISCAL COUNCIL GLOBAL COMPENSATION
PROPOSAL

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

Management and Fiscal Council Global Compensation Proposal

A - Management compensation proposal

The proposal for the global maximum annual limit of the Management compensation for the period of their term mandates, excluding the share compensation plan and post-retirement benefits, is R$ 4,300,000.00 (four million three hundred thousand Reais) for the members of the Board of Directors and R$ 25,500,000.00 (twenty five million five hundred thousand Reais) for the Company’s Statutory Officers, amounting to R$ 29,800,000.00 (twenty nine million eight hundred thousand Reais).

B - Compensation proposal for the members of the Fiscal Council

The proposal for the global compensation of the members of the Fiscal Council for the period of their term mandates is R$ 43,286.00 (forty three thousand, two hundred and eighty six Reais) monthly, with a monthly payment of R$ 12,610.00 (twelve thousand six hundred and ten Reais) to the chairman and R$ 11,731.00 (eleven thousand seven hundred and thirty one Reais) for the other effective members.

For further information on management compensation, including compensation policy or practice for the Board of Directors, Statutory and non-Statutory Officers and Fiscal Council, see Annex V or item 13 – Management compensation.

ANNEX V - ITEM 13 OF THE REFERENCE FORM

13.	Management compensation

13.1.	Compensation policy or practice for the Board of Directors, Statutory and non-statutory Officers and Fiscal Council

a.	Purpose of the compensation policy or practice

The purposes of Ultrapar’s compensation policy and practices are (i) to align the interests between executives and shareholders, based on the principle of sharing risks and returns, (ii) to converge individual goals to the Company’s strategy, and (iii) to recognize the contribution and retain professionals, based on market references.

Following these principles, Ultrapar adopts a differentiated and competitive compensation plan, a plan that includes the use of value creation metrics to establish variable compensation targets, differentiated benefits to executives and a stock ownership plan.

b.	Compensation composition

i.	Description and purpose of each compensation component

Board of Directors

•
Fixed compensation: a monthly amount, in order to follow the market standards, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position. The Chairman and the Vice Chairman earn a higher amount than other directors as a result of the positions held.

•
Compensation for the participation in specialized committees: a monthly amount, equivalent to 1/3 of the Director’s compensation, independent of the position held in the Board of Directors. If a  Director is appointed for more than one specialized committee, the  monthly amount is equivalent to 50% of the Director’s compensation.

•	Variable compensation: not practiced.

Fiscal Council

•
Fixed compensation: a monthly amount approved by shareholders in the annual meeting, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position. The compensation of each member of the Fiscal Council must be equal to at least 10% of the average salary of the Statutory Officers. The President earns a higher amount than other members as a result of the position held.

•	Variable compensation: not practiced.

Officers

•
Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of remunerating the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional. The fixed compensation of Officers includes salaries, contribution to the social security, vacation bonus, thirteenth salary, health care plan (medical and odontological), group life insurance and physical check up, among others. The direct

1

and indirect benefits are intended to follow the practices adopted by the market and to recognize the individual contribution.

•
Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to (i) the businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion and operational excellence projects, people development and market positioning, among others.

•
Long-term variable compensation: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The current program provides a compensation in 2012 to Statutory Officers based on the performance of the Company's shares between 2006 and 2011, reflecting the goal of more than double the value of the Company's share within 5 years. Between December 31, 2006 and December 31, 2011, Ultrapar’s shares’ appreciation surpassed the above mentioned goal of value creation to shareholders, presenting an 161% appreciation. Currently, there are parameters and goals under development for a long–term variable compensation program for the period starting in 2012.

•
Share ownership compensation plan: the purpose of the stock ownership plan is to align long-term interests of executives and shareholders and to retain executives. Since 2003 Ultrapar has adopted a stock ownership plan under which the executive receives the beneficial ownership of shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Participation in the stock ownership plan derives from the function of the executive’s performance, the expectations of future contribution and long-term retention aiming at materializing projects and future results.

•
Post-retirement benefit: aiming at encouraging long-term savings, since 2001 Ultrapar has offered a defined contribution managed by Ultraprev – Associação de Previdência Complementar. Under the terms of this plan, the basic contribution of each executive is calculated by the application of a percentage of his or her salary. Ultrapar contributes, on behalf of the executive, with an amount equal to his or her basic contribution up to the limit of 11% of his or her reference salary. In addition, besides the contribution to the Severance Pay Fund, Ultrapar established in 2010 a planned retirement policy with the purpose of preparing the executive for his or her retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company. The CEO is not eligible to this policy.

ii.	Proportion of each component in overall compensation

The table below presents the proportion of each component in the overall management compensation in 2011, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total

Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	22%	67%	4%	0%	7%	100%

2

iii.	Calculation and adjustment methodology for each compensation component

Board of Directors

•	Fixed compensation: annually reviewed based on market assessments.

Fiscal Council

•	Fixed compensation: annually reviewed based on the compensation of the Statutory Officers. See “Item 13.1.b.i. Description and purpose of each compensation component.”

Officers

Officers’ fixed and short-term variable compensation is set out based on reference to the relevant market, taking into consideration a methodology that attributes value to the position according to factors such as the required expertise, problem solving ability and impact on earnings. The sum of the fixed and short-term variable portions aims at reaching the third quartile of the market in the event of the achievement of 100% of the targets established for variable compensation.

•
Fixed compensation: annually reviewed based on market practices, identified through salary surveys, as well as the evolution of the professional’s experience and responsibility. Benefits are based on market references.

•
Short-term variable compensation: grounded on the concept of profit sharing, this component is calculated based on the Company’s economic performance and on the individual performance, together resulting in a salary multiple. Business performance is measured in relation to economic value added (EVA®) growth targets established for 3 to 4-year periods and annually verified. The individual performance is assessed based on the adherence to annual targets established in accordance with the strategic planning.

•
Long-term variable compensation: a variable compensation based on the performance of the Company’s share between 2006 and 2011, to be paid in 2012, reflecting the achievement of the objective of more than doubling the value of the Company’s share in five years. Between December 31, 2006 and December 31, 2011, Ultrapar’s shares’ appreciation surpassed the above mentioned goal of value creation to shareholders, presenting an 161% appreciation, as a result of its businesses performance, earnings growth and the planning and execution capability of its strategy. Currently, there are parameters and goals under development for a long-term variable compensation program for the period starting in 2012.

•
Share ownership compensation plan: the amount of shares to be granted to the executives is annually defined by the Board of Directors, and the value attributed to such grant corresponds to the Company’s share price at the granting date. The effect recognized in net earnings corresponds to the total amount of the shares granted accrued over the beneficial ownership period.

•	Post-retirement benefit: reflects the executive’s period in the Company, age and fixed compensation.

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iv.	Reasons supporting the composition of the compensation

The Company’s compensation strategy combines short and long-term elements according to the principles of alignment of interests and maintenance of a competitive compensation, in order to retain and adequately compensate our executives in accordance with their responsibilities and the value created for the Company and its shareholders.

c.	Key performance indicators for establishing each compensation component

•	Fixed compensation: the responsibility and complexity inherent to the position, the experience of the professional and market practices.

•	Short-term variable compensation: EVA® growth targets established for each business and for Ultrapar and achievement of individual targets.

•	Long-term variable compensation: the evolution of Ultrapar’s share value between 2006 and 2011.

•	Share compensation plan: evolution of performance and accomplishment of individual goals throughout the years and expectation of future contribution to the Company’s goals.

•	Post-retirement benefit: not linked to performance indicators.

d.	How compensation is structured to reflect the evolution of performance indicators

•	Fixed compensation: from periodic performance assessments.

•	Short-term variable compensation: evolution linked to the progression of the Company’s results under the concept of economic value added (EVA®), subject to the achievement of a minimum pre-set level.

•
Long-term variable compensation: the additional variable compensation corresponding to this component (see “Items 13.1.b.i. and 13.1.b.iii”) will be paid as a result of the achievement of the minimum target established related to the Company’s share price appreciation between 2006 and 2011.

•
Share compensation plan: the potential benefit associated with the stock ownership plan will be vested if the executive remains in the Company in the long term, thus committing to sustained value generation.

e.	Relationship between the compensation policy or practice and the interests of the Company

Ultrapar’s compensation policy and practices aim at short and long-term alignment with the interests of shareholders. Short-term and long-term variable compensation, which is a material portion of the overall compensation, is linked to economic value added growth targets, what is the main interest of shareholders. Variable compensation also strengthens the focus of the executives to the adherence to the strategic growth plan approved by the Board of Directors, with short-term compensation being linked to annual growth goals of value generation and long-term compensation being directly linked to the

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evolution of the Company’s market value. The stock ownership plan turns executives into shareholders of the Company and is a strong additional element for aligning long-term interests.

f.	Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

The whole compensation of Ultrapar’s Statutory Officers is supported by its subsidiaries or controlled companies, as a result of their activities as managers of such companies. For a breakdown of the amounts supported by each subsidiary or controlled company and the nature of such payments, see “Item 13.15. Amounts recorded in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation payable to the members of the Company’s Board of Directors, Fiscal Council and Statutory Officers.”

g.	Existence of any compensation or benefit linked to the occurrence of any specific corporate event, such as the transfer of the issuer’s shareholding control

There is no compensation or benefit linked to the occurrence of corporate events.

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13.2.	Compensation recognized in the results of 2009, 2010, 2011 and estimated for the fiscal year 2012 to the members of the Board of Directors, the Fiscal Council and the Statutory Officers

Compensation recognized in the fiscal year 2009

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais, except for the number of members)

Number of members1	8.00	5.00	5.00	18.00

Annual fixed compensation	2,625.6	576.0	8,100,7	11,302.3
Salary	2,188.0	480.0	5,046.4	7,714.4
Direct and indirect benefits	437.6	96.0	3,054.3	3,587.9
Participation in committees	-	-	-	-
Others	-	-	-	-
Variable compensation	-	-	7,783.1	7,783.1
Bonus	-	-	-	-
Profit sharing	-	-	7,783.1	7,783.1
Participation in meetings	-	-	-	-
Commission	-	-	-	-
Others	-	-	-	-
Post-retirement benefit	-	-	1,129.4	1,129.4
Benefits due to the interruption in the exercise of the position	-	-	-	-
Stock-based compensation	-	-	2,086.1	2,086.1

Total compensation	2,625.6	576.0	19,099.2	22,300.8

1 Number of members according to CVM Official Letter 5/2010

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Compensation recognized in the fiscal year 2010

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais, except for the number of members

Number of members1	8.00	5.00	5.67	18.67

Annual fixed compensation	2,784.0	689.8	9,279.0	12,752.7
Salary	2,320.0	574.8	5,669.6	8,564.4
Direct and indirect benefits	464.0	115.0	3,609.3	4,188.3
Participation in committees	-	-	-	-
Others	-	-	-	-
Variable compensation	-	-	35,296.5	35,296.5
Bonus	-	-	-	-
Profit sharing	-	-	8,796.5	8,796.5
Participation in meetings	-	-	-	-
Commission	-	-	-	-
Others2	-	-	26,500.0	26,500.0
Post-retirement benefit	-	-	4,803.7	4,803.7
Benefits due to the interruption in the exercise of the position	-	-	-	-
Stock-based compensation	-	-	2,438.0	2,438.0

Total compensation	2,784.0	689.8	51,817.1	55,290.8

1 Number of members according to CVM Official Letter 5/2010.
2 Amount relates to long-term variable compensation plan. See “13.1.b.i. Description and purpose of each compensation component” and “13.1.b.iii. Calculation and adjustment methodology for each compensation component”.

The higher amount recognized in 2010 and 2011 results was mainly derived from the long-term variable compensation plan of the Statutory Officers related to the five years period between 2006 and 2011, which objective was to more than double the value of the Company’s share in these five years. Between December 31, 2006 and December 31, 2011 Ultrapar’s shares’ appreciation surpassed the above mentioned goal of value creation to shareholders, presenting a 161% appreciation, as a result of its businesses performance, earnings growth and the planning and execution capability of its strategy. The amounts recognized in 2010 and 2011 for the long-term variable compensation plan shall be paid in 2012.

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Compensation recognized in the fiscal year 2011

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais, except for the number of members)

Number of members1	8.67	5.00	6.00	19.67

Annual fixed compensation	3,172.8	777.6	10,570.7	14,521.0
Salary	2,644.0	648.0	6,335.9	9,267.9
Direct and indirect benefits	528.8	129.6	4,234.8	4,893.2
Participation in committees	-	-	-	-
Others	-	-	-	-
Variable compensation	-	-	32,052.6	32,052.6
Bonus	-	-	-	-
Profit sharing	-	-	7,108.0	7,108.0
Participation in meetings	-	-	-	-
Commission	-	-	-	-
Others2	-	-	24,944.7	24,944.7
Post-retirement benefit	-	-	1,946.1	1,946.1
Benefits due to the interruption in the exercese of the position	-	-	-	-
Stock-based compensation	-	-	3,232.2	3,232.2

Total compensation	3,172.8	777.6	47,801.6	51,752.0

1 Number of members according to CVM Official Letter 5/2010.
2 Amount relates to long-term variable compensation plan. See “13.1.b.i. Description and purpose of each compensation component” and “13.1.b.iii. Calculation and adjustment methodology for each compensation component”.

The higher amount recognized in 2010 and 2011 results was mainly derived from the long-term variable compensation plan of the Statutory Officers related to the five years period between 2006 and 2011, which objective was to more than double the value of the Company’s share in these five years. Between December 31, 2006 and December 31, 2011 Ultrapar’s shares’ appreciation surpassed the above mentioned goal of value creation to shareholders, presenting a 161% appreciation, as a result of its businesses performance, earnings growth and the planning and execution capability of its strategy. The amounts recognized in 2010 and 2011 for the long-term variable compensation plan shall be paid in 2012.

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Estimated compensation for the fiscal year 2012

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais, except for the number of members)

Number of members1	9.00	3.67	6.00	18.67

Annual fixed compensation	4,196.0	612.1	11,583.0	16,391.0
Salary	2,944.0	510.1	6,902.7	10,356.8
Direct and indirect benefits	677.3	102.0	4,680.2	5,459.5
Participation in committees	442.6	-	-	442.6
Others	132.1	-	-	132.1
Variable compensation	-	-	12,882.1	12,882.1
Bonus	-	-	-	-
Profit sharing	-	-	10,918.0	10,918.0
Participation in meetings	-	-	-	-
Commission	-	-	-	-
Others	-	-	1,964.1	1,964.1
Post-retirement benefit	-	-	1,904.7	1,904.7
Benefits due to the interruption in the exercese of the position	-	-	-	-
Stock-based compensation	-	-	3,413.5	3,413.5

Total compensation	4,196.0	612.1	29,783.2	34,591.3

1 Number of members according to CVM Official Letter 5/2010.

The lower amount estimated for 2012 results, compared with 2011, is mainly derived from the termination of the long-term variable compensation plan of the Statutory Officers related to the five years period between 2006 and 2011, which objective was to more than double the value of the Company’s share. The amounts related to this plan were provisioned in 2010 and 2011 and is expected to be paid in 2012, as a result of the accomplishment of the target established. Currently, there are parameters and goals under development for a long–term variable compensation program for 2012.

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13.3.	Variable compensation in the fiscal years of 2009, 2010 and 2012 and estimated compensation for the fiscal year 2012 of the Board of Directors, the Fiscal Council and the Statutory Officers

	Board of Directors	Fiscal Council	Statutory Officers
(in thousands of reais, except for the number of members)

Number of members 2009	8.00	5.00	5.00
Number of members 2010	8.00	5.00	5.67
Number of members 2011	8.67	5.00	6.00
Number of members 2012	9.00	3.67	6.00
Related to Bonus:
Minimum amount set out in the compensation plan	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A
Amount effectively recognized results	N/A	N/A	N/A
Related to profit sharing:
Minimum amount set out in the compensation plan	N/A	N/A	Zero
Maximum amount set out in the compensation plan	N/A	N/A	Ps¹
Amount set out in the compensation plan for 2009, upon achievement of the goals established	N/A	N/A	7,742.7
Amount effectively recognized in 2009 results	N/A	N/A	7,783.1
Amount set out in the compensation plan for 2010, upon achievement of the goals established	N/A	N/A	9,182.9
Amount effectively recognized in 2010 results	N/A	N/A	8,796.5
Amount set out in the compensation plan for 2011, upon achievement of the goals established	N/A	N/A	9,918.6
Amount effectively recognized in 2011 result	N/A	N/A	7,108.0
Amount set out in the compensation plan for 2012, upon achievement of the goals established	N/A	N/A	10,918.0
Amount to be recognized in 2012 result	N/A	N/A	10,918.0

¹ For the portion related to individual performance, the evaluation typically ranges from 80% to 120% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to the value created in the year, as measured by EVA®. Therefore, there is no maximum value foreseen or approved in the compensation plan. If the targets established for 2012 are met, we estimate the amount of R$ 10,918 thousand as profit sharing.

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13.4.	Description of the share compensation plan for the Statutory Officers

a.	General terms and conditions

Since 2003 Ultrapar has adopted a stock ownership plan under which the executive receives the beneficial ownership of shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. The amount of shares to be granted in the stock ownership plan and the selected executives are set by the Board of Directors, with no obligation of an annual grant. The total amount of shares to be used in the stock ownership plan is subject to the existence of such shares in treasury. Ultrapar’s Board of Directors does not have a stock ownership plan.

Ultrapar does not have an active stock ownership option plan.

b.	Primary purposes of the plan

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

c.	How the plan contributes to the achievement of the purposes

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

d.	How the plan fits into the Company’s compensation policy

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

e.	How the plan aligns the management’s and Company’s interests

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

f.	Maximum number of shares

The total number of shares to be granted under the stock ownership plan is subject to the existence of such shares in treasury. Currently, the number of shares held in treasury is 8,201,556. For information on the shares already granted to the Company’s Statutory Officers, see “Item 13.6. Share compensation plan - information on shares granted to the Statutory Officers”.

g.	Maximum number of options to be granted

Not applicable.

h.	Conditions for acquisition of shares

Shares are granted to executives in amounts previously set out by the Board of Directors. These shares will remain in treasury for a period that may range from 5 to 10 years, a period in which the executive has only the beneficial ownership of the shares. The obtainment of the effective ownership of the shares

11

depends on the completion of the mentioned term and on the maintenance of the relationship between the executive and the Company or its subsidiaries during such period.

i.	Criteria for setting the acquisition or exercise price

Not applicable.

j.	Criteria for setting the exercise period

Not applicable.

k.	Settlement method

Not applicable.

l.	Restrictions to the transfer of shares

The shares granted to executives remain in the Company’s treasury for a term that can range from 5 to 10 years, period in which the executive holds the beneficial ownership of such shares, but not their effective ownership. Shares can only be freely traded after the termination of the mentioned term and, therefore, upon the obtainment of the effective ownership of the shares. See “Item 13.6. Share compensation plan – information on shares granted to the Statutory Officers.”

m.	Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

Not applicable.

n.	Effects of the withdrawal of a member from the Company’s management bodies on the rights set forth in the share compensation plan

The effective obtainment of the effective ownership of the shares is subject to the maintenance of the professional relationship between the executive and the Company or its subsidiaries during the period established in the contract.

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13.5.
Number of shares and any other securities convertible into shares issued by the Company, its direct or indirect controlling shareholders, controlled companies or companies under common control, whether directly or indirectly by members of the Board of Directors, the Fiscal Council or the Statutory Executive Officers

	Total	%
	(number of shares)

Board of Directors	58,323,776	11%
Direct participation	3,663,266	1%
Indirect participation	55,660,510	10%
Through Monteiro Aranha S.A.	1,422,673	0%
Through Ultra S.A.	53,237,837	10%
Fiscal Council	4,400	0%
Direct participation	4,400	0%
Indirect participation	-	0%
Statutory Officers	3,600,281	1%
Direct participation	1,263,100	0%
Indirect participation¹	2,337,181	0%
Total	61,928,457	11%

Shares representing the capital	544,383,996	100%

1 Shares issued by Ultrapar owned indirectly by the executive through participation in Ultra S.A. capital.

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13.6.	Share compensation plan - information about shares granted to the Statutory Officers

Since 2003, Ultrapar has adopted a stock ownership plan to the Statutory Officers and the non-statutory officers under which the executive receives the beneficial ownership of shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively obtained, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Ultrapar’s Board of Directors does not have a stock ownership plan. In addition, Ultrapar does not have an active stock option plan. The table below presents a summary of the information on shares granted to Statutory Officers by December 31, 2011:

Body	Statutory Officers
Number of members	6.00
Granting date1	18-dec-03	4-oct-04	14-dec-05	9-nov-06	12-dec-07	8-oct-08	16-dec-09	10-nov-10
Number of shares granted2	239,200	94,300	20,000	133,600	100,000	496,000	40,000	140,000
Period for the share effective ownership to be transferred	nov-2013	sep-2014	nov-2015	oct-2016	1/3 in nov-2012	1/3 in sep-2013	1/3 in nov-2014	1/3 in oct-2015
					1/3 in nov-2013	1/3 in sep-2014	1/3 in nov-2015	1/3 in oct-2016
					1/3 in nov-2014	1/3 in sep-2015	1/3 in nov-2016	1/3 in oct-2017
Price assigned to the shares granted (R$)2	7.58	10.20	8.21	11.62	16.17	9.99	20.75	26.78

1 Includes shares granted from 2004 to 2008 to certain officers who were not Statutory Officers at the granting date
2 The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10th, 2011.

Assuming that the amount of shares granted follows the average of the last five years, we estimate that 155 thousand additional shares will be granted to Statutory Officers in 2012, considering that the number of shares was adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares, approved by extraordinary general meeting in February 10th, 2011.

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13.7.	Stock options outstanding

Ultrapar does not have a stock option plan opened.

15

13.8.	Stock options exercised and shares granted in connection with the share remuneration plan of the Statutory Officers

In relation to the share compensation plan, in 2009 and 2010 (i) it was granted the beneficial ownership of 40,0001 and 140,0001 shares  to Statutory Officers-, respectively and (ii) there was no transfer of the effective ownership of shares in the last three years. In 2011, no beneficial ownership of shares was granted to the Statutory Board´s members. Additionally, Ultrapar does not have a stock option plan opened.

1 The number of shares was adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10th, 2011.

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13.9.	Information necessary for the understanding of items 13.6 to 13.8

The price assigned to the shares granted corresponds to the Company’s share price at the granting date, retroactively adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10th, 2011. Ultrapar does not have an active stock option plan.

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13.10.	Pension plans of the members of the Board of Directors and Statutory Officers

Body	Board of Directors	Statutory Officers

Number of members	8.67	6.00
Name of the Plan	N/A	ULTRAPREV – Associação de Previdência Complementar – Defined Contribution Plan
Number of members who qualify for retirement¹	N/A	4
Conditions for early retirement	N/A	- 55 years old - Minimum 5 years of employment with the sponsor - Minimum 5 years of participation in the plan - Termination of employment with the sponsor
Adjusted amount of the accumulated contributions to the private pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the members ² (in thousand of reais)	N/A	6,360.7
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to the contributions made directly by the members (in thousand of reais)	N/A	555.0
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

¹ Managers who meet the conditions of age, period of employment and period of participation in the plan. Termination of employment is required for retirement.
² Total amount of the contributions made by the sponsor since adhesion to the plan, plus return.

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13.11.	Maximum, minimum and average compensation of the Board of Directors, Fiscal Council and Statutory Officers in 2009, 2010 and 2011

2009
Body	Statutory Officers	Board of Directors	Fiscal Council

	(in thousands of reais, except for the number of members)
Number of members	5.00	8.00	5.00
Highest individual compensation	5,182.4	955.2	121.0
Lowest individual compensation	2,662.9	211.2	112.3
Average individual compensation	3,819.8	328.2	115.2

2010
Body	Statutory Officers	Board of Directors	Fiscal Council

	(in thousands of reais, except for the number of members)
Number of members	5.67	8.00	5.00
Highest individual compensation	5,456.9	1,005.6	144.0
Lowest individual compensation	2,464.6	225.6	133.9
Average individual compensation	4,465.1	348.0	138.0

2011
Body	Statutory Officers	Board of Directors	Fiscal Council

	(in thousands of reais, except for the number of members)
Number of members	6.00	8.67	5.00
Highest individual compensation	5,201.5	1,080.0	162.3
Lowest individual compensation	2,456.9	244.8	151.0
Average individual compensation	3,809.5	366.0	155.5

The information relating to Statutory Officers excludes the long-term variable compensation plan, related to the five years period between 2006 and 2011, which was recorded in 2010 and 2011, but it is only payable in 2012. This compensation is the result of the value of the share at the end of 2011, which surpassed  the objective of more than doubling the value of the share between 2006 and 2011, generating significant returns to Ultrapar’s shareholders. If the amount recorded in 2010 and 2011 related to the long-term variable compensation was included, the amount of the highest, average and lowest compensations of the Statutory Officers would be R$ 20,297 thousand, R$ 9,139 thousand and R$ 2,465 thousand, respectively, in 2010, and, R$ 18,060 thousand, R$ 7,967 thousand and R$ 4,257 thousand, respectively, in 2011.

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13.12.	Agreements, insurance policies or other instruments that provide for compensation or indemnification mechanisms for the management in the event of removal from position or retirement

In addition to the contribution to the Severance Pay Fund, Ultrapar implemented in 2010 a planned retirement policy in order to prepare each executive to retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy, mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company. The CEO is not eligible to this policy.

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13.13.
Percentage of the overall compensation payable to each body recognized in the Company’s results related to the members of the Board of Directors, the Fiscal Council or the Statutory Officers who are related parties of the controlling shareholders

Prior to the conversion of any and all shares of preferred stock issued by the Company into shares of common stock on August 17th, 2011, Ultra S.A. held 66% of the Company’s common shares.

On August 16th, 2011, Ultra S.A. signed a participation contract with BM&FBOVESPA as the shareholder that exercises the control of the Ultrapar, according to Novo Mercado regulation. Ultra S.A. holds 128,833,620 shares issued by the Company, representing 24% of Ultrapar’s total capital.

The percentage of the compensation of members of the Board of Directors and of the Statutory Officers who are related parties of Ultra S.A. Participações on the overall compensation paid to such bodies were 60% and 27%, respectively, in 2009, 60% and 39%, respectively, in 2010 and 56% and 38%, respectively, in 2011.

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13.14.
Amounts recognized in the Company’s results as compensation to members of the Board of Directors, the Fiscal Council or the Statutory Officers, aggregated by body, for any reason other than the position held by such members

The members of the Board of Directors, the Fiscal Council and the Statutory Officers did not receive any compensation other than the compensation for to the position held by such members in the Company or in its subsidiaries, except for a member of the Board of Directors who provided services to Oxiteno in the total amount of R$ 36 thousand in 2009, 2010 and 2011

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13.15.
Amounts recognized in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation to the members of the Company’s Board of Directors, the Fiscal Council or the Statutory Officers in 2009, 2010 and 2011.

The whole compensation of Statutory Officers is supported by subsidiaries or controlled companies as a result of to their activities as managers of such companies. Total compensation of the Board of Directors and of the Fiscal Council is supported by the Company.

Statutory Officers - 2009
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Total

Annual fixed compensation	1,725.4	1,263.1	120.5	2,040.5	625.5	1,644.1	681.7	-	8,100.7
Salary	1,052.6	816.5	70.2	1,311.5	380.6	978.5	436.6	-	5,046.4
Direct and indirect benefits	672.7	446.6	50.3	729.0	245.0	665.6	245.1	-	3,054.3
Variable compensation	2,502.2	1,347.9	-	1,668.8	267.3	1,347.9	648.9	-	7,783.1
Profit sharing	2,502.2	1,347.9	-	1,668.8	267.3	1,347.9	648.9	-	7,783.1
Others	-	-	-	-	-	-	-	-	-
Post-retirement benefit	251.2	77.2	6.8	363.1	37.7	350.9	42.6	-	1,129.4
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-	-
Stock-based compensation	932.8	-	-	730.2	-	423.1	-	-	2,086.1
Total compensation	5,411.5	2,688.2	127.3	4,802.6	930.5	3,766.0	1,373.2	-	19,099.2

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Statutory Officers - 2010
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Total

Annual fixed compensation	1,920.2	1,426.6	121.0	1,961.0	718.2	1,767.8	753.3	611.0	9.279.0
Salary	1,156.2	893.9	70.2	1,200.4	432.7	1,050.1	478.4	387.6	5,669.6
Direct and indirect benefits	764.0	532.7	50.7	760.5	285.5	717.6	274.9	223.4	3,609.3
Variable compensation	9,065.8	1,344.0	-	11,797.4	477.3	8,193.2	799.4	3.619.3	35,296.5
Profit sharing	2,180.4	1,344.0	-	1,520.8	477.3	1,432.6	799.4	1,041.9	8,796.5
Others	6,885.3	-	-	10,276.7	-	6,760.6	-	2,577.4	26,500.0
Post-retirement benefit	1,502.0	85.2	6.8	1,109.1	40.7	1,205.0	47.7	807.2	4,803.7
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-	-
Stock-based compensation	1,122.0	-	-	702.3	-	447.1	-	166.7	2,438.0
Total compensation	13,609.9	2,855.8	127.7	15,569.8	1.236.2	11,613.0	1,600.4	5,204.2	51,817.1

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Statutory Officers - 2011
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Total

Annual fixed compensation	2,165.2	1,591.8	123.0	2,110.0	755.9	1,926.4	908.7	989.7	10,570.7
Salary	1,258.7	968.6	70.2	1,297.7	439.6	1,135.2	575.1	590.8	6,335.9
Direct and indirect benefits	906.5	623.2	52.8	812.3	316.3	791.2	333.6	398.9	4,234.8
Variable compensation	5,609.3	962.4	-	15,613.8	395.4	5,202.7	756.6	3,512.4	32,052.6
Profit sharing	1,109.2	962.4	-	1,780.6	395.4	1,308.6	756.6	795.2	7,108.0
Others	4,5001.3	-	-	13,833.2	-	3,894.1	-	2,717.2	24,944.7
Post-retirement benefit	621.5	100.4	7.4	452.3	45.1	415.7	56.7	247.2	1,946.1
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-
Stock-based compensation	1,435.6	-		702.3		656.1		438.2	3,232.2
Total compensation	9,831.6	2,654.7	130.4	18,878.3	1,196.4	8,200.9	1,721.9	5,187.5	47,801.6

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13.16.	Other information deemed relevant by the issuer

As part of the conversion of all preferred shares issued by the Company into common shares, and the consequent dispersion of the voting capital, Ultrapar’s new bylaws approved on August 17th, 2011 provided for the establishment of a Compensation Committee, which was formally established on November 9th, 2011. The Compensation Committee shall be comprised of three (3) members of the Board of Directors, two (2) of which shall be Independent Directors, in accordance with the Novo Mercado regulation. The Compensation Committee shall: (i) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies; (ii) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting; (iii) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and (iv) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans. In accordance with the responsibilities above, the strategy, the parameters and guidelines adopted in the compensation policy of the directors and executive officers and senior employees of the Company where presented to the Compensation Committee in the meeting in which it was established, where discussed and approved by the Compensation Committee. The members of the Compensation Committee expressed favorable opinion on the global proposal received from the Chief Executive Officer and decided to forward it to the Chairman, to call and approval of the shareholders’ general meeting of 2012.

26

ANNEX VI - ITEMS 12.6 TO 12.10 OF THE REFERENCE FORM

12.	Annual Meeting and Management

12.6.	Information about the candidates for the management and the Fiscal Council indicated

Fiscal Council

Name	Age	Profession	CPF	Elective position held	Expected election and investiture date	Term of office	Other positions held in the issuer

Flavio César Maia Luz	60	Engineer	636.622.138-34	Member of Fiscal Council (Effective)	4/11/12	Until 2013 AGM	-
Mario Probst	58	Business administrator and accountant	029.415.318-74	Member of Fiscal Council (Effective)	4/11/12	Until 2013 AGM	-
Luiz Oswaldo Sant'Iago Moreira de Souza	65	Bank employee	014.831.963-72	Member of Fiscal Council (Effective)	4/11/12	Until 2013 AGM	-
Márcio Augustus Ribeiro	57	Engineer	006.211.088-80	Member of Fiscal Council (Alternate)	4/11/12	Until 2013 AGM	-
Pedro Ozires Predeus	67	Accountant	005.474.508-00	Member of Fiscal Council (Alternate)	4/11/12	Until 2013 AGM	-
Sérgio Paulo Silva	68	Bank employee	011.664.506-78	Member of Fiscal Council (Alternate)	4/11/12	Until 2013 AGM	-

1

12.7.
Information about the members of statutory committees, the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not established by the Bylaws

Candidates presented in this document do not belong to audit, risk and financial committees or structures involved in the decision-making process of the management or administrative bodies of the Company as consultants or supervisors.

On June 28th, 2011, it was approved, at the extraordinary general shareholders’ meeting, amendment to the Company's bylaws. Among the approved amendments was the creation of audit and compensation committees, as ancillary bodies of the Board of Directors, each with three members. The audit committee is composed of three independent members, of whom at least two are not directors. The compensation committee is composed of at least two independent directors.

According to Article 41 of the Company’s bylaws, in the event the Fiscal Council is established, it shall act as the Audit Committee exercising all the duties provided for in the bylaws as required of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law. The Audit Committee will not operate in any fiscal year when a Fiscal Council is installed.

2

12.8.	Information about the management and members of the Fiscal Council, providing:

a.	Résumé

i.	Main professional experience over the last 5 years:

Fiscal Council

Effective (non-alternate) members

Flavio César Maia Luz

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• President of the Fiscal Council (2005-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Doing Business Consultoria Empresarial Ltda.	• Partner-Officer (2010-current)	Business and corporate finance
Cofra Latin America Ltda – Grupo C&A	• Corporate and Financial Vice-president (2001-2010)	Investments holding in the retail, financial and real estate segments in Latin America
Banco Ibi S.A. – Grupo C&A	• Chief Executive Officer (2009)	Multiple bank with authorization to operate with commercial, credit, finance and investment portfolios
Redevco do Brasil Ltda. – Grupo C&A	• Chief Executive Officer (2006-2007)	Real estate company with businesses in the residential, commercial and malls segments

Mario Probst

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Fiscal Council (2005-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Odontoprev S.A.	• Member of the Fiscal Council (current)	Publicly traded company that provides dental plans
Gafisa S.A.	• Secretary of the Audit Committee	Publicly traded company involved in the real estate sector
Banco Ibi S.A.	• Alternate member of the Fiscal Council	Multiple bank with authorization to operate with commercial, credit, finance and investment portfolios
Companhia Brasileira de Distribuição and Via Varejo S.A.	• Member of the Fiscal Council (current)	Publicly traded company in the retail sector
KPMG Auditores Independentes	• Partner, currently retired	Auditing

Luiz Oswaldo Sant'Iago Moreira de Souza

Company	Position	Main activity of the company
Cia. de Seguros Aliança do Brasil	• Member of the Board of Directors (2009-2011)	Insurance solutions
Ministry of Fishery and Aquaculture	• Aquaculture Director (2009-current)	Federal government body
Banco do Brasil S.A.	• Board Member / Vice-President (2003-2009)	Financial institution
Fundação Banco do Brasil	• Member of the Board of Trustees (2005-2009)	Banco do Brasil’s foundation engaged in social development

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Alternate members

Márcio Augustus Ribeiro

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2007 – current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Frigorífico Prieto Ltda.	• Administration and finance director (2008-2010)	Food segment
Sobral Invicta S.A.	• Administration and finance director (2002-2008)	House wares

Pedro Ozires Predeus

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2005-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Grupo Iochpe-Maxion	• Member of the Audit Committee (2005-current)	Industrial holding engaged in manufacturing of wheels and car frames
PriceWaterhouseCoopers	• Retired partner	Audit
Aços Villares from Grupo Gerdau	• Member of the Fiscal Council	Publicly traded company that operates in the steel sector
Religious and social assistance organization	• Member of Deliberative and Fiscal Council	–

Sérgio Paulo Silva

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2010-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Usiminas S.A.	• Alternate member of the Fiscal Council (2007-2010)	Publicly traded company that operates in the steel sector
BB Gestão de Recursos - Distribuidora de Títulos e Valores Mobiliários S.A.	• Member of the Fiscal Council (2008-current)	Third party resources management and investment funds administration of the customers of Banco do Brasil
Banco Popular do Brasil	• Alternate member of the Fiscal Council (2009-current)	Financial institution focused on low-income individuals
Cooperforte Ltda.	• State Manager – MG (1998-current)	Saving and Mutual Credit Cooperative of the Employees of Federal Public Financial Institutions

ii.	Management positions, currently of formerly held, in publicly traded companies

Fiscal Council

Effective members

Flavio César Maia Luz

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-	Ultrapar Participações S.A. - President of the Fiscal Council
-	Eletropaulo S.A. - Vice-president of the Board of Directors and Executive Officer
-	Light Serviços de Eletricidade S.A. - Member of the Board of Directors
-	Duratex S.A. - Vice-President

Mario Probst

-	Ultrapar Participações S.A. - Member of the Fiscal Council
-	Gafisa S.A. - Secretary of the Audit Committee
-	Odontoprev S.A. - Member of the Fiscal Council
-	Companhia Brasileira de Distribuição and Via Varejo S.A. - Member of the Fiscal Council

Luiz Oswaldo Sant'Iago Moreira de Souza

-	Banco do Brasil S.A. - Member of the Board of Directors, Board Member and Member of the Fiscal Council
-	Cia. Energética do Rio Grande do Norte - Member of the Board of Directors

Alternate members

Márcio Augustus Ribeiro

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council
-	Sobral Invicta S.A. - Administration and finance director

Pedro Ozires Predeus

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council
-	Grupo Iochpe-Maxion - Member of the Audit Committee
-	Aços Villares from Grupo Gerdau - Member of the Fiscal Council

Sérgio Paulo Silva

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council
-	CPFL Energia S.A. - Member of the Fiscal Council
-	Usiminas S.A. - Alternate member of the Fiscal Council
-	Alpargatas S.A. - Member of the Fiscal Council
-	BB Gestão de Recursos Distribuidora de Títulos e Valores Mobiliários S.A. - Member of the Fiscal Council

b.	Events which have occurred over the last 5 years, related to:

i.	any criminal sentence
ii.	any adverse judgment in administrative proceeding by CVM and the penalties applied
iii.
any final and unappealable adverse judgment, at legal or administrative level, which has suspended or disqualified the candidate in connection with the performance of any professional or business activity

Members of Fiscal Council presented in this document informed the Company that there were no criminal sentences, no adverse judgments in any administrative proceeding by CVM or any other legal or administrative judgment that has suspended their ability or unqualified them to perform any professional or business activity.

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12.9.	Marital relationship, stable union or family relationship up to the second degree between:

a.	the Company’s officers and directors

Shall be elected at this meeting only members of the Fiscal Council. Therefore, this item does not apply.

b.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

Shall be elected at this meeting only members of the Fiscal Council. Therefore, this item does not apply.

c.	(i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

Shall be elected at this meeting only members of the Fiscal Council. Therefore, this item does not apply.

d.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

Shall be elected at this meeting only members of the Fiscal Council. Therefore, this item does not apply.

6

12.10.	Subordination, service rendering or control relationships kept, over the last 3 fiscal years, between the Company’s management and:

a.	any of the Company’s direct or indirect subsidiaries

Shall be elected at this meeting only members of the Fiscal Council. Therefore, this item does not apply.

b.	any of the Company’s direct or indirect controlling shareholders

Shall be elected at this meeting only members of the Fiscal Council. Therefore, this item does not apply.

c.	if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

Shall be elected at this meeting only members of the Fiscal Council. Therefore, this item does not apply.

7

ANNEX VII - ANNEX-19 OF CVM INSTRUCTION Nr 481/09

ANNEX 19 (in compliance with CVM Instruction n° 481/09)
ACQUISITION OF CONTROL

1. Describe the Transaction

On October 20th, 2011, Cia. Ultragaz S.A. (“Cia. Ultragaz”), a company indirectly controlled by Ultrapar Participações S.A. (“Ultrapar”), signed with Repsol Butano S.A. (company headquartered  and established under the laws of Spain) and Tucunaré Empreendimentos e Participações Ltda. (together, “Sellers”) a Sale and Purchase Agreement (“SPA”) for the acquisition of total shares of Repsol Gás Brasil S.A., currently named Distribuidora de Gás LP Azul S.A. (“Repsol”), a company with operations in the distribution of bulk liquefied petroleum gas (“LPG”) segment, with a market share of 1% of the Brazilian LPG market in this segment  (“Acquisition”).

The Acquisition was closed on October 20th, 2011, with a payment of R$ 50 million.

2. Inform the reason, statutory or legal, for which the transaction was submitted for approval in the shareholders’ meeting

The Acquisition is submitted for ratification of the shareholders’ meeting of Ultrapar in compliance with article 256, II, item “b” of Law nr. 6,404/76 as the average price of each acquired share is over one and a half times the net equity value per share, with the net equity being valued at market price.

3. Regarding the company whose control was or will be acquired:

a. Inform the name and qualification

Repsol Gás Brasil S.A., a company with headquarters at Praia de Botafogo, nr 300, 7th floor, room 701-B, Botafogo, in the city and state of Rio de Janeiro, currently named Distribuidora de Gás LP Azul S.A.

b. Number of shares and quotas of each class or type issued

On October 20th, 2011, date of signature of the SPA and of closing of the Acquisition, Repsol’s capital, fully subscribed, amounted to:

(i) Repsol Butano S.A.: R$ 92,741,800.00, divided into 92,741,800 shares; and

(ii) Tucunaré Empreendimentos e Participações Ltda.: R$ 1,000.00, divided into 1,000 shares.

c. List all the direct and indirect controlling shareholders or members of the controlling block, and their interests held in the company’s share capital, in case they are related parties, as defined by the accounting rules regarding this subject

The Sellers owned the total capital of Repsol. The Sellers are not qualified as related parties to Ultrapar, as defined by the accounting rules regarding this subject.

d. For each class and type of shares or quotas of the company whose control will be acquired, inform:

i. Minimum, average and maximum quotation for each year, in the markets in which they are traded, for the last 3 (three) years

Not applicable. Historical information regarding the trading of the shares of Repsol does not exist, as Repsol was a closely held entity.

ii. Minimum, average and maximum quotation for each quarter, in the markets in which they are traded, for the last 2 (two) years

Same as item d.(i), above.

iii. Minimum, average and maximum quotation for each month, in the markets in which they are traded, for the last 6 (six) months

Same as item d.(i), above.

1

iv. Average quotation, in the markets in which they are traded, for the last 90 days

Same as item d.(i), above.

v. Net equity value at market prices, if the information is available;

R$ 23,253,891.53

vi. Annual net income for the last 2 (two) fiscal years, monetarily adjusted

In 2010 and 2009, Repsol had net losses of R$ 19,647 thousand and R$ 14,300 thousand, respectively, updated by the inflation rate – IPCA/IBGE – until February 29th, 2012.

4. Main terms and conditions of the transaction, including:

a. Identification of the sellers

Repsol Butano S.A. (company headquartered and established under the laws of Spain) and Tucunaré Empreendimentos e Participações Ltda.

b. Number of total shares or quotas acquired or to be acquired

Cia. Ultragaz acquired from the Sellers 92,742,800 shares issued by Repsol, representing the total capital thereof.

c. Total price

The total amount paid to the Sellers was R$ 50 million. At the closing date of the Acquisition, Repsol had R$ 2 million in cash and cash equivalents.

d. Price per share or quota of each type or class

R$ 0.54  per share.

e. Form of payment

The total amount of the Acquisition was paid in cash.

f. Precedent and subsequent conditions to which the transaction is subject

The closing of the Acquisition occurred simultaneously with the signing of the SPA and was not subject to precedent and subsequent conditions. Among other measures customary to transactions of nature similar to that of the Acquisition, upon the execution and closing of the Acquisition, the following measures were taken: (i) payment, by Cia. Ultragaz, of the acquisition price; (ii) transfer of shares held by Sellers to Cia. Ultragaz; and (iii) signing, between  Cia. Ultragaz and Repsol Butano S.A., of license agreement for use of brands “Repsol” and “Repsol Gás” for a period of 6 (six) months.

g. Summary of the representations and warranties given by the sellers

The main representations and warranties given by the Sellers, among others customary to transactions of nature similar to that of the Acquisition, are: (i) organization in accordance with the respective jurisdictions; capacity, legitimacy and necessary authorizations to sign and perform the SPA and to comply with its terms; validity and feasibility of the SPA; inexistence of breach, and consents necessary to the execution of the SPA; (ii) inexistence of material changes in the conduct of Repsol’s operations; non-payment of dividends and other amounts to shareholders; ownership, subscription and payment of capital, and free and clear shares of any charges; inexistence of interest in other companies; compliance with respect to governmental licenses and authorizations; (iii) compliance and adequacy of financial statements; ownership and inexistence of onus on assets; non-default, validity and feasibility of Repsol’s contracts; (iv) compliance and adequacy of corporate, tax and accounting books and records, as well as auxiliary records, supporting documents and other records of Repsol; inexistence of contingencies, including labor, to which Repsol is a party or regarding which it was mentioned; compliance with tax obligations; (v) inexistence of related-party transactions; (vi) maintenance and adequacy of insurance coverage and fulfillment of obligations relating to insurance policies; (vii) inexistence of indebtedness; maintenance of minimum free cash; and (viii) inexistence of environmental contingencies to which Repsol is a party or regarding which it was mentioned or noticed.

2

Some representations and warranties are subject to limitations and exceptions set out in the SPA, as well as to the knowledge of the Sellers.

h. Rules on indemnification of the buyers

The Sellers will indemnify, defend and hold harmless Cia. Ultragaz and Repsol from and against any monetary losses, damages, fines, interest, costs and expenses (including court bonds and attorney’s fees and expenses) which may have resulted in an actual disbursement of money by any of them as a consequence of (a) violation or any false statement, even if unintentional, of any representation or warranty made by the Sellers in the SPA; and (b) breach, by any of the Sellers, of any covenants or obligations under any clauses of the SPA.

The indemnity above is subject to certain time and amount limitations set forth in the SPA.

i. Required governmental approvals

The Acquisition was submitted to the Brazilian Antitrust Authorities (“Sistema Brasileiro de Defesa da Concorrência”) November 11th, 2011, and is still under analysis by the competent bodies.

j. Collaterals granted

No collaterals were granted.

5. Describe the purpose of the transaction

The Acquisition was part of Cia. Ultragaz’s strategy to increase its operational scale in the distribution of bulk LPG.

6. Provide an analysis of the benefits, costs and risks of the transaction

The Acquisition strengthens Cia. Ultragaz’s bulk LPG business, a segment in which it was a pioneer and has a relevant position, allowing economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment, where volume progressions is correlated to the GDP performance.

The main costs associated with the Acquisition are those related to the integration of operations, which include travel expenses, information systems and personnel costs. In addition, the operational integration also involves the conversion of the Repsol brand to the Ultragaz brand and costs related to the adequacy of facilities to standards followed by Cia. Ultragaz.

Regarding the risks, Ultrapar assumed certain liabilities of the businesses acquired in the acquisition of Repsol, therefore, existing financial obligations, legal liabilities and other known and unknown contingent liabilities or risks of the businesses acquired have become the responsibility of Ultrapar.

7. Inform the costs to be incurred by the company if the transaction is not approved

The possible non-ratification of the Acquisition might result in the need of selling the acquired business, incurring costs related to the structuring of that sale, as well as possible loss in case the sale value is lower than the paid value.

8. Describe the sources of funding for the transaction

Ultrapar used its existing cash resources to fund the Acquisition.

9. Describe management’s plans for the company whose control was or will be acquired

Management’s plan includes the integration of the operations of Repsol  with Cia. Ultragaz, consolidating the business of LPG distribution, allowing for growth and stronger competitiveness through the larger operating scale.

10. Provide justified declaration of the management recommending the approval of the transaction

Considering the information provided in this Annex, the management of Ultrapar understands that the ratification of the Acquisition will bring benefits to Ultrapar and its shareholders, given that the Acquisition  strengthens Cia. Ultragaz’s bulk LPG business, segment in which it was a pioneer and has a relevant position,

3

allowing economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment.

11. Describe any existing corporate relationship, even if indirect, between:

a. Any of the sellers or the company whose control has been or will be sold; and
b. Related parties to the company, as defined by the accounting rules regarding this subject

Ultrapar is not aware of the existence of corporate relationship between related parties to Ultrapar, as defined by the accounting rules, and Sellers or Repsol.

12. Provide details of any transaction made in the last 2 (two) years by related parties to the company, as defined by the accounting rules regarding this subject, with equity or other securities or debt instruments of the company whose control was or will be acquired

Ultrapar is not aware of transactions made by related parties to Ultrapar, under the terms described above.

13. Provide copy of all studies and appraisal reports, prepared by the company or by third parties, which supported the negotiation of the price of the acquisition

The price of the Acquisition was established in negotiations between Ultrapar and the Sellers, independent and autonomous parties, based on the assessment that each party had of the business object of the Acquisition and the financial information sent to Ultrapar by the Sellers. It is worth mentioning that the management of Ultrapar has all the necessary knowledge regarding the market that Repsol operates, for the evaluation of the business and discussion and negotiation of the price with the Sellers.

14. In relation to the third parties that prepared appraisal studies and report

a. Inform the name

APSIS Consultoria Empresarial Ltda. (“APSIS”), with headquarter located at Rua da Assembleia, nr 35, 12th floor, Centro, City and State of Rio de Janeiro, registered under CNPJ nr 27.281.922/0001-70, was hired to prepare the valuation report of Repsol in compliance with article 256, paragraph 2°, of the Law nr 6,404/76.

b. Describe their qualification

The consulting company chosen is specialized in appraisal of assets registered with CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, with large experience in the appraisal of companies, as it can be verified by the historical performed services, available on its website (www.apsis.com.br).

c. Describe how they were selected

APSIS was selected due to the quality and experience of more than 30 years in its market in similar jobs to the one necessary for this transaction.

d. Inform if they are related parties to the company, as defined by the accounting rules regarding this subject

Ultrapar, to the best of its understanding, do not consider APSIS its related party, in accordance with the accounting rules regarding this subject.

4

ANNEX VIII - GLOSSARY

References in the items 10, 12.6 to 12.10 and 13 of the Reference Form which are part of this document, to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires).

In addition, all references in this document to:

“ADRs” are to the American Depositary Receipts;

“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian
Association of Vehicle Producers;

“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

“BM&FBOVESPA” are to the Bolsa de Valores, Mercadorias e Futuros de São Paulo, the São Paulo Stock Exchange;

“Braskem” are to Braskem S.A.;

“Brazilian government” are to the federal government of the Federative Republic of Brazil;

“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

“DNP” are to Distribuidora Nacional de Petróleo Ltda.;

“LPG” are to liquefied petroleum gas;

“IFRS” are to International Financial Reporting Standards;

“Ipiranga” are to Ultrapar’s subsidiaries which operate in the fuel and lubricant distribution and related activities;

“IPP” are to Ipiranga Produtos de Petróleo S.A.;

“Latin America” are to countries in America other than the United States and Canada;

“LPG International” are to LPG International Inc.;

“Maxfácil” are to Maxfácil Participações S.A.;

“NYSE” are to the New York Stock Exchange;

“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

“Oxiteno Overseas” are to Oxiteno Overseas Co.;

“Oxiteno” are to Oxiteno S.A. Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

“Petrobras” are to Petróleo Brasileiro S.A.;

“Quattor” are to Quattor Participações S.A, acquired by Braskem in May 2010;

“real”, “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

“Repsol” are to Repsol Gás Brasil S.A.;

 “RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a company engaged in oil refining;

“Serma” are to Association of users of data processing equipment and related services responsible for IT services for Ultrapar;

“Tequimar” are to Terminal Químico de Aratu S.A.;

“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by Chevron Brasil Ltda. and by Sociedade Anônima de Óleo Galena Signal, subsidiaries of Chevron;

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide logistics services for liquid bulk cargo;

“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

“US$”, “dollar” or “dollars” are to the United States dollar.

ANNEX IX - VALUATION REPORT OF THE ACQUISITION OF REPSOL

REPORT:	RJ-0602/11-02

BASE DATE:	October 20, 2011.

APPLICANT:
ULTRAPAR PARTICIPAÇÕES S.A., with head office located at Av. Brigadeiro Luiz Antonio, nº 1.343, 9º andar, in the City and State of São Paulo, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 33.256.439/0001-39, hereinafter called ULTRAPAR.

OBJECT:
REPSOL GÁS BRASIL S.A., with head office located at Praia de Botafogo, nº 300, 7º andar, sala 701-B, Botafogo, in the City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 04.149.292/0001-80, hereinafter called REPSOL.

PURPOSE:	Calculation of REPSOL’s net equity at market price, for support to ULTRAPAR, with a view to comply with article 256 of Law nº 6,404, of 12/15/1976 (Corporate Law).

1

EXECUTIVE SUMMARY

APSIS was hired by ULTRAPAR to calculate the value of REPSOL’s net equity at market price, for support to the applicant, with a view to comply with article 256 of Law no. 6,404, of 12/15/1976 (Corporate Law).

The technical procedures used in this report are in accordance with criteria set forth by appraisal standards, and the valuation calculations for determining the value of assets were devised on the basis of the income, asset and market approaches.

This report presents the market values of the companies’ assets and liabilities used to adjust the book Net Equity of REPSOL through the assets approach.

SUMMARY OF RESULTS

The picture below presents an overview of REPSOL’s Net Equity at market price on the base date of this report, for support purposes, with a view to comply with article 256 of Law no. 6,404, of 12/15/1976 (Corporate Law).

REPSOL GÁS BRASIL S.A.	FINANCIAL STATEMENT
BALANCE SHEET – (IN BRL)	BALANCE AS OF 10/20/2011	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS	8.876.592,06	192.449,36	9.069.041,42
NON-CURRENT ASSETS	17.361.272,68	4.929.920,66	22.291.193,34
OTHER NON-CURRENT ASSETS	266.266,56	–	266.266,56
FIXED ASSETS	17.095.006,12	4.929.920,66	22.024.926,78
TOTAL ASSETS	26.237.864,74	5.122.370,02	31.360.234,76
CURRENT LIABILITIES	5.426.447,62	–	5.426.447,62
NON-CURRENT LIABILITIES	547.247,99	2.132.647,62	2.679.895,61
EQUITY	20.264.169,13	2.989.722,40	23.253.891,53
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	26.237.864,74	5.122.370,02	31.360.234,76
Total number of shares			92.742.800
Equity value per share			BRL 0,2507353

2

1.	INTRODUCTION	4
2.	PRINCIPLES AND QUALIFICATIONS	5
3.	RESPONSIBILITY LIMITS	6
4.	VALUATION METHODOLOGY	7
5.	COMPANY'S PROFILE	8
6.	GENERAL VALUATION CRITERIA	9
7.	VALUATION OF REPSOL'S NET EQUITY AT MARKET PRICE	12
8.	VALUE OF REPSOL'S NET EQUITY AT MARKET PRICE	13
9.	CONCLUSION	14
10.	LIST OF ATTACHMENTS	15

3

1.	INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda., hereinafter called APSIS, with head office located at Rua da Assembléia, nº 35, 12º andar, Centro, in the City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 27.281.922/0001-70, was hired by ULTRAPAR to calculate the value of REPSOL’s Net Equity at market price, with a view to comply with article 256 of Law no. 6,404, of 12/15/1976 (Corporate Law).

In preparing this report, we used data and information supplied by third parties in the form of documents and verbal interviews with customers. The estimates used in this process are based on documents and information which include, among others, the following:

▪	The companies’ historical financial statements; and

▪	A listing of fixed assets on the base date.

The APSIS team responsible for the accomplishment of this report consists of the following professionals:

▪	AMILCAR DE CASTRO
Director
Bachelor of Laws
▪	ANA CRISTINA FRANÇA DE SOUZA
Managing Partner
Civil Engineer (CREA/RJ 91.1.03043-4)
Post-graduated in Accounting Sciences
▪	ANTÔNIO LUIZ FEIJÓ NICOLAU
Project Manager
▪	ANTÔNIO REIS SILVA FILHO
Director
Civil Engineer (CREA/SP 107.169)
MSc in Business Management
▪	BETINA DENGLER
Project Manager
▪	CARLOS MAGNO SANCHES
Project Manager
▪	ERIVALDO ALVES DOS SANTOS FILHO
Accountant (CRC/RJ 100990/O-1)
▪	FELLIPE F. ROSMAN
Project Manager
▪	LUIZ PAULO CESAR SILVEIRA
Director
Mechanical Engineer (CREA/RJ 89.1.00165-1)
MSc in Business Management
▪	MARGARETH GUIZAN DA SILVA OLIVEIRA
Director
Civil Engineer (CREA/RJ 91.1.03035-3)
▪	RICARDO DUARTE CARNEIRO MONTEIRO
Managing Partner
Civil Engineer (CREA/RJ 30137-D)
Post-graduated in Economic Engineering
▪	RENATA POZZATO CARNEIRO MONTEIRO
Project Manager
▪	SERGIO FREITAS DE SOUZA
Director
Economist (CORECON/RJ 23521-0)

4

2.	PRINCIPLES AND QUALIFICATIONS

This report strictly complies with the fundamental principles described below:

▪	The consultants and appraisers have no personal bias towards the subject matter of this report nor do they derive any advantages from it.

▪	APSIS’S professional fees are not, in any way, subject to the conclusions of this report.

▪	The report was prepared by APSIS and no one, other than the consultants themselves, prepared the analyses and respective conclusions.

▪	In this report, one assumes that the information received from third parties is correct and that the sources thereof are contained in this report.

▪	To the best knowledge and credit of the consultants, the analyses, opinions and conclusions presented herein are based on data, diligence, research and surveys that are true and correct.

▪
APSIS assumes full liability for the area of Appraisal Engineering, including implicit appraisals, in the exercise its honorable duties, primarily established in the appropriate laws, codes or regulations.

▪
For projection purposes, we started with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the asset subject to the work in question, other than those listed in this report.

▪
This Report meets the specifications and criteria established by the standards of the Brazilian Association of Technical Standards (ABNT) and by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as: the Treasury Department, Central Bank, Bank of Brazil, CVM (Securities and Exchange Commission), SUSEP (Private Insurance Superintendence), etc.

▪	The report presents all the restrictive conditions imposed by the methodologies adopted, which affect the analyses, opinions and conclusions contained in the same.

▪
APSIS states that it does not have any direct or indirect interests in the applicant and investees, in their respective controllers, or in the operation, there being no relevant circumstances which may characterize a conflict or communion of interests, whether potential or current, towards the issuance of this Appraisal Report.

▪
In the course of our work, the controllers and managers of the applicant and appraised company did not guide, restrict, hinder or perform any acts, which have or may have compromised access to, use or knowledge of information, property, documents or work methodologies relevant to the quality of our conclusions.

5

3.	RESPONSABILITY LIMITS

▪
To prepare this report, APSIS used historic data and information audited by third parties or non-audited, and projected non-audited data supplied in writing or verbally by the company’s management or obtained from the sources mentioned. Therefore, after having assessed the information and data obtained and found them consistent, APSIS assumed them as true and correct for this report, not having, nevertheless, any responsabilities with regards to their truthfulness.

▪	The scope of this work did not include audit of financial statements or revision of the works performed by its auditors.

▪
Our work was developed for the exclusive use of the applicant and its partners, aiming at the already described objective. Therefore, this report must not be published, circulated, copied, disclosed or used for purposes other than the aforementioned, without the prior and written approval of APSIS.

▪	We point out that understanding of this report’s conclusion will be achieved by reading it and its attachments thoroughly. Therefore, one should not draw conclusions from a partial reading.

▪
We are not liable for occasional losses to the applicant, its shareholders, directors, creditors or to other parties as a result of the use of data and information supplied by the company and comprised in this report.

▪
The analyses and conclusions contained herein are based on several premises, held as of this date, of future operational projections, such as: market values, revenues, taxes, investments, operating margins, etc. Thus, future results may differ from any forecast or estimate contained in this report.

▪	This valuation does not reflect events, and their respective impacts, occurred after the date of issuance of this report.

6

4.	VALUATION METHODOLOGY

ASSETS APPROACH – NET EQUITY AT MARKET PRICE

This methodology derives from Generally Accepted Accounting Principles (“PCGA”), where financial statements are prepared based on the principle of historic or acquisition cost.
Due to this principle and to the fundamental accounting principle, the book value of the assets of a company minus the book value of its liabilities equals the book value of its net equity.

The application of this methodology contemplates, as a starting point, the book values of assets and liabilities and requires that some of these items be adjusted so as to reflect their probable realizable values. The result of the application of this method may provide an initial basis towards the estimate of the company’s value, as well as a useful basis of comparison with the results from other methodologies.

On the other hand, the basic economics principles allow us to create the following valuation technique: the value defined for assets minus the value defined for liabilities equals the value defined for a company’s net equity. From an appraisal perspective, the relevant value definitions are those that are appropriate to the purpose of the valuation.

The assets approach, therefore, aims at assessing a company according to the adjustment of the book value (net balance) to its respective fair market values. The assets and liabilities deemed relevant are appraised on the basis of their fair market value, with a comparison being made between this value and their book value (net balance).
The general valuation criteria applied towards the adjustment of assets subject to a market price valuation, are detailed in Chapter 6 of the report.

After being duly analyzed, these adjustments are added to the book Net Equity value, thus establishing the company’s market value through the assets approach. The company’s fair market value will be the Net Equity value after having considered the adjustments found for the assets and liabilities assessed.

It’s worth pointing out that the identification and quantification of liabilities that were neither recorded nor disclosed by the Company’s Management were not subject to our work.

In this valuation, the methodology and scope adopted was to assess a company’s going concern. Therefore, expenses incurred in asset realization or liability requirements, as well as those related to the companies’ bankruptcy or liquidation processes were not considered in the calculations.

7

MAIN VALUATION STAGES

▪	Reading and analysis of the companies’ balance sheets.

▪
Analysis of asset and liability accounts registered on the company’s balance sheet, aiming at identifying accounts that are subject to adjustments, as well as calculations and their probable market values.

▪	Adjustments of inventories through their market value.

▪	Adjustment of the companies’ fixed assets through their respective market values on the basis of calculations performed by APSIS.

▪	Adjustment of the value of contingencies.

▪	Calculation of the market value of the company’s net equity.

8

5.	COMPANY’S PROFILE

REPSOL GÁS BRASIL exclusively distributes liquefied petroleum gas (LPG) in bulk and owns 1% stake in the Brazilian LPG market in this segment. The volume sold by REPSOL in the last 12 months totaled 22 000 tons. REPSOL mainly performs the following operations:
•	Acquisition, storage, handling, transportation and trading of butane, propane and other gases that are also liquefiable;
•	Import and export of butane and propane gas and any other gases that are also liquefiable;
•
Research, construction, acquisition, verification, lease, sale and other commercial operations over any and all procedures, machinery, equipment, fixtures and fittings for the gas industry and consumption of gaseous fuels, including registration, introduction and exploitation of patents, industrial and commercial methods and processes, and services;

•	Performance of works and installations related to the use of combustible gases, as well as maintenance and repairs.

PRODUCT’S DESCRIPTION

LPG is a gaseous fuel derived from petroleum, obtained from a process called cracking. LPG is better known in Brazil as "cooking gas" due to its main application as gas for cooking food, estimated at about 90 % of Brazilian demand. Other commonly found applications are those for commercial use (bars, restaurants, bakeries, hotels, etc.), industrial use (steel industries, foundries etc.), agricultural use (used in horticultures for controlling the temperature of greenhouses, poultry, and grain and seed roasting), and in warehouses (used to supply forklifts).It is the lightest of oil products, comprising a mixture of propane and butane gas that produce combustion without toxic residues.

9

6.	GENERAL VALUATION CRITERIA

This report was prepared with a view to comply with the provisions of article 256 of Law no. 6,404 of 12.15.1976 (Corporate Law), so as to assess REPSOL’s net equity at market price.

EVENTS AND ADJUSTMENTS CONTEMPLATED IN THE VALUATION

The audited Financial Statements taken as the basis for this report were prepared by the Company upon the adoption of the full implementation of Law no. 11,638/ 07. The table below presents the general criteria defined for the valuation of each account and/ or group of accounts of the companies involved in the operation:

ACCOUNT GROUP	ASSUMPTIONS	VALUATION CRITERIA
GENERAL	Accounts whose value is below BRL 30 000 were not analyzed, with the book value being kept, except for those accounts that were consolidated in any particular group.	Market value identical to book value.
CASH AND CASH EQUIVALENTS	Represented by: • Cash • Bank Account Movement • Financial Investments	Market value identical to book value, as it did not present a relevant adjustment to market value.
TRADE ACCOUNTS RECEIVABLE	Represented by: • Accounts receivable from customers, net of provision of doubtful receivables. • No interest embedded in credits receivable.	Market value identical to book value, as it did not present a relevant adjustment to market value.
INVENTORIES	Substantially represented by gas inventories.	Adjusted to the market value on the basis of the selling price net of taxes and trading expenses.

10

ACCOUNT GROUP	ASSUMPTIONS	VALUATION CRITERIA
RECOVERABLE TAXES	Substantially represented by PIS and COFINS recoverable.	Market value identical to book value, as it did not present a relevant adjustment to market value.
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	Represented by tax credits originating from tax losses and the negative bases of social contribution and tax effects of adjustments to market value.
Adjusted for the tax effects of IT/SC (Income Tax/Social Contribution) on capital gains.

Tax credits originating from tax losses and the negative base of social contribution were not booked due to the company’s historical losses in conjunction with the purchaser's intention to incorporate the company.

ADVANCES TO SUPPLIERS AND EMPLOYEES	Represented by several advances made to suppliers and employees.	Market value identical to book value, as it did not present a relevant adjustment to market value.
PREPAID EXPENSES	Represented by insurance costs, which, in case of cancellation, shall be refunded.	Market value identical to book value, as it did not present a relevant adjustment to market value.
ESCROW DEPOSITS	Represented by guarantee deposits.	Market value identical to book value, as it did not present a relevant adjustment to market value.
TRANSPORT EQUIPMENT, MACHINERY AND GAS INSTALLATIONS AT CUSTOMERS’ PLACE	Specific valuation reports.	Market value.
OTHER FIXED ASSETS	Buildings, Furniture and Appliances, Facilities, IT Equipment, Equipment in Warehouses - Assets of little relevance to the business.	Market value identical to book value, as it did not present a relevant adjustment to market value.

11

ACCOUNT GROUP	ASSUMPTIONS	VALUATION CRITERIA
TRADE PAYABLES	Amounts payable to suppliers whose payments occur at very short term.	Market value identical to book value, as it did not present a relevant adjustment to market value.
SALARIES AND RELATED CHARGES	Represented by the balance of salaries, provision for vacation and 13th salary, including related charges.	Market value identical to book value, as it did not present a relevant adjustment to market value.
TAXES PAYABLE	Substantially represented by: • ICMS • IRRF • ISS • PIS • COFINS	Market value identical to book value, as it did not present a relevant adjustment to market value.
OTHER ACCOUNTS PAYABLE	Substantially represented by the estimated provision for environmental liabilities.	Market value identical to book value, as it did not present a relevant adjustment to market value.
PROVISION FOR CONTINGENCIES	Represented by the contingencies considered by management in conjunction with its legal counsel with a degree of probable and possible risk.	Adjusted.
NET EQUITY	Represented by: • Capital Share • Accumulated Losses • Adjustments to Market Value	Adjusted for capital gains

12

7.	VALUATION OF REPSOL’S NET EQUITY AT MARKET PRICE

The assets approach was adopted in this report for the valuation of REPSOL’s net equity at market value. In this approach, we assessed the relevant assets and liabilities so as to reflect their fair market value, according to the criteria detailed in Chapter 6.

RELEVANT ASSETS

To achieve the value of REPSOL’s net equity at market price, it was necessary to do the valuation of its relevant operating assets.

FIXED ASSETS

The valuation of fixed assets was done on the basis of the report conducted by APSIS on the base date of 10/20/2011 under number RJ-0602/11-01.

VALUATION OF OTHER ASSETS AND LIABILITIES

For other REPSOL assets and liabilities, the criteria detailed in Chapter 6 was adopted, as shown in the calculation spreadsheets of Attachment 1.

13

8.	VALUE OF REPSOL’S NET EQUITY AT MARKET PRICE

The table below shows the value of REPSOL’s Net Equity at Market Price on the base date, with corresponding adjustments in major accounts, on the base date of this report:

REPSOL GÁS BRASIL S.A.	FINANCIAL STATEMENT
BALANCE SHEET – (IN BRL)	BALANCE AS OF 10/20/2011	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS	8.876.592,06	192.449,36	9.069.041,42
NON-CURRENT ASSETS	17.361.272,68	4.929.920,66	22.291.193,34
OTHER NON-CURRENT ASSETS	266.266,56	–	266.266,56
FIXED ASSETS	17.095.006,12	4.929.920,66	22.024.926,78
TOTAL ASSETS	26.237.864,74	5.122.370,02	31.360.234,76
CURRENT LIABILITIES	5.426.447,62	–	5.426.447,62
NON-CURRENT LIABILITIES	547.247,99	2.132.647,62	2.679.895,61
EQUITY	20.264.169,13	2.989.722,40	23.253.891,53
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	26.237.864,74	5.122.370,02	31.360.234,76
Total number of shares			92.742.800
Equity value per share			BRL 0,2507353

14

9.	CONCLUSION

Based on the examination of the documentation mentioned above and on studies conducted by APSIS, the experts concluded that the value of REPSOL’s Net Equity at market price, calculated by means of the assets approach is BRL 23,253,891.53 (twenty-three million, two hundred fifty-three thousand eight hundred and ninety-one reais and fifty-three centavos), and the equity value per share of BRL 0.2507353, on the base date of October 20, 2011.

Appraisal Report RJ-0602/11-02 was prepared in the form of a Digital Report (electronic document in Portable Document Format PDF), with the digital certification of the responsible technical parties, and printed by APSIS, composed of fifteen (15) pages typed on one side and two (02) attachments. APSIS Consultoria Empresarial Ltda ., CREA / RJ 82.2.00620-1 and CORECON / RJ RF/2.052-4 , a company specialized  in asset valuation, legally represented hereunder by its directors , makes itself available to provide any clarifications that perhaps may be needed.

Rio de Janeiro, December 28, 2011.

Director	Project Manager

15

10.	LIST OF ATTACHMENTS

1.	VALUATION CALCULATIONS

2.	GLOSSARY AND APSIS’S PROFILE

RIO DE JANEIRO – RJ Rua da Assembleia, nº. 35, 12º andar Centro, CEP: 20011-001 Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851	SÃO PAULO – SP Av. Angélica, nº 2.503, Conj. 42 Consolação, CEP: 01227-200 Tel.: + 55 11 3666.8448 Fax: + 55 11 3662.5722

16

                                                                    ATTACHMENT 1

--------------------------------------------------------------------------------

BALANCE SHEET - (IN BRL)
                                     BALANCE AS OF     MARKET        ADJUSTED
                                      10/20/2011     ADJUSTMENTS     BALANCE

--------------------------------------------------------------------------------

CURRENT ASSETS                     8.876.592,06     192.449,36    9.069.041,42

--------------------------------------------------------------------------------

Cash and cash equivalents          2.150.799,39         -         2.150.799,39

Trade accounts receivable          2.875.395,22         -         2.875.395,22

Inventories                        802.554,37       192.449,36      995.003,73

Recoverable taxes                  1.091.656,16         -         1.091.656,16

Advances to suppliers              1.596.227,00         -         1.596.227,00

Advances to employees              324.035,43           -           324.035,43

Prepaid expenses                   35.924,49            -            35.924,49

--------------------------------------------------------------------------------

NON-CURRENT ASSETS                 17.361.272,68  4.929.920,66   22.291.193,34

--------------------------------------------------------------------------------

Escrow deposits                    266.266,56          -            266.266,56

--------------------------------------------------------------------------------

Fixed assets                       17.095.006,12  4.929.920,66   22.024.926,78

--------------------------------------------------------------------------------

TOTAL ASSETS                       26.237.864,74  5.122.370,02   31.360.234,76

--------------------------------------------------------------------------------

CURRENT LIABILITIES                5.426.447,62       -           5.426.447,62

--------------------------------------------------------------------------------

Trade payables                     3.838.070,48       -           3.838.070,48

Salaries and related charges       1.521.152,59       -           1.521.152,59

Taxes payable                         60.934,80       -              60.934,80

Other accounts payable                 6.289,75       -               6.289,75

--------------------------------------------------------------------------------

NON-CURRENT LIABILITIES              547.247,99   2.132.647,62    2.679.895,61

--------------------------------------------------------------------------------

Provision for contingencies        547.247,99       592.487,60    1.139.735,59

--------------------------------------------------------------------------------

NET EQUITY                         20.264.169,13  2.989.722,40   23.253.891,53

--------------------------------------------------------------------------------

Share Capital                      92.742.800,00      -          92.742.800,00

Accumulated losses                (72.478.630,87)     -         (72.478.630,87)

Adjustments to market value              -        2.989.722,40    2.989.722,40

--------------------------------------------------------------------------------

TOTAL LIABILITIES AND
  SHAREHOLDERS EQUITY          26.237.864,74      5.122.370,02   31.360.234,76

--------------------------------------------------------------------------------

                                                                    ATTACHMENT 2

ABL -- Gross Leasable Area

ABNT -- Brazilian Technical Standards Association

Allocated  Codes -- serial  number  (grades or  weights)  to  differentiate  the quality features of properties.

Allotment  -  subdivision  of a tract of land into lots for  buildings  with the opening of new  thoroughfares,  or the extension,  modification  or expansion of existing ones.

Amortization -- systematic  allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its  characteristics and conservation status at the time of inspection.

Asset -- a resource  controlled  by the entity as a result of past  events  from which future economic benefits are expected for the entity.

Asset Approach -- valuation of companies where all assets  (including  those not accounted  for) have their values  adjusted to the market.  Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic  Infrastructure -- urban rainwater  drainage  equipment,  street lighting, sewage system,  drinking water,  public and home  electricity  supply and access routes.

BDI -- a percentage  that  indicates the benefits and overhead  costs applied to the direct cost of construction.

Best Use of the Property - the most  economically  appropriate  use of a certain property  according to its  characteristics  and surroundings,  respecting legal limitations.

Beta -- a systematic risk measure of a share;  price trend of a particular share to be correlated with changes in a given index.

Book  Value - the  value at which an asset or  liability  is  recognized  on the balance sheet.

Building   Standard  -  the  quality  of  the  improvements   according  to  the
specifications  of design,  materials,  workmanship and performance  effectively used in construction.

Business  Combination  - union of  separate  entities  or  businesses  producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more  businesses,  regardless of the legal form of operation.

Business Risk - uncertainty  of  realization  of expected  future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) -- fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital  Asset  Pricing  Model) -- model in which the capital cost for any share or lot of shares  equals the risk free rate plus risk premium  provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization  Rate - any divisor used to convert economic  benefits into value in a single period.

Capital  Structure - composition of a company's  invested  capital,  between own capital (equity) and third-party capital (debt).

Cash Flow - cash  generated  by an asset,  group of assets or business  during a given  period  of time.  Usually  the term is  supplemented  by a  qualification referring to the context (operating, non-operating, etc...).

                                                                               1

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders

(interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty - an event that causes financial loss.

Company -- commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset in result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium -- value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC - Accounting Pronouncements Committee.

Current Value -- value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D [and] A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs,  including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

                                                                               2

Discount for Lack of Liquidity - value or percentage  deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future  economic  benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA  (Earnings  before  Interest,  Taxes,  Depreciation  and  Amortization) -
earnings before interest, taxes, depreciation and amortization.

Economic Benefits -- benefits such as revenue, net profit, net cash flow, etc.

Efficient Use -- that which is  recommendable  and technically  possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical  Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial
/ residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent  Construction  Area  --  constructed  area on  which  the  unit  cost
equivalence  of  corresponding   construction  is  applied,  according  to  ABNT
postulates.

Equivalent  Depth - numerical  result of the  division of a lot area by its main projected front.

Expertise  -  technical  activity  performed  by a  professional  with  specific expertise  to  investigate  and  clarify  facts,  check the status of  property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials,  systems,  networks,  equipment  and  operational support  services for a single machine,  production line or plant,  according to the degree of aggregation.

Fair Market Value - value at which an asset could have its  ownership  exchanged between a  potential  seller  and a  potential  buyer,  when both  parties  have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value  that can be  obtained  from the sale of an asset or  cash-generating  unit less sale  expenses,  in a  transaction  between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm,  or unlevered  free cash flow.

Financial Lease - that which substantially  transfers all the risks and benefits related  to the  ownership  of the  asset,  which may or may not  eventually  be transferred.  Leases that are not financial  leases are  classified as operating leases.

Fixed Asset -- tangible  asset  available for use in the production or supply of goods or  services,  in  third-party  leasing,  investments,  or for  management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the  performance of products and services,  or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

                                                                               3

Forced  Liquidation - condition on the  possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage -  horizontal  projection  of the line  dividing  the  property and the access road; measurement of the front of a building.

Goodwill -- see Goodwill based on the expectation of future profitability
(goodwill) .

Homogenization  - treatment of observed  prices by application  of  mathematical transformations  that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized  Area  --  useful  or  private  area,  or  built  with  mathematical treatments  for  valuation  purposes,  according  to criteria  based on the real estate market.

IAS (International Accounting Standards) - International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting
Standards Board.

Ideal  Fraction - percentage  owned by each of the buyers  (tenants) of the land and of the building's common items.

IFRS  (International  Financial Reporting  Standards) - International  Financial
Reporting Standards, a set of international accounting  pronouncements published and reviewed by the IASB.

Impairment - see Losses on devaluation

Impairment  Losses  (impairment) - book value of the asset that exceeds,  in the case of stocks,  its  selling  price less the cost to complete it and expense of selling it; or, in the case of other assets,  their fair value less  expenditure for sale.

Income Approach -- valuation method for converting the present value of expected economic benefits.

Independent  Variables  -  variables  that  provide  a  logical  content  to the formation of the value of the property subject to the assessment.

Indirect  Production Cost -  administrative  and financial  costs,  benefits and other liens and charges necessary for the production of goods.

Influence   Point  -  atypical  point  that,   when  removed  from  the  sample,
significantly  changes the estimated  parameters or the linear  structure of the model.

Insurance - risk transfer  guaranteed by contract whereby one party  undertakes, subject to payment of  premium,  to  indemnify  another  for the  occurrence  of casualties covered under the policy.

Insurance  Value - value at which an insurance  company  assumes the risks,  and does not apply to the land and foundations, except in special cases.

Intangible Asset - identifiable  non-monetary asset without physical  substance.
This  asset is  identifiable  when:  it is  separable,  i.e.,  capable  of being separated or divided from the entity and sold, transferred,  licensed, leased or exchanged,  either  alone  or  together  with  the  related  contract,  asset or
liability;   or  originates  from  contractual  rights  or  other  legal  rights regardless of their being  transferred,  separable from the entity or from other rights and obligations.

Internal  Rate of Return - discount  rate where the present value of future cash flow is equivalent to the cost of investment.

                                                                               4

International  Accounting  Standards - standards and interpretations  adopted by the IASB.  They include:  International  Financial  Reporting  Standards  (IFRS)
International  Accounting  Standards (IAS) and interpretations  developed by the
Interpretation  Committee on International Financial Reporting Standards (IFRIC)
or by the former Standing Interpretations Committee (SIC).

Invested Capital -- the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment  Property - property (land,  building or building part, or both) held by the owner or lessee under the lease,  both to receive payment of rent and for capital appreciation or both, other than for: use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question.  In the case of business valuation,  this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the  prospective  tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori,  and traditionally have been important for the formation of property value.

Levered Beta -- beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the  settlement  thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation  Value - value of a property  offered for sale on the market outside the normal  process,  i.e. one that would be  established  if the property  were offered for sale  separately,  taking into  account the costs  involved  and the discount required for a sale in a reduced period.

Liquidity  - ability to rapidly  convert  certain  assets  into cash or into the payment of a certain debt.

Market Approach -- valuation method in which multiple  comparisons  derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing  Factor - the  ratio  between  the  market  value of an asset  and its reproduction  cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market  Research  -  set  of  activities  for   identification,   investigation,
collection,  selection,  processing,  analysis and  interpretation of results on market data.

Maximum  Insurance  Value -  maximum  value  of the  property  for  which  it is recommendable  to insure it. This criterion  establishes that the property whose depreciation  is  greater  than 50%  should  have its  Maximum  Insurance  Value equivalent  to  twice  as much as the  Current  Value;  and the  property  whose depreciation  is with less than 50%  should  have its  Maximum  Insurance  Value equivalent to the Replacement Value.

Multiple - market value of a company,  share or invested  capital,  divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash  equivalents,  net position in derivatives,  short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures,

                                                                               5

short-term  and long-term  deficits with pension  funds,  provisions,  and other credits and obligations to related parties, including subscription bonus.

Non-Operating  Assets - those not directly  related to the company's  operations
(may or may not generate  revenue) and that can be disposed of without detriment to its business.

Null  hypothesis  in a regression  model --  hypothesis in which one or a set of independent  variables  involved in the  regression  model are not  important to explain  the  variation  of the  phenomenon  in  relation  to a  pre-established significance level.

Operating Assets -- assets that are basic to the company's operations.

Operating Lease -- that which does not substantially  transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual  Value - value at the end of the projective  period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property,  due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) -- future economic benefits arising from assets not capable of being  individually  identified or separately recognized.

Present Value - the estimated  present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed  involving a property,  a product or the right thereto.

Private Area -- useful area plus building blocks (such as walls, pillars,  etc.)
and elevator hallway (in specific cases).

Property -- something  of value,  subject to use, or that may be the object of a right, which integrates an equity.

Qualitative  Variables  - variables  that  cannot be  measured or counted,  only ordered or ranked,  according  to  attributes  inherent to the  property  (e.g., building standard, conservation status and quality of the soil).

Quantitative  Variables  -  variables  that can be  measured  or counted  (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations -- range in the vicinity of the point estimator adopted in the  valuation  within which to  arbitrate  the value of the property provided it is justified by the existence of features that are not  contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property,  consisting  of land and any  improvements  incorporated thereto. Can be classified as urban or rural,  depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit)
minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount  paid for the  capital  earned  from third parties, in the form of loans, financing, market funding, among others.

Reference  Real Estate -- market data with  features  comparable to the property assessed.

                                                                               6

Regression Model - the model used to represent a specific phenomenon, based on a sample,considering the various influencing characteristics.

Remaining Life -- Property's remaining life.

Replacement Cost -- a property's  reproduction  cost less  depreciation with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current  market  prices) to be replaced with or  substituted by a new, equal or similar property.

Reproduction  Cost - expense  required for the exact  duplication of a property, regardless of any depreciation.

Reproduction  Cost Less  Depreciation  -- a  property's  reproduction  cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual  Value of an Asset --  estimated  value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the  expected  age and  condition at the end of its useful life.

Sample -- set of market data representative of a population.

Scrap Value - market  value of a  property's  reusable  materials  in  disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices - see Assets Approach.

Statistical  Inference  -  part  of  statistical  science  that  allows  drawing conclusions about the population from a sample.

Subsidiary  -  entity,  including  that  with  no  legal  character,  such as an association, controlled by another entity (known as the parent company).

Supporting  Documentation -  documentation  raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful  observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land,  building,  machinery, equipment, furniture and tools.

Technical  Report -  detailed  report  or  technical  clarification  issued by a legally qualified and trained professional on a specific subject.

Total  Construction  Area -- resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the  subdivision,  split or  implementation  of a business.

Useful Area -- real private area  subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful  Economic Life - the period in which an asset is expected to be available for use, or the number of production  or similar  units  expected to be obtained from the asset by the entity.

                                                                               7

Valuation -- act or process of determining the value of an asset.

Valuation  Methodology - one or more  approaches  used in developing  evaluative calculations for the indication of the value of an asset.

Value at Risk - representative  value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry,  including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the  graphic  representation  or listing  of generic  square  meter values of land or of the real estate on the same date.

WACC  (Weighted  Average  Cost of  Capital)  - model  in which  capital  cost is determined  by the  weighted  average of the market  value of capital  structure components (own and others).

                                                                               8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2012

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Manual for Shareholders’ Participation in the Annual and Extraordinary Shareholders’ Meeting of April 11th, 2012)